As filed with the Securities and Exchange Commission on October 10, 2017

Registration No. 333-220668

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________
Amendment No. 1
to
Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
________________________
Ocean Rig UDW Inc.
(Exact name of registrant as specified in its charter)
________________________
Cayman Islands	1381	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Ocean Rig UDW Inc. Ocean Rig Cayman Management Services SEZC Limited 3rd Floor Flagship Building Harbour Drive, Grand Cayman, Cayman Islands +1 345 327 9232	Seward & Kissel LLP Attention: Gary J. Wolfe One Battery Park Plaza New York, New York 10004 (212) 574-1200
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)	(Name, address and telephone number of agent for service)
________________________

Copy to:

Gary J. Wolfe, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574‑1223 (telephone number) (212) 480‑8421 (facsimile number)

________________________
Approximate date of commencement of proposed sale to the public:
From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.
Emerging growth company.  ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common shares, par value $0.01	35,260,089 common shares	$22.61(1)	$797,230,612.29(1) (2)	$92,399.03(3)

(1)	Estimated solely for the purpose of calculating the registration fee, based on the average of the high and low trading prices as reported on the NASDAQ Global Select Market on September 25, 2017.

(2)	Estimated pursuant to Rule 457(a) under the Securities Act of 1933, as amended.

(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling shareholders identified herein may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 10, 2017
PRELIMINARY PROSPECTUS

35,260,089 Common Shares

Ocean Rig UDW Inc.
This prospectus relates to the resale, from time to time, of up to 35,260,089 common shares of Ocean Rig UDW Inc., being offered by the selling shareholders identified herein. The selling shareholders may sell their shares, from time to time, in one or more offerings, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. The selling shareholders may sell shares in regular brokerage transactions, in transactions directly with market makers or investors, in privately negotiated transactions or through agents or underwriters they may select from time to time. See "Plan of Distribution" for more information on the methods of sale that may be used by the selling shareholders.
We are not offering any common shares for sale under this prospectus, and we will not receive any proceeds from the sale of the common shares by the selling shareholders.
Our common shares are currently listed on the NASDAQ Global Select Market under the symbol "ORIG." The last reported sale price of our common shares was $24.86 on October 9, 2017.
Investing in our common shares involves risks. See "Risk Factors" beginning on page 14 of this prospectus and other risk factors contained in the documents incorporated by reference herein.
Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
_______________________
The date of this prospectus is       , 2017.

TABLE OF CONTENTS
Page
PROSPECTUS SUMMARY	2
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA	11
RISK FACTORS	14
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	48
USE OF PROCEEDS	50
PRICE RANGE OF OUR COMMON SHARES	51
CAPITALIZATION	52
DIVIDEND POLICY	53
MANAGEMENT	54
PRINCIPAL AND SELLING SHAREHOLDERS	58
PLAN OF DISTRIBUTION	61
DESCRIPTION OF SHARE CAPITAL	63
TAXATION	75
EXPENSES OF THE OFFERING	81
ENFORCEABILITY OF CIVIL LIABILITIES	82
LEGAL MATTERS	83
EXPERTS	83
WHERE YOU CAN FIND MORE INFORMATION	83
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION	F-1

    This prospectus is part of a registration statement on Form F-1 we filed with the Securities Exchange Commission, or the SEC, using a shelf registration process. Under the shelf registration process, the selling shareholders named in this prospectus may, from time to time, sell the securities described in this prospectus in one or more offerings. This prospectus and the documents incorporated by reference herein include important information about us, the common shares being offered by the selling shareholders and other information you should know before investing. This prospectus does not contain all the information provided in the registration statement we filed with the SEC. You should read this prospectus together with the additional information about us described in the section below entitled "Where You Can Find More Information."

You should rely only on the information contained in, or incorporated by reference into, this prospectus. We have not, and the selling shareholders have not, authorized anyone to provide you with different or additional information. If such information is provided to you, you should not rely on it. This prospectus is not an offer to sell these securities, and selling shareholders are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date on the front cover of the prospectus and information we have incorporated by reference in this prospectus is accurate only as of the date of the document incorporated by reference. You should not assume that the information contained in, or incorporated by reference into, this prospectus is accurate as of any other date.

EXPLANATORY NOTE

The purpose of this Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333- 220668) (the "Registration Statement")  originally filed with the SEC on September 27, 2017 is to: 1) incorporate the form of the Second Amended and Restated Memorandum and Articles of Association and related proxy materials in connection with our Extraordinary General Meeting to be held on November 3, 2017 (the "EGM"), by reference; 2) include a Management section that updates certain information relating to our management and board structure following the EGM; and 3) to include any material updates for the passage of time since the filing of the Registration Statement.

PROSPECTUS SUMMARY
This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that you should consider before investing in our common shares. On September 22, 2017, we completed a financial restructuring of our company, pursuant to which, among other things, our aggregate outstanding indebtedness owed to third parties has been reduced from approximately $3.7 billion of principal (plus accrued interest) to $450 million. We refer to this as the "Restructuring", which is described more fully under "—Recent Developments—The Restructuring." You should carefully read this entire prospectus and the other documents to which this prospectus refers to fully understand the effects of the Restructuring (as defined herein). In particular, you should read the form of Second Amended and Restated Memorandum and Articles of Association of the Company included as an exhibit hereto because these documents will govern your rights as a shareholder of the Company following the Restructuring and upon their adoption. See the sections entitled "Description of Share Capital" and "Where You Can Find More Information" elsewhere in this prospectus. For a discussion of the risk factors that you should carefully consider, see the section entitled "Risk Factors" beginning on page 14.
Unless otherwise indicated, all information in this prospectus has been adjusted to give effect to the one-for-9,200 reverse stock split of our common shares effected on September 21, 2017 in connection with the consummation of the Restructuring. See "—Recent Developments—Reverse Stock Split."
As used throughout this prospectus, the terms the "Company," "Ocean Rig UDW," "we," "our" and "us" refer to Ocean Rig UDW Inc. and its subsidiaries, except where the context otherwise requires.  Unless otherwise indicated, all references to "dollars" and "$" in this prospectus are to, and amounts are presented in, U.S. Dollars. We prepare our financial statements in U.S. dollars and in accordance with U.S. GAAP.
Our Company
We are an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry. We seek to utilize our high-specification drilling units to the maximum extent of their technical capability and we believe that we have earned a reputation for operating performance excellence, customer service and safety.
We, through our wholly-owned subsidiaries, currently own two modern, fifth generation harsh weather ultra-deepwater semisubmersible offshore drilling units, the Leiv Eiriksson and the Eirik Raude, five sixth generation advanced capability ultra-deepwater drilling units, the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon, the Ocean Rig Mykonos, and the Ocean Rig Paros, and four seventh generation drilling units, the Ocean Rig Mylos, the Ocean Rig Skyros, the Ocean Rig Athena, and the Ocean Rig Apollo. The Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon, the Ocean Rig Mykonos, and the Ocean Rig Paros are "sister-ships" constructed to the same high-quality drilling unit design and specifications and are capable of drilling in water depths of 10,000 feet. In addition, the Ocean Rig Mylos, the Ocean Rig Skyros, the Ocean Rig Athena and the Ocean Rig Apollo are also "sister ships" constructed to the same high-quality drilling unit design and specifications and are capable of drilling in water depths of 12,000 feet. We believe that owning and operating "sister-ships" helps us maintain our cost efficient operations on a global basis through the shared inventory and use of spare parts and the ability of our offshore maritime crews to work seamlessly across all of our drilling units.
In addition, we have contracts to construct three seventh generation drilling units at Samsung Heavy Industries, or Samsung, a major shipyard in Korea, the Ocean Rig Santorini, the Ocean Rig Crete and the Ocean Rig Amorgos. On August 11, 2016, we entered into agreements with Samsung to delay the delivery of the Ocean Rig Santorini and the Ocean Rig Crete to June 2018 and January 2019, respectively, and to postpone certain installment payments, in exchange for the increase in total construction costs to $694.8 million and $709.6 million, respectively. With respect to the Ocean Rig Amorgos, we agreed with Samsung to suspend its construction with an option, subject to our option, to bring it back into force within a period of 18 months after the date of the addendum. The estimated remaining total construction payments for our two drilling units under construction amounted to approximately $0.9 billion in aggregate as of June 30, 2017.

We employ our drilling units primarily on a dayrate basis for initial periods of between two months and six years to drill wells for our customers, typically major oil companies, integrated oil and gas companies, state-owned national oil companies and independent oil and gas companies.
We believe that our drilling units, other than our fifth generation drilling units, the Leiv Eiriksson and the Eirik Raude, are among the most technologically advanced drilling units in the world. The S10000E design, used for our operating drilling units, was originally introduced in 1998 and has been widely accepted by customers. Among other technological enhancements, our drilling units are equipped with dual activity drilling technology, which involves two drilling systems using a single derrick that permits two drilling-related operations to take place simultaneously. We estimate this technology saves between 15% and 40% in drilling time, depending on the well parameters. Each of our sixth generation operating drilling units is capable of drilling 40,000 feet at water depths of 10,000 feet and our seventh generation drilling units have the capacity to drill 40,000 feet at water depths of 12,000 feet, while our fifth generation drilling units are capable of drilling 30,000 feet at water depths of 10,000 feet.

Our Fleet
Set forth below is summary information concerning our offshore drilling units as of October 9, 2017.
Drilling Unit	Year Built or Scheduled Delivery/ Generation	Water Depth to the Wellhead (ft)	Drilling Depth to the Oil Field (ft)	Customer	Expected Contract Expiration(1)	Dayrate (4)		Drilling Location
Operating Drilling Units
Leiv Eiriksson	2001/5th	10,000	30,000	Lundin Norway AS	Q4 2017	$147,315		Norway
Ocean Rig Corcovado	2011/6th	10,000	40,000	Petroleo Brasileiro S.A.	Q2 2018	$496,312	(3)	Brazil
Ocean Rig Mykonos	2011/6th	10,000	40,000	Petroleo Brasileiro S.A.	Q1 2018	$496,312	(3)	Brazil
Ocean Rig Skyros	2013/7th	12,000	40,000	Total E&P Angola	Q3 2021	$580,755		Angola

Available for employment
Ocean Rig Mylos(2)	2013/7th	12,000	40,000
Eirik Raude(2)	2002/5th	10,000	30,000
Ocean Rig Paros(2)	2011/6th	10,000	40,000
Ocean Rig Olympia(2)	2011/6th	10,000	40,000
Ocean Rig Poseidon	2011/6th	10,000	40,000
Ocean Rig Apollo(2)(5)	2015/7th	12,000	40,000
Ocean Rig Athena(2)	2014/7th	12,000	40,000
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(1)	Not including the exercise of any applicable options to extend the term of the contract and any notification received for the termination of contracts.
(2)	These drilling units are cold stacked in Greece and are available for charter.
(3)
Approximately 20% of the dayrates are service fees paid to us in Brazilian Real (R$). The day rate disclosed in this table is based on the October 9, 2017 exchange rate of R$0.3206:$1.00. During the first and second quarter of 2015, the Ocean Rig Mykonos and the Ocean Rig Corcovado, respectively, commenced drilling operations under the new awarded contracts, which are extensions of the previous contracts from Petrobras, for drilling offshore Brazil. The term of each extension was for 1,095 days excluding reimbursement by Petrobras for contract related equipment upgrades.

(4)	These rates represent the current operating rates applicable under each contract. Depending on the contract, these rates may be escalated.
(5)	This drilling unit is currently receiving termination fees according to a settlement agreement signed between us and our client.
Management of our Drilling Units
Ocean Rig Management Inc., our wholly owned subsidiary, provides supervisory management services including onshore management to our operating drilling units and drilling units under construction, pursuant to separate management agreements entered into with each of the drilling unit-owning subsidiaries. Under the terms of these management agreements, Ocean Rig Management Inc., through its affiliates, is responsible for, among other things, (i) assisting in construction contract technical negotiations and (ii) providing technical and operational management for the drilling units.
TMS Offshore Services Ltd., or TMS, a company affiliated with our Chairman of the Board and Chief Executive Officer, Mr. George Economou, provides certain management services related to our drilling units, including but not limited to commercial, financing, legal and insurance services, pursuant to the Management Services Agreement entered into among Ocean Rig UDW Inc., each of its vessel-owning subsidiaries and TMS, dated September 22, 2017, which was a condition of the Restructuring. For a description of certain material terms of the Management Services Agreement, please see below under "—Recent Developments—The Restructuring—Management Services Agreement."
Recent Developments
Annual General Meeting of Shareholders
At our annual general meeting of shareholders held on April 24, 2017, our shareholders (i) approved the re-election of Messrs. Mr. George Economou and Mr. Michael Pearson to serve as Class A Directors until our 2020 Annual General Meeting of the Shareholders; (ii) ratified the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A., as our independent auditors for the fiscal year ending December 31, 2017; (iii) approved an increase in our authorized share capital of one billion (1,000,000,000) common shares of a par value of $0.01 each and five hundred million (500,000,000) preferred shares of a par value of $0.01 each to one trillion (1,000,000,000,000) common shares of a par value of $0.01 each and five hundred million (500,000,000) preferred shares of a par value of $0.01 each; and (iv) authorized our board of directors to effect one or more reverse stock splits of our issued common shares at a ratio of not less than one-for two and not more than one-for-100,000, with the exact ratio to be set at a whole number within this range to be determined by the board of directors, or any duly constituted committee thereof, at any time after approval by the shareholders, and authorized the board of directors to implement any such reverse stock split at its discretion.
Business Developments
On July 17, 2017 and September 5, 2017, Lundin Norway AS, or Lundin, declared their third and fourth option, respectively, to extend the existing employment contract of the Leiv Eiriksson. This drilling unit now has firm employment secured until December 2017. Lundin has remaining unexercised six one-well options on the Leiv Eiriksson, which, if declared, could extend the employment of this drilling unit until the first quarter of 2019. The total revenue backlog on Leiv Eiriksson, including all the optional wells, is approximately $87.5 million. Actual results may differ. There is no guarantee that the options will be extended by Lundin or that the expected revenue backlog will be realized.

The Restructuring
Ocean Rig UDW and certain of its subsidiaries, Drillships Financing Holding Inc., or DFH, Drillships Ocean Ventures Inc., or DOV, and Drill Rigs Holdings Inc., or DRH, which we collectively refer to as the Scheme Companies, have effected schemes of arrangement, or the Schemes, under Section 86 of the Companies Law (2016 Revision) to implement a financial restructuring plan, which we refer to as the Restructuring. As a result of the Schemes, the Scheme Companies' aggregate outstanding indebtedness owed to third parties has been reduced from approximately $3.7 billion of principal (plus accrued interest) to $450 million, effective as of the Restructuring Effective Date (as defined below).
On March 23, 2017, the Scheme Companies entered into a Restructuring Support Agreement, or the RSA, with certain creditors of our then-outstanding consolidated indebtedness to implement the Restructuring. Pursuant to the terms of the RSA, the Scheme Companies presented winding up petitions to the Grand Court of the Cayman Islands, or the Grand Court, on March 24, 2017, and filed applications seeking the appointment of Simon Appell of AlixPartners Services UK LLP and Eleanor Fisher of Kalo (Cayman) Limited as joint provisional liquidators, or the JPLs, under section 104(3) of the Companies Law (2016) Revision. On March 27, 2017, following a hearing before the Grand Court, the JPLs were appointed in respect to each of the Scheme Companies.
On October 4, 2017, the Grand Court issued an order discharging the JPLs effective as of October 18, 2017, and appointed Iraklis Sbarounis, Vice President and Secretary of Ocean Rig UDW, as successor to the JPLs for purposes of acting as the authorized foreign representative of the Scheme Companies in their Chapter 15 proceedings and in connection with the enforcement, defense, amendment or modification of any order issued therein.
Schemes of Arrangement
The RSA proposed that the Restructuring of each of the Scheme Companies be effected by way of scheme of arrangement under Cayman law. The Schemes provided for substantial deleveraging of the Scheme Companies through an exchange by their creditors, or the Scheme Creditors, of approximately $3.7 billion principal amount of debt (plus accrued interest) for new equity of the Company, approximately $288 million in cash and $450 million of new secured debt. See "—Scheme Equity Entitlements" and "—Exit Financing" below. More particularly:
•
approximately $131 million of claims outstanding (plus accrued interest) in respect of the Company's senior unsecured notes and those in respect of the Company's guarantees of the debt facilities of DRH, DFH and DOV were discharged in exchange for new equity of the Company representing approximately 18.94% of the outstanding common shares on a pro forma basis;

•
approximately $460 million of claims outstanding (plus accrued interest) in respect of DRH's senior secured notes were exchanged for new equity of the Company representing approximately 4.63% of the outstanding common shares on a pro forma basis and cash consideration of $9.7 million; and

•
approximately $1.3 billion of claims outstanding (plus accrued interest) in respect of DOV's credit facility and $1.9 billion of claims outstanding in respect of DFH's credit facility were exchanged for new equity of the Company representing approximately 67.11% of the outstanding common shares on a pro forma basis, cash consideration of $269.5 million, and new secured debt of $450.0 million, which is secured by first priority liens on substantially all (with the exception of the Ocean Rig Apollo) existing and future assets of the Company including ship mortgages to each vessel, earnings and insurance assignments and pledge of the bank accounts of the guarantors and the borrowing entities.

On July 20, 2017, the Grand Court gave permission to the Scheme Companies to convene meetings of the Scheme Creditors for the purpose of considering and if thought fit approving the Schemes, or the Scheme Meetings.
On August 11, 2017, the Scheme Meetings were held. Each of the Schemes was approved by a majority in number of the Scheme Creditors and holding at least 75% in value of claims present and voting, either in person or by proxy, at the respective Scheme Meeting. The Schemes were approved by Scheme Creditors holding over 97% of our then-outstanding indebtedness.
On September 15, 2017, following a hearing held between September 4, 2017 and September 6, 2017, the Grand Court issued orders sanctioning the Schemes.

On September 22, 2017, which we refer to as the Restructuring Effective Date, the Restructuring took effect. Pursuant to the Schemes, on the Restructuring Effective Date, Scheme Creditors exchanged their existing claims against the respective Scheme Companies for cash, new debt and/or new equity issued by the Company, as outlined above. The existing claims were either transferred to the Company or released. In particular, Scheme Creditors received shares equivalent to 90.68% of the post-Restructuring equity of the Company and aggregate cash consideration of $342.5 million (including early consent payments paid previously) across all of the Schemes, and the Scheme Companies and certain subsidiaries entered into the New Credit Agreement (as defined below) with the DOV and DFH Scheme Creditors.
Chapter 15 Recognition Proceedings
On March 27, 2017, the JPLs as "foreign representatives" of each of the Scheme Companies filed petitions with the U.S. Bankruptcy Court under Chapter 15 of the Bankruptcy Code seeking recognition of the provisional liquidation proceedings and the contemplated Schemes as "foreign main proceedings." On the same date, the U.S. Bankruptcy Court issued an ex parte temporary restraining order enjoining Scheme Creditors and their affiliates from, inter alia, taking any actions against the Scheme Companies or their property within the territorial jurisdiction of the United Stated pending an inter partes hearing on April 3, 2017.
On April 3, 2017, the U.S. Bankruptcy Court granted provisional relief extending the protections of the temporary restraining order pending a recognition hearing, which was held on August 16, 2017. Following the recognition hearing, the U.S. Bankruptcy Court granted an order granting recognition to the provisional liquidation proceedings and the Schemes as in the terms sought by the JPLs.
On August 22, 2017, the JPLs filed an application for an order of the U.S. Bankruptcy Court recognizing and giving full force and effect to the Schemes in the United States. Following the sanction of the Schemes by the Grand Court, a hearing was held before the U.S. Bankruptcy Court on September 20, 2017 to consider the relief requested in the JPLs' application. Shortly after the conclusion of this hearing, the U.S. Bankruptcy Court entered an order giving full force and effect to the Grand Court's orders, the Schemes, and all documents and other agreements related thereto.
Discharge of JPLs
The JPLs were discharged by the Grand Court on October 4, 2017, and such discharges will be effective as of October 18, 2017. The Grand Court appointed Iraklis Sbarounis, Vice President and Secretary of Ocean Rig UDW Inc., as successor to the JPLs for purposes of acting as the authorized foreign representative of the Scheme Companies in their Chapter 15 proceedings and in connection with the enforcement, defense, amendment or modification of any order issued therein.
Scheme Equity Entitlements
Scheme Creditors were entitled to receive an aggregate of 83,022,214 shares of the Company pursuant to the Schemes, representing 90.68% of the post-Restructuring equity of the Company, as part of the consideration for their claims to our indebtedness as outlined above. On the Restructuring Effective Date, we issued an aggregate of 82,126,810 common shares to Scheme Creditors or their nominees. In addition, certain Scheme Creditors elected to receive in lieu of common shares an aggregate of 895,404 Class B common shares (as defined below) to be issued following the adoption of the Second Amended and Restated Memorandum and Articles of Association at the EGM (as defined below). See "Description of Share Capital" for a description of the expected rights of shareholders and a summary of the material terms of our common shares (to be renamed Class A common shares) and Class B common shares under the proposed Second Amended and Restated Memorandum and Articles of Association. All shares were issued to the Scheme Creditors on a post-split basis. See "—Reverse Stock Split" below. The common shares were issued and the Class B common shares will be issued pursuant to the Schemes in an exchange transaction exempt from registration under Section 3(a)(10) of the Securities Act.
Exit Financing
On the Restructuring Effect Date, pursuant to the Schemes, we, including certain of our subsidiaries, as borrowers and guarantors, entered into a new credit agreement dated September 22, 2017, or the New Credit Agreement, with the Scheme Creditors participating in the Schemes relating to DOV and DFH, as lenders. The New Credit Agreement contains limited restrictive and financial covenants that are usual and customary for facilities of this type, including, without limitation: (i) delivery of financial statements, reports, accountants' letters, certificates and SEC filings; (ii) notices of defaults, material litigation and other material events; (iii) continuation of business and maintenance of existence and material rights and privileges; (iv) compliance with laws, including sanctions laws; and (v) maintenance of property and insurance.

We and certain of our subsidiaries will guarantee the obligations of the New Credit Agreement and collateral has been granted to the lenders by way of first priority lien over substantially all existing and newly acquired assets of the borrowers and guarantors. The New Credit Agreement consists of a $450 million senior secured term loan facility, which was fully drawn on September 22, 2017, bearing interest at 8.00% per annum and with a maturity date of September 20, 2024. In connection with the entry into the New Credit Agreement, the borrowers and guarantors entered into a new intercreditor agreement dated September 22, 2017, or the New Intercreditor Agreement, with the collateral agents and certain other parties thereto. In addition, under the terms of the New Credit Agreement, the Company has the option to refinance the facility in full at no cost until March 22, 2018.
Management Services Agreement
On the Restructuring Effective Date, as part of the Restructuring, Ocean Rig UDW and each of its vessel-owning subsidiaries entered into the Management Services Agreement with TMS, a company affiliated with our Chairman of the Board and Chief Executive Officer, Mr. George Economou, pursuant to which TMS provides certain management services related to our drilling units, including but not limited to commercial, financing, legal and insurance services. In consideration for these services, under the Management Services Agreement we have agreed to pay TMS an annual fee of $15.5 million (not including reimbursement for certain expenses incurred in connection with their performance of services as manager) plus up to an additional $10 million based on the satisfaction of certain metrics. We will also pay a 1.0% commercial fee on all earnings under any existing drilling contract and any drilling contract entered into after the commencement of the Management Services Agreement.
In addition, pursuant to the Management Services Agreement, 8,524,793 common shares were issued to Prime Cap Shipping Inc., or Prime Cap, a company affiliated with Mr. Economou, which shares are subject to vesting over four years and represent 9.31% of the post-Restructuring equity of the Company.
We may terminate the Management Services Agreement at any time, subject to our payment of a termination fee of the greater of (x) $150 million, which amount shall be reduced ratably on a daily basis over the term of the Management Services Agreement or (y) $30 million (the "Convenience Termination Fee").  We may also terminate the Management Services Agreement for "cause" upon five business days' notice to TMS, subject to certain conditions, including our payment to an escrow account of the lesser of (x) of $50 million or (y) the Convenience Termination Fee, due and owing at the time, such funds to be released in accordance with the decision of an appointed arbitrator. The Management Services Agreement may also be terminated by TMS if we default under the Management Services Agreement and such default is not cured within ninety (90) days of written notice of such default.
The Management Services Agreement replaced the management services agreement we and our subsidiaries entered into with TMS on March 31, 2016, as amended.
Governance Agreements
On the Restructuring Effective Date, we entered into the governance agreements dated September 22, 2017, or the Governance Agreements, with certain Scheme Creditors receiving new equity of the Company pursuant to the Schemes, including the selling shareholders named in this prospectus. The Governance Agreements provide for certain governance and shareholders' rights, including customary registration rights. See "Description of Share Capital—Governance Agreement."

Extraordinary General Meeting
We agreed under the Schemes to hold an extraordinary general meeting of shareholders, or EGM, promptly following and within 45 days of the Restructuring Effective Date for the purposes of adopting the Second Amended and Restated Memorandum and Articles of Association. We expect to hold the EGM on November 3, 2017. At the EGM, shareholders of the Company will have the opportunity to vote on proposals to: (i) adopt the Second Amended and Restated Memorandum and Articles of Association of the Company, (ii) reduce the authorized share capital of the Company and (iii) re-designate issued and unissued authorized common shares as Class A common shares and Class B common shares of the Company, to reduce the number of unissued authorized preferred shares of the Company and to cancel the remaining unissued authorized common shares. Scheme Creditors, including the selling shareholders named in this prospectus, which beneficially own in the aggregate at least two-thirds of the outstanding shares entitled to vote at the EGM, have, pursuant to the Schemes, granted proxies to vote in favor of adopting the Second Amended and Restated Memorandum and Articles of Association.
Second Amended and Restated Memorandum and Articles of Association
Following the adoption of the Second Amended and Restated Memorandum and Articles of Association at the EGM, our authorized share capital will be reclassified from one trillion (1,000,000,000,000) common shares of a par value of $0.01 each and five hundred million (500,000,000) preferred shares of a par value of $0.01 each to (i) one billion eight hundred million (1,800,000,000) common shares, consisting of one billion five hundred million (1,500,000,000) Class A common shares of a par value of $0.01 each, and three hundred million (300,000,000) Class B common shares of a par value of $0.01 each, and (ii) one hundred million (100,000,000) preferred shares of par value $0.01 each. Common shares outstanding prior to the adoption of the Second Amended and Restated Memorandum and Articles of Association will remain outstanding after such adoption and will be reclassified as Class A common shares on our register of members. We expect that the Class A common shares will continue to trade on the NASDAQ under our current symbol "ORIG." The Class B common shares will be convertible into Class A common shares on a one-for-one basis and will not be listed on a national securities exchange or a national market system. A copy of the form of the Second Amended and Restated Memorandum and Articles of Association is included as an exhibit hereto. See also the section entitled "Description of Share Capital."
Directors and Officers
The directors and officers of the Company serving as directors and officers of the Company immediately prior to the Restructuring Effective Date remain the directors and officers of the Company immediately after the Restructuring Effective Date. Under the Second Amended and Restated Memorandum and Articles of Association, which is expected to become effective immediately following shareholder approval at the EGM, our board of directors will increase in size to consist of seven directors, of which four directors, including the Chairman of the Board, will be appointed by our Chairman and Chief Executive Officer, Mr. George Economou, and three directors, or the Lender Directors, will be appointed by certain Scheme Creditors, or the Lender Appointing Persons. See "Description of Share Capital—Directors."
Reverse Stock Split
On April 24, 2017, at our annual general meeting of shareholders, our shareholders approved a proposal to allow us to effect one or more reverse stock splits for ratios ranging from 1-for-2 to not more than 1-for-100,000, with the exact ratio to be set within this range as determined by our board of directors or duly constituted committee thereof and any time following the annual general meeting of shareholders.
On September 21, 2017, we effected a 1-for-9,200 reverse stock split of our common shares. Our common shares commenced trading on a split-adjusted basis on September 22, 2017. The reverse stock split reduced the number of our issued and outstanding common shares from 82,586,851 shares to approximately 8,975 shares and affected all issued and outstanding common shares. The number of our authorized common shares and the par value and other terms of our common shares were not affected by the reverse stock split. No fractional shares were issued in connection with the reverse stock split. Shareholders of record who would have otherwise been entitled to receive a fractional share as a result of the reverse stock split received a cash payment in lieu thereof. The reverse stock split was completed in order to comply with NASDAQ's listing requirements and meet the minimum bid requirement for continued listing on NASDAQ.

Nasdaq Listing
On September 26, 2017, we received formal notice from NASDAQ that we had demonstrated compliance with all applicable requirements for the continued listing of the Company's common shares on NASDAQ.  As previously announced on June 12, 2017, the Nasdaq Hearings Panel had granted us a conditional exception from the decision by the Nasdaq Staff to delist our common shares and had asked us to demonstrate compliance with certain listing requirements upon emergence from the Restructuring. NASDAQ confirmed that, as a result of its favorable determination, our common shares will continue to be listed on The Nasdaq Global Select Market and that the compliance matter is now closed.
Risk Factors

We face a number of risks associated with our business and industry and must overcome a variety of challenges to utilize our strengths and implement our business strategy. These risks include, among others, changes in the offshore drilling market, including supply and demand, utilization rates, dayrates, customer drilling programs, and commodity prices; the effect of the Restructuring on us; increased costs of compliance with regulations affecting the offshore drilling industry; a downturn in the global economy; hazards inherent in the drilling industry and marine operations resulting in liability for personal injury or loss of life, damage to or destruction of property and equipment, pollution or environmental damage; inability to comply with loan covenants; inability to finance shipyard and other capital projects; and inability to successfully employ our drilling units.
This is not a comprehensive list of risks to which we are subject, and you should carefully consider all the information in this prospectus before investing in the securities offered by this prospectus. In particular, we urge you to carefully consider the risk factors set forth in the section of this prospectus entitled "Risk Factors" beginning on page 14.

Corporate Structure
Ocean Rig UDW Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands, was formed on December 10, 2007 under the name Primelead Shareholders Inc., a corporation organized under the laws of the Republic of the Marshall Islands. As of April 14, 2016, we redomiciled from the Republic of the Marshall Islands to the Cayman Islands. Each of our drilling units is owned by a separate wholly-owned vessel-owning subsidiary. All of the subsidiaries are, directly or indirectly, wholly-owned by Ocean Rig UDW Inc., except for Olympia Rig Angola Ltd., which is 51% owned by Angolan shareholders and 49% indirectly owned by Ocean Rig UDW Inc. and Drillship Alonissos Stock Trust in which two of our wholly-owned subsidiaries have transferred their shares.

We maintain our principal executive offices at c/o Ocean Rig Cayman Management Services SEZC Limited, 3rd Floor Flagship Building, Harbour Drive, Grand Cayman, Cayman Islands. Our telephone number is +1 345 327 9232. Our website address is www.ocean-rig.com. Information contained on our website does not constitute part of this prospectus.

The Offering
Common shares offered by the selling shareholders	35,260,089 common shares
Common shares currently issued and outstanding	90,660,578 common shares (1)
Selling shareholders
The selling shareholders are certain of our former creditors. The selling shareholders acquired the common shares in connection with our Restructuring pursuant to an exemption from the registration requirements available under Section 3(a)(10) of the Securities Act. For additional information about the selling shareholders, please refer to the sections of this prospectus entitled "—Recent Developments—The Restructuring" and "Principal and Selling Shareholders."

Use of proceeds
The selling shareholders will receive all of the proceeds from the sale of any ordinary shares sold by them pursuant to this prospectus. We will not receive any proceeds from the sale of the common shares by the selling shareholders. See "Use of Proceeds" in this prospectus.

Listing	Our common shares currently trade on the NASDAQ Global Select Market under the symbol "ORIG."
Risk factors
Investing in our common shares involves substantial risk. You should carefully consider all the information in this prospectus prior to investing in our common shares. In particular, we urge you to consider carefully the factors set forth in the section of this prospectus entitled "Risk Factors" beginning on page 14 as well as other information included in or incorporated by reference into this prospectus before making an investment decision.

(1)	The number of common shares shown to be issued and outstanding is based on the number of common shares issued and outstanding as of October 9, 2017.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
The following table sets forth our selected historical consolidated financial and other data, at the dates and for the periods indicated. The selected historical consolidated financial data as of and for the years ended December 31, 2012, 2013, 2014, 2015 and 2016 has been derived from our audited consolidated financial statements and notes thereto. The selected historical consolidated financial data as of and for the six month period ended June 30, 2017 is derived from our unaudited interim consolidated financial statements and the notes thereto.
The following selected historical consolidated financial and other data should be read in conjunction with the section entitled "Item 5 Operating and Financial Review and Prospects" and our audited consolidated financial statements and related notes thereto included therein contained in our Annual Report on Form 20-F for the year ended December 31, 2016, and Management's Discussion and Analysis of Financial Condition and Results of Operations and our unaudited consolidated financial statements and related notes thereto as of and for the six month period ended June 30, 2017 included in our Report on Form 6-K filed with the U.S. Securities and Exchange Commission on September 13, 2017, which are incorporated by reference herein, as well as other information included in this prospectus and the documents we have incorporated by reference in this prospectus. Historical results are not necessarily indicative of future results.  For more information, please see the section entitled "Where You Can Find More Information."
	Ocean Rig UDW Inc.
(U.S. Dollars in	As of December 31,					As of June 30,
thousands except for share and per share data)	2012	2013	2014	22015	2016	2017

Income statement data:
Total revenues	941,903	1,180,250	1,817,077	1,748,200	1,653,667	587,317
Drilling units operating expenses	563,583	504,957	727,832	582,122	454,329	146,194
Loss on disposals	133	-	-	5,177	25,274	139
Impairment loss	-	-	-	414,986	3,776,338	-
Depreciation and amortization	224,479	235,473	324,302	362,587	334,155	62,649
Legal settlements and other, net	4,524	6,000	(721)	(2,591)	(8,720)	-
General and administrative expenses	83,647	126,868	131,745	100,314	103,961	31,091
Total operating expenses	876,366	873,298	1,183,158	1,462,595	4,685,337	240,073

Operating income/ (loss)	65,537	306,952	633,919	285,605	(3,031,670)	347,244
Interest and finance costs	(116,427)	(220,564)	(300,131)	(280,348)	(226,981)	(124,357)
Interest income	553	9,595	12,227	9,811	3,449	3,148
Gain/(loss) on interest rate swaps	(36,974)	8,616	(12,671)	(11,513)	(4,388)	-
Reorganization expenses	-	-	-	-	-	(41,043)
Gain from repurchase of Senior Notes	-	-	-	189,174	125,001	-
Other income/(expense), net	(1,068)	3,315	4,282	(12,899)	(614)	1,212
Total other expenses, net	(153,916)	(199,038)	(296,293)	(105,775)	(103,533)	(161,040)

Income/(loss) before income taxes	(88,379)	107,914	337,626	179,830	(3,135,203)	186,204
Income taxes	(43,957)	(44,591)	(77,823)	(99,816)	(106,315)	(37,013)
Net income/(loss)	$(132,336)	$63,323	$259,803	$80,014	$(3,241,518)	$149,191
Net Income/(loss) attributable to common shareholders	$(132,336)	$63,221	$259,031	$78,839	$(3,241,518)	$149,010
Earnings/(loss) per share attributable to common stockholders, basic and diluted	$(9,200)	$4,416	$18,032	$5,244	$(307,566)	$16,652
Weighted average number of common shares, basic and diluted	14,314	14,318	14,330	15,082	10,538	8,965

	Ocean Rig UDW Inc.
(U.S. Dollars in	As of December 31,					As of June 30,
thousands except for share and per share data)	2012	2013	2014	2015	2016	2017
Balance sheet data:
Cash and cash equivalents	317,366	605,467	528,933	734,747	718,684	941,623
Other current assets	279,768	404,250	449,259	503,355	361,257	362,259
Total current assets	597,134	1,009,717	978,192	1,238,102	1,079,941	1,303,882
Drilling units, machinery and equipment, net	4,399,462	5,777,025	6,207,633	6,336,892	2,438,292	2,324,599
Intangible assets, net	7,619	6,175	4,732	3,289	1,845	-
Other non-current assets	228,074	165,220	228,557	47,085	25,997	4,828
Advances for drilling units under construction and related costs	992,825	662,313	622,507	394,852	545,469	562,909
Total assets	6,225,114	7,620,450	8,041,621	8,020,220	4,091,544	4,196,218
Current liabilities, including current portion of long term debt, net of deferred financing costs	505,665	543,654	417,693	401,464	812,011	4,016,813
Long term debt, net of current portion and deferred financing costs	2,683,630	3,907,835	4,352,592	4,271,743	3,247,216	-
Other non-current liabilities	127,304	189,118	105,060	72,248	21,567	19,308
Total liabilities	3,316,599	4,640,607	4,875,345	4,745,455	4,080,794	4,036,121
Number of shares issued	14,317	14,334	14,349	17,487	17,487	17,487
Shareholders' equity	2,908,515	2,979,843	3,166,276	3,274,765	10,750	160,097
Common Share	-	-	-	-	-	-
Dividends declared, per share	-	-	5,244	3,496	-	-
Total liabilities and stockholders' equity	$6,225,114	$7,620,450	$8,041,621	$8,020,220	$4,091,544	$4,196,218

	Ocean Rig UDW Inc.
(U.S. Dollars in thousands, except for operating data)	Year Ended December 31,					Six month Period Ended June 30,
	2012	2013	2014	2015	2016	2017
Cash flow data:
Net cash provided by / (used in):
Operating activities	$278,303	$333,008	$469,817	$593,012	$763,129	$367,529
Investing activities	(320,469)	(1,144,230)	(814,984)	(643,717)	(392,547)	(6,873)
Financing activities	108,654	1,099,323	268,633	263,267	(386,645)	(137,717)
Other financial data
EBITDA (1)	251,974	554,356	949,832	812,954	(2,577,516)	370,062
Cash paid for interest	(73,219)	(113,337)	(212,014)	(256,056)	(254,207)	(49,074)
Capital expenditures	(310,054)	(1,283,364)	(748,981)	(633,843)	(340,153)	(24,587)
Operating data, when on hire
Total Fleet	6	8	9	10	11	11

(1)  EBITDA represents net income/loss before interest, taxes, depreciation and amortization. EBITDA is a non-U.S. GAAP measure and does not represent and should not be considered as an alternative to net income /loss or cash flow from operations, as determined by U.S. GAAP or other U.S. GAAP measures, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which we measure our operations.

	Ocean Rig UDW Inc.
(U.S. Dollars in	Year Ended December 31,					Six Month Period Ended June 30,
thousands)	2012	2013	2014	2015	2016	2017
EBITDA reconciliation
Net income / (loss)	$(132,336)	$63,323	$259,803	$80,014	$(3,241,518)	$149,191
Add: Depreciation and amortization	224,479	235,473	324,302	362,587	334,155	62,649
Add: Net interest expense	115,874	210,969	287,904	270,537	223,532	121,209
Add: Income taxes	43,957	44,591	77,823	99,816	106,315	37,013
EBITDA	$251,974	$554,356	$949,832	$812,954	$(2,577,516)	$370,062

RISK FACTORS
An investment in our common shares involves a high degree of risk. You should carefully consider the risks set forth below and in any documents incorporated by reference herein before making an investment in our securities. Please see the section of this prospectus entitled "Where You Can Find More Information—Incorporation of Documents by Reference." The occurrence of one or more of these risks could materially and adversely impact our business, financial condition or results of operations and could result in a complete loss of your investment.
Risks Relating to the Completion of the Restructuring
We recently completed the Restructuring, which could adversely affect our business and relationships.
Our recent completion of the Restructuring could adversely affect our business and relationships with our customers, employees and business partners. There is a risk, due to uncertainty about our future, that, among other factors:
•
customers may terminate their relationships with us and move to other offshore drilling companies, including our competitors that have comparatively greater financial and other resources, or renegotiate terms or require additional assurances from us to maintain, renew or extend existing contracts or enter into new drilling contracts;

•	employees could be distracted from performance of their duties or more easily attracted to other career opportunities; and
•	business partners could terminate their relationship with us or demand financial assurances or enhanced performance, any of which could impair our prospects.
We may also be the subject of negative publicity as a result of the Restructuring, which could adversely affect our reputation, stature and relationship with existing and potential customers and business partners and our corporate image and competitive position within the industry.
Any of these factors could materially adversely affect our business, financial condition and results of operations.
We may not be able to achieve our projected financial results or service our debt.
Although the financial projections recently disclosed in our Explanatory Statement in relation to the Schemes filed with the Grand Court of the Cayman Islands and provided to our former creditors represent our view based on then-current known facts and assumptions about our future operations, there is no guarantee that the financial projections included in the Explanatory Statement will be realized. We may not be able to meet the projected financial results or achieve projected revenues and cash flows assumed in projecting future business prospects. To the extent we do not meet the projected financial results or achieve projected revenues and cash flows, we may lack sufficient liquidity to continue operating as planned post-Restructuring and may be unable to service our debt obligations as they come due or may not be able to meet our operational needs. Any one of these failures may preclude us from, among other things, taking advantage of future opportunities, growing our business or responding to future changes in the oil and gas drilling industry. Further, our failure to meet the projected financial results or achieve projected revenues and cash flows could lead to cash flow and working capital constraints, which constraints may require us to seek additional working capital. We may not be able to obtain such working capital when it is required or on acceptable terms. As a result, investors should not rely on these financial projections.

In connection with the Restructuring and pursuant to the Schemes, the composition of our board of directors will change significantly.
In connection with the Restructuring and pursuant to the Schemes, the composition of our board of directors will change significantly. On September 20, 2017, we issued a press release announcing that we expect to hold the EGM on November 3, 2017, or the EGM, for the purpose of soliciting shareholder approval to the adoption of the Second Amended and Restated Memorandum and Articles of Association. Scheme Creditors, including the selling shareholders named in this prospectus, which beneficially own in the aggregate at least two-thirds of the outstanding shares entitled to vote at the EGM, have, pursuant to the Schemes, granted proxies to vote in favor of adopting the Second Amended and Restated Memorandum and Articles of Association. Under the Second Amended and Restated Memorandum and Articles of Association, our board of directors will increase in size to consist of seven directors, of which four directors, including the Chairman of the Board, will be appointed by our Chairman and Chief Executive Officer, Mr. George Economou, and three directors, or the Lender Directors, will be appointed by certain of the Scheme Creditors, or the Lender Appointing Persons. See "Description of Share Capital—Directors." The three new Lender Directors are expected to have not previously served on our board of directors, and will have different backgrounds, experiences and perspectives from those individuals who currently serve on our board of directors and, consequently, may have different views on the issues that will determine our future as a business. There is no guarantee that the new board of directors will pursue, or will pursue in the same manner, our current strategic plans. As a result, our future strategy and plans may differ materially from those of the past.
Risks Relating to This Offering and Ownership of Our Common Shares
We cannot assure you that an active and liquid public market for our common shares will continue.
Our common shares commenced "regular way" trading on the NASDAQ Global Select Market on October 6, 2011 and commenced trading in the Norwegian OTC market maintained by the Norwegian Security Dealers Association in December 2010. On March 28, 2017, we received a delisting notice from the NASDAQ staff following the announcement on March 27, 2017, of our filing for protection under Chapter 15 of the U.S. Bankruptcy Code in connection with the Restructuring. On April 6, 2017, we received a separate delisting notice indicating that the closing bid price of our common shares had been below the minimum $1.00 per share bid price requirement for 30 consecutive business days. We appealed the delisting decision of the NASDAQ staff in connection with the announcement of the Restructuring and were granted a conditional exception staying the delisting action by the NASDAQ Hearings Panel subject to, among other requirements, the Restructuring becoming effective on or before September 25, 2017.
As described elsewhere in this prospectus, the Restructuring became effective on September 22, 2017. In connection with the Restructuring, we effected a 1-for-9,200 reverse stock split of our common shares after the close of business on September 21, 2017, which reverse stock split had been previously approved by our shareholders at our annual general meeting of shareholders held on April 24, 2017. Our common shares commenced trading on a split-adjusted basis on September 22, 2017. Upon effectiveness of the reverse stock split and pursuant to the Schemes, on September 22, 2017, we issued an aggregate of 90,651,603 common shares, of which 82,126,810 common shares were issued (together with 895,404 Class B common shares to be subsequently issued) to Scheme Creditors or their nominees, representing 90.68% of the post-Restructuring equity of the Company. An additional 8,524,793 common shares were issued to Prime Cap pursuant to the Management Services Agreement, which shares are subject to vesting over four years and represent 9.31% of the post-Restructuring equity of the Company. On September 26, 2017, we received notification from the NASDAQ Hearings Panel that we had regained compliance with all requirements for continued listing on the NASDAQ Global Select Market. Notwithstanding the reverse stock split and our compliance with the NASDAQ continued listing requirements following the Restructuring, we can provide no assurance that the market price of our common shares will comply with the requirements for continued listing of our common shares on NASDAQ in the future, or that we will comply with the other continued listing requirements of NASDAQ or any other U.S. national securities exchange.

The market price of our common shares and the level of trading that develops for our common shares following the completion of the Restructuring may be affected by numerous factors including, among others, our new capital structure to be implemented pursuant to the Schemes, our limited trading history subsequent to the Restructuring and the concentration of holdings of our common shares following the issuance of the common shares to the Scheme Creditors pursuant to the Schemes, as well as other factors including those described in this "Risk Factors" section and elsewhere in this prospectus. Furthermore, a decline in the market price of our common shares after the reverse stock split may result in a greater percentage decline than would occur in the absence of a reverse stock split, and the liquidity of our common shares could be adversely affected following the reverse stock split. No assurance can be given that an active market will develop for our common shares following the completion of the Restructuring or as to the liquidity of the trading market for our common shares. If an active trading market for our common shares does not develop following the Restructuring or is not maintained, significant sales of our common shares, or the expectation of these sales, including by the selling shareholders pursuant to this prospectus, could materially and adversely affect the market price of our common shares.
The market price of our common shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the offering price.
The market price of our common shares has exhibited substantial volatility recently. Between January 3, 2017 and September 27, 2017, the market price of our common shares as reported on the NASDAQ Global Select Market has fluctuated from a low of $24.90 to a high of $17,272.73, as adjusted for the 1-for-9,200 reverse stock split of our common shares that was effected on September 21, 2017. The market price of our common shares may be influenced by many factors, many of which are beyond our control, including the market reaction to any of the following:
●
the effects and market perception of our Restructuring, which was completed on September 22, 2017, including the reverse stock split and issuance of the common shares to the Scheme Creditors pursuant to the Schemes;

●	limited trading volume in our common shares;
●	actual or anticipated variations in our operating results;
●	changes in our cash flow, EBITDA or earnings estimates;
●	changes in the price of oil;
●	publication of research reports about us or the industry in which we operate;
●	increases in market interest rates that may lead purchasers of common shares to demand a higher expected yield which, would mean our share price would fall;
●	changes in applicable laws or regulations, court rulings and enforcement and legal actions;
●	changes in market valuations of similar companies;
●	announcements by us or our competitors of significant contracts, acquisitions or capital commitments;
●	increased indebtedness we incur in the future;
●	additions or departures of key personnel;
●	actions by institutional stockholders or other key stakeholders;
●	speculation in the press or investment community;
●	terrorist attacks;
●	economic and regulatory trends; and
●	general market conditions.

In addition, the U.S. stock market in general has experienced extreme price and volume fluctuations and the offshore drilling industry in particular has been highly unpredictable and volatile. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations may negatively affect the market price of our common shares, regardless of our actual operating performance. As a result of these and other factors, investors in our common shares may not be able to resell their shares at or above the price they paid for such shares or at all.
Certain shareholders have significant influence over us and their interests might conflict with or differ from your interests as a shareholder.
In connection with the completion of the Restructuring and pursuant to the Schemes, the Scheme Creditors, as part of the consideration for their claims to our indebtedness, acquired a significant ownership interest in our common shares. In particular, affiliates of Elliott International Capital Advisors Inc., BlueMountain Capital Management, LLC, Avenue Capital Group and Canyon Capital Advisors LLC beneficially own approximately 20.4%, 10.9%, 7.6% and 8.4%, respectively, of our common shares as of October 9, 2017. If such shareholders were to act as a group, such shareholders will have the ability to exert substantial influence on our policies and operations and will be in a position to control the outcome of certain actions requiring shareholder approval, including the election of directors, without the approval of other shareholders. The interests of these shareholders may conflict with ours or yours in the future, and this concentration of ownership could also facilitate or hinder a negotiated change in our control and, consequently, have an adverse effect upon the market price of our common shares.
Certain of the Scheme Creditors also acquired certain governance rights pursuant to the Governance Agreements entered into in connection with the completion of the Restructuring and will acquire additional governance rights under the Second Amended and Restated Memorandum and Articles of Association expected to be adopted at the EGM on November 3, 2017. Upon the adoption of our Second Amended and Restated Memorandum and Articles of Association, our board of directors will increase in size to consist of seven directors, of which three Lender Directors will be appointed by the Lender Appointing Persons. See "Risks Relating to the Completion of the Restructuring—In connection with the Restructuring and pursuant to the Schemes, the composition of our board of directors will change significantly." The Second Amended and Restated Memorandum and Articles of Association will also provide that, until the later of the fifth anniversary of the Restructuring Effective Date and the day immediately preceding the fifth Annual General Meeting held after the Restructuring Effective Date, unless such provision is earlier terminated, or the Termination Date, the right to remove a director will be limited to the persons entitled to designate such director or for cause by either the affirmative vote of at least two-thirds of the board of directors or at least two of the Lender Directors. Under the terms of the Governance Agreements, the shareholders party thereto have agreed to vote against any proposal to amend the Second Amended and Restated Memorandum and Articles of Association or our winding-up unless such proposal is approved by the board of directors, including a majority of the Lender Directors.
The Second Amended and Restated Memorandum and Articles of Association will also provide that we will not take certain actions without the approval of the majority of the Lender Directors, including future issuances of our common shares or other securities, the payment of dividends, if any, on our common shares, the incurrence or modification of debt by us, amendments to our Second Amended and Restated Memorandum and Articles of Association, the entering into of certain extraordinary transactions and our engagement in certain other Major Actions, as defined in the Second Amended and Restated Memorandum and Articles of Association. The Lender Directors will retain these approval rights until the Termination Date. Furthermore, until the three Lender Directors have been appointed following the adoption of the Second Amended and Restated Memorandum and Articles of Association, we will not be permitted to take any action if such action would otherwise require the approval of the Lender Directors. See "Description of Share Capital—Directors—Major Action Approval Rights." These approval rights provide the Lender Directors with significant influence over our operations and strategy, and the Lender Directors may support proposals and actions with which you may disagree or which are not in your interests.

Sales of substantial amounts of our common shares by existing shareholders, or the perception that these sales may occur, may cause our share price to decline.
In connection with the Restructuring and pursuant to the Schemes, we issued an aggregate of 90,651,603 common shares, of which 82,126,810 common shares were issued (together with 895,404 Class B common shares to be subsequently issued) to Scheme Creditors or their nominees, representing 90.68% of the post-Restructuring equity of the Company, and an additional 8,524,793 common shares were issued to Prime Cap pursuant to the Management Services Agreement, which shares are subject to vesting over four years and represent 9.31% of the post-Restructuring equity of the Company. All of the shares issued to Scheme Creditors pursuant to the Schemes were issued pursuant to the exemption from registration under Section 3(a)(10) of the Securities Act and, upon such issuance, these shares were freely tradeable in the public market subject to certain restrictions in the case of shares held by persons deemed to be our affiliates for the purpose of Rule 144 under the Securities Act. Under the Governance Agreements, certain significant holders of these shares received customary "demand" and "piggyback" registration rights, pursuant to which the registration statement of which this prospectus forms a part is being filed. See "Description of Capital Stock—Governance Agreements—Registration Rights." We may be required pursuant to the Governance Agreements to file and have declared effective additional registration statements with respect to these shares. In addition, an additional 895,404 common shares may be issued upon the conversion of Class B common shares that will be issued to certain Scheme Creditors pursuant to the Schemes upon the adoption of the Second Amended and Restated Memorandum and Articles of Association, and such shares may also be registered for resale pursuant to the terms of the Governance Agreements. Upon any such registration, such common shares will be available for resale immediately in the public market without restriction.
Up to 35,260,089 common shares may be sold pursuant to this prospectus by the selling shareholders, which represent approximately 38.9% of our outstanding common shares as of September 27, 2017. We cannot predict the timing or amount of future sales of our common shares by the selling shareholders pursuant to this prospectus, but such sales, or the perception that such sales could occur, may adversely affect prevailing market prices for our common shares. Moreover, continuous sales into the market of a number of shares in excess of the typical trading volume for our common shares, or even the availability of such a large number of shares, could depress the trading market for our common shares over an extended period of time. In addition, sales of these common shares could impair our future ability to raise capital through an offering of equity securities, should we wish to do so.
Future issuances of our common shares could have an adverse effect on our share price.
In order to finance the currently contracted and future growth of our fleet, we will have to incur substantial additional indebtedness and possibly issue additional equity securities. Future common share issuances, directly or indirectly through convertible or exchangeable securities, options or warrants, will generally dilute the ownership interests of our existing common shareholders, including their relative voting rights, and could require substantially more cash to maintain the then existing level, if any, of our dividend payments to our common shareholders, as to which no assurance can be given.  Preferred shares, if issued, will generally have a preference on dividend payments, which could prohibit or otherwise reduce our ability to pay dividends to our common shareholders. Indebtedness, if incurred, will be senior in all respects to our common shares, will generally include financial and operating covenants with which we must comply and will include acceleration provisions upon defaults thereunder, including our failure to make any debt service payments, and possibly under other indebtedness.  Because our decision to issue equity securities or incur debt in the future will depend on a variety of factors, including market conditions and other matters that are beyond our control, we cannot predict or estimate the timing, amount or form of our capital raising activities in the future, but such activities could cause the price of our common shares to decline significantly.
As of October 9, 2017, we had a total of 90,660,578 common shares issued and outstanding, of which our Chairman and Chief Executive Officer, Mr. George Economou, was deemed to beneficially own 8,525,596 common shares, including 8,524,793 shares issued to Prime Cap, a company affiliated with Mr. Economou, pursuant to the Schemes, or approximately 9.3% of the outstanding common shares, and our President and Chief Financial Officer, Mr. Anthony Kandylidis, was deemed to beneficially own 182 common shares. The shares issued to Prime Cap on September 22, 2017, under the terms of the Management Services Agreement and pursuant to the Schemes are subject to vesting in equal tranches on each of the first four anniversaries of the issuance date, subject to certain Lender Director approvals. In addition, an additional 895,404 common shares may be issued upon the conversion of Class B common shares that will be issued to certain Scheme Creditors pursuant to the Schemes upon the adoption of the Second Amended and Restated Memorandum and Articles of Association.

The common shares beneficially owned by our affiliates, as that term is defined under Rule 144 under the Securities Act, including Mr. Economou and our other directors and executive officers, are "control securities" (including "restricted securities" that are control securities) within the meaning of Rule 144 and may not be transferred unless they have been registered under the Securities Act or an exemption from registration is available. Rule 144 permits the public sale of restricted and control securities if the applicable manner of sale provisions, including volume limitations, are met. We have filed the registration statement of which this prospectus forms a part in accordance with the Governance Agreements in order to permit the selling shareholders named in this prospectus to offer the shares covered by this prospectus for resale or transfer from time to time as set forth below in "Plan of Distribution." We may be required pursuant to the Governance Agreement to file and have declared effective additional registration statements with respect to the registrable securities held by the shareholders holding such registration rights. See "Description of Share Capital—Governance Agreement." If our common shares become eligible for sale under Rule 144, or if our shareholders holding registration rights pursuant to the Governance Agreement exercise their registration rights, the volume of sales of our common shares, or the perceived availability of such a large number of shares for sale, on applicable securities markets may increase, which could reduce the market value of our common shares. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.
We do not anticipate paying dividends on our common shares in the near future.
We have not paid any dividends on our common shares since the year ended December 31, 2015, and we do not currently anticipate paying any cash dividends on our common shares in the foreseeable future. We currently intend to retain all future earnings to fund the development and growth of our business. Furthermore, we are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to satisfy our financial obligations or pay dividends depends on our subsidiaries and their ability to distribute funds to us. Any future determination relating to our dividend policy will be at the discretion of our board of directors, which approval must include at least two Lender Directors, and will depend upon our financial condition, earnings and other factors, including the covenants contained in our and our subsidiaries debt agreements, if any, deemed relevant by our board. We are also restricted in our ability to pay dividends under the New Credit Agreement.
Anti-takeover provisions contained in our organizational documents could make it difficult for our shareholders to change the composition of our board of directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our securities.
Several provisions of our current amended and restated memorandum and articles of association and the Second Amended and Restated Memorandum and Articles of Association to be adopted at the EGM scheduled to be held on November 3, 2017, could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.
These provisions include:
●	authorizing our board of directors to issue "blank check" preferred shares without shareholder approval;
●	limiting the persons who may call special meetings of shareholders; and
●	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings.

Under the Second Amended and Restated Memorandum and Articles of Association, the right to remove a director will be limited to the persons entitled to designate such director or for cause by either the affirmative vote of at least two-thirds of the board of directors or at least two of the Lender Directors until the Termination Date. Following the Termination Date, the Second Amended and Restated Memorandum and Articles of Association will authorize the removal of directors only for cause and only upon the affirmative vote of the holders of a majority of the outstanding Class A common shares entitled to vote generally in the election of directors. Further, upon the Termination Date, the board of directors will be divided into three classes with staggered, three-year terms and cumulative voting in the election of directors will be prohibited.
In addition, prior to the Termination Date, if we are approached by or otherwise receive an Acquisition Proposal, as defined in the Second Amended and Restated Memorandum and Articles of Association, from one or more potential purchasers or any of their respective representatives:
•
we and TMS Offshore Services Ltd., our manager, will be required to deliver such Acquisition Proposal (or, in the case of an Acquisition Proposal provided orally, a written summary thereof) to the Lender Directors, and all amendments, modifications and supplements thereto, in each case promptly, and in no event later than two business days, following its receipt thereof;

•
the Lender Directors will have the power and authority to direct us and the board of directors to, as promptly as practicable, bring such Acquisition Proposal to a vote of the shareholders, without any recommendation to reject such proposal from us, the board of directors or any other person unless approved by the Lender Directors; and

•
if such Acquisition Proposal is approved by the affirmative vote of holders of a majority of the then-outstanding shares, we will be required to use commercially reasonable efforts to pursue and consummate such Acquisition Proposal and all shareholders will become subject to certain drag-along rights to be held by the Lender Directors. See "Description of Share Capital—Description of Common Shares—Drag-Along Rights."

These provisions may discourage or impede transactions involving actual or potential changes in our control, including transactions that otherwise could involve payment of a premium over prevailing market prices to holders of our common shares.
Risks Relating to Our Industry
The current downturn in activity in the oil and gas drilling industry has had and is likely to continue to have an adverse impact on our business and results of operations.
The oil and gas drilling industry is currently in the midst of a severe and prolonged downcycle.  Crude oil prices have fallen during the past years.  The price of crude oil has fallen from over $100 per barrel in March 2014, to approximately $50 per barrel in September 2017. The significant decrease in oil and natural gas prices is expected to continue to reduce many of our customers' demand for our services in 2017 onwards. In fact, in response to the recent decrease in the prices of oil and gas, a number of our oil and gas company customers have announced significant decreases in budgeted expenditures for offshore drilling.  Declines in capital spending levels, coupled with additional newbuilding supply, have and are likely to continue to put significant pressure on dayrates and utilization. The decline and the perceived risk of a further decline in oil and/or gas prices could cause oil and gas companies to further reduce their overall level of activity or spending, in which case demand for our services may further decline and revenues may continue to be adversely affected through lower drilling unit utilization and/or lower dayrates.
Historically, when drilling activity and spending decline, utilization and dayrates also decline and drilling has been reduced or discontinued, resulting in an oversupply of drilling units. The recent oversupply of drilling units is exacerbated by the entry of a large number of newbuilding drilling units into the market. The supply of available uncontracted units has and is likely to further intensify price competition as scheduled delivery dates occur and additional contracts terminate without renewal and lead to a reduction in dayrates as the active fleet grows.

In general, drilling unit owners are bidding for available work extremely competitively with a focus on utilization over returns, which has and will likely continue to drive rates down to or below cash breakeven levels.  To maintain the continued employment of our units, we may also accept contracts at lower dayrates or on less favorable terms due to market conditions.  In addition, customers have and may in the future request renegotiation of existing contracts to lower dayrates. In an over-supplied market, we may have limited bargaining power to renegotiate on more favorable terms. Lower utilization and dayrates have and will adversely affect our revenues and profitability.
In the current environment our customers may seek to cancel or renegotiate our contracts for various reasons, including adverse conditions, resulting in lower dayrates. Since 2014, six of our clients have decided to terminate the drilling contracts for six of our operating units. The effects of the down-cycle may have other impacts on our business as well. In addition, as the market value of our drilling units decreases, and if we sell any drilling unit at a time when prices for drilling units have fallen, such a sale may result in a loss, which would negatively affect our results of operations.
We cannot predict the future level of demand for our services or future conditions of the oil and gas industry. Any decrease in exploration, development or production expenditures by oil and gas companies could reduce our revenues and materially harm our business and results of operations.  There can be no assurance that the current demand for drilling units will not further decline in future periods. The continued or future decline in demand for drilling units would adversely affect our financial position, operating results and cash flows.
Our business depends on the level of activity in the offshore oil and gas industry, which is significantly affected by, among other things, volatile oil and gas prices and may be materially and adversely affected by a decline in the offshore oil and gas industry.
The offshore contract drilling industry is cyclical and volatile. Our business depends on the level of activity in oil and gas exploration, development and production in offshore areas worldwide. The availability of quality drilling prospects, exploration success, relative production costs, the stage of reservoir development and political and regulatory environments affect customers' drilling programs. Oil and gas prices and market expectations of potential changes in these prices also significantly affect this level of activity and demand for drilling units.
Oil and gas prices are extremely volatile and are affected by numerous factors beyond our control, including the following:
●	worldwide production and demand for oil and gas and any geographical dislocations in supply and demand;
●	the cost of exploring for, developing, producing and delivering oil and gas;
●	expectations regarding future energy prices;
●	advances in exploration, development and production technology;
●	the ability of the Organization of Petroleum Exporting Countries, or OPEC, to set and maintain levels and pricing;
●	the level of production in non-OPEC countries;
●	government regulations;
●	local and international political, economic and weather conditions;
●	domestic and foreign tax policies;
●	development and exploitation of alternative fuels;

●	the policies of various governments regarding exploration and development of their oil and gas reserves; and
●
the worldwide military and political environment, including uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities, insurrection or other crises in the Middle East or other geographic areas or further acts of terrorism in the United States, or elsewhere.

In addition to oil and gas prices, the offshore drilling industry is influenced by additional factors, including:
●	the availability of competing offshore drilling vessels and the level of newbuilding activity for drilling vessels;
●	the level of costs for associated offshore oilfield and construction services;
●	oil and gas transportation costs;
●	the discovery of new oil and gas reserves;
●	the cost of non-conventional hydrocarbons, such as the exploitation of oil sands; and
●	regulatory restrictions on offshore drilling.
Any of these factors could reduce demand for our services and adversely affect our business and results of operations.
Continuation of the recent worldwide economic downturn could have a material adverse effect on our revenue, profitability and financial position.
Although there are signs that the economic recession has abated in many countries, there is still considerable instability in the world economy, due in part to uncertainty related to continuing discussions in the United States regarding the federal debt ceiling and in the economies of Eurozone countries, and most recently in China. Further decrease in global economic activity would likely reduce worldwide demand for energy and result in an extended period of lower crude oil and natural gas prices. In addition, continued hostilities and insurrections in the Middle East and North Africa and the occurrence or threat of terrorist attacks against the United States or other countries could adversely affect the economies of the United States and of other countries. Any prolonged reduction in crude oil and natural gas prices would depress the levels of exploration, development and production activity. Moreover, even during periods of high commodity prices, customers may cancel or curtail their drilling programs, or reduce their levels of capital expenditures for exploration and production for a variety of reasons, including their lack of success in exploration efforts. These factors could cause our revenues and margins to decline, decrease daily rates and utilization of our drilling units and limit our future growth prospects. Any significant decrease in daily rates or utilization of our drilling units could materially reduce our revenues and profitability. In addition, any instability in the financial and insurance markets, as experienced in the recent financial and credit crisis, could make it more difficult for us to access capital and to obtain insurance coverage that we consider adequate or is otherwise required by our drilling contracts. An extended period of deterioration in outlook for the world economy could reduce the overall demand for our services and could also adversely affect our ability to obtain financing on terms acceptable to us or at all.
The current state of global financial markets, current economic conditions and our completion of the Restructuring may adversely affect our ability to obtain additional financing on acceptable terms, which may hinder or prevent us from expanding our business.
Global financial markets and economic conditions have been, and continue to be, volatile. In recent years, the debt and equity capital markets have been severely distressed for companies in our sector. These issues, along with the re-pricing of credit risk and uncertain economic conditions, and our completion of the Restructuring, may make it difficult to obtain additional financing. The current state of global financial markets and current economic conditions, together with limitations on our engaging in certain corporate actions under the Second Amended and Restated Memorandum and Articles of Association that will be adopted at the EGM scheduled to be held on November 3, 2017, and the Governance Agreements, might adversely affect our ability to issue additional equity at prices which will not be dilutive to our existing shareholders or preclude us from issuing equity at all.

Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, we cannot be certain that additional financing will be available if needed and to the extent required, on acceptable terms or at all. If additional financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional drilling unit acquisitions or otherwise take advantage of business opportunities as they arise.
The offshore drilling industry is highly competitive with intense price competition and, as a result, we may be unable to compete successfully with other providers of contract drilling services that have greater resources than we have.
The offshore contract drilling industry is highly competitive with several industry participants, none of which has a dominant market share, and is characterized by high capital and maintenance requirements. Drilling contracts are traditionally awarded on a competitive bid basis. Price competition is often the primary factor in determining which qualified contractor is awarded the drilling contract, although drilling unit availability, location and suitability, the quality and technical capability of service and equipment, reputation and industry standing are key factors which are considered. Mergers among oil and natural gas exploration and production companies have reduced, and may from time to time further reduce the number of available customers, which would increase the ability of potential customers to achieve pricing terms favorable to them.
Many of our competitors are significantly larger than we are and have more diverse drilling assets and significantly greater financial and other resources than we have. In addition, because of our relatively small fleet, we may be unable to take advantage of economies of scale to the same extent as some of our larger competitors. Given the high capital requirements that are inherent in the offshore drilling industry, we may also be unable to invest in new technologies or expand in the future as may be necessary for us to succeed in this industry, while our larger competitors with superior financial resources may be able to respond more rapidly to changing market demands and compete more efficiently on price for drilling units employment. We may not be able to maintain our competitive position, and we believe that competition for contracts will continue to be intense in the future. Our inability to compete successfully may reduce our revenues and profitability.
An over-supply of drilling units may lead to a reduction in dayrates and therefore may materially impact our profitability.
During the prior period of high utilization and high dayrates, industry participants increased the supply of drilling units by ordering the construction of new drilling units. This resulted in an over-supply of drilling units and has caused a subsequent decline in utilization and dayrates when the drilling units enter the market, sometimes for extended periods of time until the units have been absorbed into the active fleet. According to industry sources, the worldwide fleet of floating rigs as of the end of August 2017 consisted of 276 units, comprised of 120 drillships and 156 semi-submersible drilling rigs.  An additional 31 drillships and 14 semi-submersible drilling rigs were under construction or on order as of the end of August 2017, which would bring the total fleet to 34 floating rigs. The entry into service of these new, upgraded or reactivated drilling units will increase supply and has already led to a reduction in dayrates as drilling units are absorbed into the active fleet. In addition, the new construction of high-specification drilling units, as well as changes in our competitors' drilling unit fleets, could require us to make material additional capital investments to keep our fleet competitive. Lower utilization and dayrates could adversely affect our revenues and profitability. Prolonged periods of low utilization and dayrates could also result in the recognition of impairment charges on our drilling units if future cash flow estimates, based upon information available to management at the time, indicate that the carrying value of these drilling units may not be recoverable. For example, as a result of the impairment review for the year ended December 31, 2016, it was determined that the carrying amount of eight of our drilling units was not recoverable and, therefore, an impairment loss of $3,658.8 million was recognized, the impairment of the total advances and related costs provided to the yard, amounting to $92.4 million for the Ocean Rig Amorgos, and impairment of $25.2 million relating to the cashflow hedges for interest capitalized on vessels impaired included in "Impairment loss" in the consolidated statement of operations contained in our consolidated financial statements and related notes incorporated by reference in this prospectus. The amount of any further impairment could be significant and could have a material adverse effect on our reported financial results for the period in which the charge is taken.

Consolidation of suppliers may increase the cost of obtaining supplies, which may have a material adverse effect on our results of operations and financial condition.
We rely on certain third parties to provide supplies and services necessary for our operations, including, but not limited to, drilling equipment suppliers and catering and machinery suppliers. Recent mergers have reduced the number of available suppliers, resulting in fewer alternatives for sourcing key supplies. Such consolidation, combined with a high volume of drilling units under construction, may result in a shortage of supplies and services, thereby increasing the cost of supplies and/or potentially inhibiting the ability of suppliers to deliver on time, or at all. These cost increases, delays or unavailability could have a material adverse effect on our results of operations and result in drilling unit downtime and delays in the repair and maintenance of our drilling units.
Our international operations involve additional risks, which could adversely affect our business.
We operate in various regions throughout the world.  Our drilling units, the Ocean Rig Corcovado, and the Ocean Rig Mykonos, are operating offshore Brazil, the Ocean Rig Skyros is operating offshore Angola, and the Leiv Eiriksson is operating offshore Norway. Our drilling units, the Eirik Raude, the Ocean Rig Olympia, the Ocean Rig Mylos, the Ocean Rig Paros, the Ocean Rig Apollo and the Ocean Rig Athena are cold stacked in Greece and the Ocean Rig Poseidon is currently uncontracted.
In the past, our drilling units have operated among other locations, in the Gulf of Mexico and offshore Canada, Norway, the United Kingdom, Ghana, West Africa, Ivory Coast, Greenland, Turkey, Ireland, west of the Shetland Islands, the Falkland Islands, Tanzania, the North Sea, Brazil, Senegal, Angola and Congo, respectively. As a result of our international operations, we may be exposed to political and other uncertainties, including risks of:
●	terrorist and environmental activist acts, armed hostilities, war and civil disturbances;
●
acts of piracy, which have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia and which have generally increased significantly in frequency since 2008, particularly in the Gulf of Aden and off the west coast of Africa;

●	significant governmental influence over many aspects of local economies;
●	seizure, nationalization or expropriation of property or equipment;
●	repudiation, nullification, modification or renegotiation of contracts;
●	limitations on insurance coverage, such as war risk coverage, in certain areas;
●	political unrest;
●	foreign and U.S. monetary policy, government debt downgrades and potential defaults and foreign currency fluctuations and devaluations;
●	the inability to repatriate income or capital;
●	complications associated with repairing and replacing equipment in remote locations;

●	import-export quotas, wage and price controls, imposition of trade barriers;
●	regulatory or financial requirements to comply with foreign bureaucratic actions;
●	changing taxation policies, including confiscatory taxation;
●	other forms of government regulation and economic conditions that are beyond our control; and
●	governmental corruption.
In addition, international contract drilling operations are subject to various laws and regulations in countries in which we operate, including laws and regulations relating to:
●	the equipping and operation of drilling units;
●	repatriation of foreign earnings;
●	oil and gas exploration and development;
●	taxation of offshore earnings and earnings of expatriate personnel; and
●	use and compensation of local employees and suppliers by foreign contractors.
Some foreign governments favor or effectively require (i) the awarding of drilling contracts to local contractors or to drilling units owned by their own citizens, (ii) the use of a local agent or (iii) foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. These practices may adversely affect our ability to compete in those regions. It is difficult to predict what governmental regulations may be enacted in the future that could adversely affect the international drilling industry. The actions of foreign governments, including initiatives by OPEC, may adversely affect our ability to compete. Failure to comply with applicable laws and regulations, including those relating to sanctions and export restrictions, may subject us to criminal sanctions or civil remedies, including fines, denial of export privileges, injunctions or seizures of assets.
Our business and operations involve numerous operating hazards.
Our operations are subject to hazards inherent in the drilling industry, such as blowouts, reservoir damage, loss of production, loss of well control, lost or stuck drill strings, equipment defects, punch throughs, craterings, fires, explosions and pollution, including spills similar to the events on April 20, 2010 related to the Deepwater Horizon, in which we were not involved. Contract drilling and well servicing require the use of heavy equipment and exposure to hazardous conditions, which may subject us to liability claims by employees, customers and third parties. These hazards can cause personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations. Our offshore fleet is also subject to hazards inherent in marine operations, either while on-site or during mobilization, such as capsizing, sinking, grounding, collision, damage from severe weather and marine life infestations. Operations may also be suspended because of machinery breakdowns, abnormal drilling conditions, personnel shortages or failure of subcontractors to perform or supply goods or services.
Damage to the environment could also result from our operations, particularly through spillage of fuel, lubricants or other chemicals and substances used in drilling operations, leaks and blowouts or extensive uncontrolled fires. We may also be subject to property, environmental and other damage claims by oil and gas companies. Our insurance policies and contractual indemnity rights with our customers may not adequately cover losses, and we do not have insurance coverage or rights to indemnity for all the risks to which we are exposed. Consistent with standard industry practice, our customers generally assume, and indemnify us against, well control and subsurface risks under dayrate drilling contracts, including pollution damage in connection with reservoir fluids stemming from operations under the contract, damage to the well or reservoir, loss of subsurface oil and gas and the cost of bringing the well under control. We generally indemnify our customers against pollution from substances in our control that originate from the drilling unit (e.g., diesel used onboard the unit or other fluids stored onboard the unit and above the water surface). However, our drilling contracts are individually negotiated, and the degree of indemnification we receive from the customer against the liabilities discussed above can vary from contract to contract, based on market conditions and customer requirements existing when the contract was negotiated. Notwithstanding a contractual indemnity from a customer, there can be no assurance that our customers will be financially able to indemnify us or will otherwise honor their contractual indemnity obligations. We maintain insurance coverage for property damage, occupational injury and illness, and general and marine third-party liabilities. However, pollution and environmental risks generally are not totally insurable. Furthermore, we have no insurance coverage for named storms in the Gulf of Mexico and while trading within war risks excluded areas.

The Deepwater Horizon oil spill in the Gulf of Mexico may result in more stringent laws and regulations governing deep-water drilling, which could have a material adverse effect on our business, operating results or financial condition.
On April 20, 2010, there was an explosion and a related fire on the Deepwater Horizon, an ultra-deep-water semi-submersible drilling unit that is not connected to us, while it was servicing the Macondo well in the Gulf of Mexico. This catastrophic event resulted in the death of 11 workers and the total loss of that drilling unit, as well as the release of large amounts of oil into the Gulf of Mexico, severely impacting the environment and the region's key industries. This event was investigated by several federal agencies, including the U.S. Department of Justice, and by the U.S. Congress, and was the subject of numerous lawsuits. On January 11, 2011, the National Commission on the BP Deepwater Horizon Oil Spill and Offshore Drilling released its final report, with recommendations for new regulations.
We do not currently operate our drilling units in these regions, but we may do so in the future. In any event, changes to leasing and drilling activity requirements as a result of the Deepwater Horizon incident could have a substantial impact on the offshore oil and gas industry worldwide. All drilling activity in the U.S. Gulf of Mexico must be in compliance with enhanced safety requirements contained in the Notice to Lessees 2015-N01. Effective October 22, 2012 all drilling in the U.S. Gulf of Mexico must also comply with the Final Drilling Safety Rule as adopted on August 15, 2012, which enhances safety measures for energy development on the outer continental shelf. All drilling must also comply with the Workplace Safety Rule on Safety and Environmental Management Systems. Also the Bureau of Ocean Energy Management, or BOEM, proposed a rule increasing the limits of liability of damages for offshore facilities under OPA based on inflation which became effective in January 2015.  In April 2015, it was announced that new regulations are expected to be imposed in the United States regarding offshore oil and gas drilling and the Bureau of Safety and Environmental Enforcement, or BSEE, announced a new Well Control Rule in April 2016.  In December 2015, the BSEE announced a new pilot inspection program for offshore facilities. We continue to evaluate these requirements to ensure that our drilling units and equipment are in full compliance, where applicable. Additional requirements could be forthcoming based on further recommendations by regulatory agencies investigating the Macondo well incident.
We are not able to predict the extent of future leasing plans or the likelihood, nature or extent of additional rulemaking. Nor are we able to predict when the BOEM will enter into leases with our customers or when the BSEE will issue drilling permits to our customers. We are not able to predict the future impact of these events on our operations. The current and future regulatory environment in the Gulf of Mexico could impact the demand for drilling units in the Gulf of Mexico in terms of overall number of drilling units in operations and the technical specification required for offshore drilling units to operate in the Gulf of Mexico. It is possible that short-term potential migration of drilling units from the Gulf of Mexico could adversely impact dayrates levels and fleet utilization in other regions. In addition, insurance costs across the industry have increased as a result of the Macondo well incident and certain insurance coverage has become more costly, less available, and not available at all from certain insurance companies.
Our insurance coverage may not adequately protect us from certain operational risks inherent in the drilling industry.
Our insurance is intended to cover normal risks in our current operations, including insurance against property damage, occupational injury and illness, loss of hire, certain war risks and third-party liability, including pollution liability. For example, the amount of risk we are subject to might increase regarding occupational injuries because on January 12, 2012, the U.S. Supreme Court ruled that the Longshore and Harbor Worker's Compensation Act, whose provisions are incorporated into the U.S. Outer Continental Shelf Lands Act could cover occupational injuries.

Insurance coverage may not, under certain circumstances, be available, and if available, may not provide sufficient funds to protect us from all losses and liabilities that could result from our operations. We have also obtained loss of hire insurance which becomes effective after 45 days of downtime with coverage that extends for approximately one year. This loss of hire insurance is recoverable only if there is physical damage to the drilling unit or equipment which is caused by a peril against which we are insured. The principal risks which may not be insurable are various environmental liabilities and liabilities resulting from reservoir damage caused by our gross negligence. Moreover, our insurance provides for premium adjustments based on claims and is subject to deductibles and aggregate recovery limits. In the case of pollution liabilities, our deductible is $10,000 per event and $250,000 for protection and indemnity claims brought before any U.S. jurisdiction. Our aggregate recovery limit is $500.0 million for all claims arising out of any event covered by our protection and indemnity insurance. Our deductible is $1.5 million per hull and machinery insurance claim. In addition, insurance policies which are extended to cover physical damage claims due to a named windstorm in the Gulf of Mexico generally require additional premium and impose strict recovery limits. Our insurance coverage may not protect fully against losses resulting from a required cessation of drilling unit operations for environmental or other reasons. Insurance may not be available to us at all or on terms acceptable to us, we may not maintain insurance or, if we are so insured, our policy may not be adequate to cover our loss or liability in all cases. The occurrence of a casualty, loss or liability against, which we may not be fully insured against, could significantly reduce our revenues, make it financially impossible for us to obtain a replacement drilling unit or to repair a damaged drilling unit, cause us to pay fines or damages which are generally not insurable and that may have priority over the payment obligations under our indebtedness or otherwise impair our ability to meet our obligations under our indebtedness and to operate profitably.
If we enter into drilling contracts or engage in certain other activities with countries or government-controlled entities or customers associated with countries that are subject to restrictions imposed by the U.S. government, or engage in certain other activities, including entering into drilling contracts with individuals or entities in such countries that are not controlled by their governments or engaging in operations associated with such countries or entities pursuant to contracts with third parties unrelated to those countries or entities, our ability to conduct our business and access U.S. capital markets and our reputation and the market for our securities could be adversely affected.
Although none of our drilling units have operated during the year ending December 31, 2016 in countries subject to sanctions and embargoes imposed by the U.S. government and other authorities or countries identified by the U.S. government or other authorities as state sponsors of terrorism, including Iran, Sudan and Syria, in the future our drilling units may operate in these countries from time to time on our customers' instructions. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which amended the Iran Sanctions Act. Among other things, CISADA introduced limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating, attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any person found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, controls or insures a vessel that was used to transport crude oil from Iran to another country and if the person (1) is a controlling beneficial owner of the vessel and had actual knowledge the vessel was so used or (2) otherwise owns, operates, controls, or insures the vessel and knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.

On July 14, 2015, the P5+1 and the EU announced that they reached a landmark agreement with Iran titled the Joint Comprehensive Plan of Action Regarding the Islamic Republic of Iran's Nuclear Program (the "JCPOA"), which is intended to significantly restrict Iran's ability to develop and produce nuclear weapons for 10 years while simultaneously easing sanctions directed toward non-U.S. persons for conduct involving Iran, but taking place outside of U.S. jurisdiction and not involving U.S. persons.  On January 16, 2016 ("Implementation Day"), the United States joined the EU and the UN in suspending a significant number of their nuclear-related sanctions on Iran following an announcement by the International Atomic Energy Agency ("IAEA") that Iran had satisfied its respective obligations under the JCPOA.
U.S. sanctions prohibiting certain conduct that is now permitted under the JCPOA have not actually been repealed or permanently terminated at this time.  Rather, the U.S. government has implemented changes to the sanctions regime by: (1) issuing waivers of certain statutory sanctions provisions; (2) committing to refrain from exercising certain discretionary sanctions authorities; (3) removing certain individuals and entities from OFAC's sanctions lists; and (4) revoking certain Executive Orders and specified sections of Executive Orders.  These sanctions will not be permanently "lifted" until the earlier of "Transition Day," set to occur on October 18, 2023, or upon a report from the IAEA stating that all nuclear material in Iran is being used for peaceful activities.
OFAC has acted several times in 2017 to add Iranian individuals and entities to its list of Specially Designated Nationals whose assets are blocked and with whom U.S. persons are generally prohibited from dealing.  In addition, OFAC announced on January 13, 2017, an amendment to the Sudanese Sanctions Regulations ("SSR") to authorize all transactions prohibited by the SSR and Executive Orders 13067 and 13412, and to unblock certain property in which the Government of Sudan has an interest.  On July 11, 2017, President Trump issued Executive Order 13804, extending until October 12, 2017, a review by the U.S. government of criteria for the revocation of certain sanctions on Sudan and the Government of Sudan.
Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common shares may adversely affect the price at which our common shares trade. Moreover, our customers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our drilling units, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into drilling contracts with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our common shares may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.
The instability of the euro or the inability of Eurozone countries to refinance their debts could have a material adverse effect on our ability to fund our future capital expenditures or refinance our debt.
As a result of the credit crisis in Europe in recent years, in particular in Greece, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the ESM, which was activated by mutual agreement, and entered into force in 2013, and assumed the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries.

Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro. An extended period of adverse development in the outlook for European countries could make it difficult for current or potential lenders in the Eurozone to provide new loan facilities we may need to fund our future capital expenditures.
Governmental laws and regulations, including environmental laws and regulations, may add to our costs or limit our drilling activity.
Our business is affected by laws and regulations relating to the energy industry and the environment in the geographic areas where we operate. The offshore drilling industry is dependent on demand for services from the oil and gas exploration and production industry, and, accordingly, we are directly affected by the adoption of laws and regulations that, for economic, environmental or other policy reasons, curtail exploration and development drilling for oil and gas. We may be required to make significant capital expenditures to comply with governmental laws and regulations. It is also possible that these laws and regulations may, in the future, add significantly to our operating costs or significantly limit drilling activity. Our ability to compete in international contract drilling markets may be limited by foreign governmental regulations that favor or require the awarding of contracts to local contractors or by regulations requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Governments in some countries are increasingly active in regulating and controlling the ownership of concessions, the exploration for oil and gas, and other aspects of the oil and gas industries. Offshore drilling in certain areas has been curtailed and, in certain cases, prohibited because of concerns over protection of the environment. For example, on December 20, 2016, the former U.S. President invoked a law to ban offshore oil and gas drilling in large areas of the Arctic and the Atlantic Seaboard. A ban on new drilling in Canadian Arctic waters was announced simultaneously.  However, in April 2017, the U.S. President signed an executive order regarding the environment.  This order, among other directives, called upon the appropriate entities to review and consider revising, or rescinding, the Well Control Rule and Arctic Drilling Rule.  Moreover, operations in less developed countries can be subject to legal systems that are not as mature or predictable as those in more developed countries, which can lead to greater uncertainty in legal matters and proceedings.
To the extent new laws are enacted or other governmental actions are taken that prohibit or restrict offshore drilling or impose additional environmental protection requirements that result in increased costs to the oil and gas industry, in general, or the offshore drilling industry, in particular, our business or prospects could be materially adversely affected. The operation of our drilling units will require certain governmental approvals, the number and prerequisites of which cannot be determined until we identify the jurisdictions in which we will operate on securing contracts for the drilling units. Depending on the jurisdiction, these governmental approvals may involve public hearings and conditions that result in costly undertakings on our part. We may not obtain such approvals or such approvals may not be obtained in a timely manner. If we fail to timely secure the necessary approvals or permits, our customers may have the right to terminate or seek to renegotiate their drilling contracts to our detriment. The amendment or modification of existing laws and regulations or the adoption of new laws and regulations curtailing or further regulating exploratory or development drilling and production of oil and gas could have a material adverse effect on our business, operating results or financial condition. Future earnings may be negatively affected by compliance with any such new legislation or regulations.
We are subject to complex laws and regulations, including environmental laws and regulations that can adversely affect the cost, manner or feasibility of doing business.
Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our drilling units. These regulations include, but are not limited to, the International Maritime Organization, or IMO, International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended and generally referred to as MARPOL, including designation of Emission Control Areas, or ECAs, thereunder, the IMO International Convention on Civil Liability for Oil Pollution Damage of 1969, as from time to time amended and generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, or Bunker Convention, the IMO International Convention for the Safety of Life at Sea of 1974, as from time to time amended and generally referred to as SOLAS, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, the IMO International Convention on Load Lines of 1966, as from time to time amended, the International Convention for the Control and Management of Ships' Ballast Water and Sediments of February 2004, or the BWM Convention, the U.S. Oil Pollution Act of 1990, or OPA, requirements of the U.S. Coast Guard, or USCG, and the U.S. Environmental Protection Agency, or EPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Clean Water Act, or CWA, the U.S. Clean Air Act, or CAA, the U.S. Outer Continental Shelf Lands Act, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, European Union regulations, and Brazil's National Environmental Policy Law (6938/81), Environmental Crimes Law (9605/98) and Law (9966/2000) relating to pollution in Brazilian waters.

Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. Moreover, the manner in which these laws are enforced and interpreted is constantly evolving. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil in U.S. waters, including the 200-nautical mile exclusive economic zone around the United States. Limitations on liability might apply in certain circumstances.  An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other international and U.S. federal, state and local laws, as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents and our insurance may not be sufficient to cover all such risks. As a result, claims against us could result in a material adverse effect on our business, results of operations, cash flows and financial condition.
Although our drilling units are separately owned by our subsidiaries, under certain circumstances a parent company and all of the ship-owning affiliates in a group under common control engaged in a joint venture could be held liable for damages or debts owed by one of the affiliates, including liabilities for oil spills under OPA or other environmental laws. Therefore, it is possible that we could be subject to liability upon a judgment against us or any one of our subsidiaries.
Our drilling units could cause the release of oil or hazardous substances, especially as our drilling units age. Any releases may be large in quantity, above our permitted limits or occur in protected or sensitive areas where public interest groups or governmental authorities have special interests. Any releases of oil or hazardous substances could result in fines and other costs to us, such as costs to upgrade our drilling units, clean up the releases, and comply with more stringent requirements in our discharge permits. Moreover, these releases may result in our customers or governmental authorities suspending or terminating our operations in the affected area, which could have a material adverse effect on our business, results of operation and financial condition.
If we are able to obtain from our customers some degree of contractual indemnification against pollution and environmental damages in our contracts, such indemnification may not be enforceable in all instances or the customer may not be financially able to comply with its indemnity obligations in all cases. In addition, we may not be able to obtain such indemnification agreements in the future.
Our insurance coverage may not be available in the future or we may not obtain certain insurance coverage. If it is available and we have the coverage, it may not be adequate to cover our liabilities. Any of these scenarios could have a material adverse effect on our business, operating results and financial condition.

Regulation of greenhouse gases and climate change could have a negative impact on our business.
Currently, emissions of greenhouse gases from ships involved in international transport are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016.  The Paris Agreement does not directly limit greenhouse gas emissions from ships.  On June 1, 2017, the U.S. President announced that it was withdrawing from the Paris Agreement.  The timing and effect of such action has yet to be determined.
As of January 1, 2013, all ships (including drilling units) must comply with mandatory requirements adopted by the Marine Environment Protection Committee, or the MEPC, in July 2011 relating to greenhouse gas emissions. Currently operating ships are now required to develop and implement the Ship Energy Efficiency Management Plans, or SEEMPs, and the new ships to be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index, or EEDI. Also, under these measures, by 2025 all new ships built will be 30% more efficient than those built in 2014. These requirements could cause us to incur additional compliance costs. The IMO is also considering the implementation of market-based mechanisms to reduce greenhouse gas emissions from ships. In April 2015, a regulation was adopted requiring that large ships (over 5,000 gross tons) calling at European Union ports from January 2018 collect and publish data on carbon dioxide emissions and other information.  The European Union also recently proposed a plan where, if IMO discussions are not successful, emissions from ships will be included in its trading system by 2023.  In the U.S., the EPA has issued a finding that greenhouse gases endanger public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. The EPA enforces both the CAA and the international standards found in Annex VI of MARPOL concerning marine diesel engines, their emissions, and the sulphur content in marine fuel. Moreover, in the U.S., individual states can also enact environmental legislation.  For example, California introduced caps on greenhouse gas emissions and recently signaled it may take additional action regarding climate change. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, or the Paris Agreement, that restrict emissions of greenhouse gases could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels, which we cannot predict with certainty at this time.
Because our business depends on the level of activity in the offshore oil and gas industry, existing or future laws, regulations, treaties or international agreements related to greenhouse gases and climate change, including incentives to conserve energy or use alternative energy sources, could have a negative impact on our business if such laws, regulations, treaties or international agreements reduce the worldwide demand for oil and gas. In addition, such laws, regulations, treaties or international agreements could result in increased compliance costs or additional operating restrictions, which may have a negative impact on our business.
Failure to comply with the U.S. Foreign Corrupt Practices Act and anti-bribery and anti-corruption regulations in other jurisdictions in which we operate could result in fines, criminal penalties, drilling contract terminations and an adverse effect on our business.
We currently operate, and historically have operated, our drilling units outside of the United States in a number of countries throughout the world, including some with developing economies. Also, the existence of state or government-owned shipbuilding enterprises puts us in contact with persons who may be considered "foreign officials" under the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the FCPA. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA and anti-corruption and anti-bribery laws in other jurisdictions in which we operate such as Brazil and the U.K. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

Acts of terrorism and political and social unrest could affect the markets for drilling services, which may have a material adverse effect on our results of operations.
Acts of terrorism and political and social unrest, brought about by world political events or otherwise, have caused instability in the world's financial and insurance markets in the past and may occur in the future. Such acts could be directed against companies such as ours. In addition, acts of terrorism and social unrest could lead to increased volatility in prices for crude oil and natural gas and could affect the markets for drilling services and result in lower dayrates. Insurance premiums could increase and coverage may be unavailable in the future. U.S. government regulations may effectively preclude us from actively engaging in business activities in certain countries. These regulations could be amended to cover countries where we currently operate or where we may wish to operate in the future. Increased insurance costs or increased cost of compliance with applicable regulations may have a material adverse effect on our results of operations.
Military action, other armed conflicts, or terrorist attacks have caused significant increases in political and economic instability in geographic regions where we operate and where our newbuilding drilling units are being constructed.
Military tension involving North and South Korea, the Middle East, Africa and other attacks, threats of attacks, terrorism and unrest, have caused instability or uncertainty in the world's financial and commercial markets and have significantly increased political and economic instability in some of the geographic areas where we operate and where we have contracted with Samsung, to build our two newbuilding drilling units. Acts of terrorism and armed conflicts or threats of armed conflicts in these locations could limit or disrupt our operations, including disruptions resulting from the cancellation of contracts or the loss of personnel or assets. In addition, any possible reprisals as a consequence of ongoing military action in the Middle East, such as acts of terrorism in the United States or elsewhere, could materially and adversely affect us in ways we cannot predict at this time.
Acts of piracy could adversely affect our business.
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean, off the coast of West Africa and in the Gulf of Aden off the coast of Somalia. Although sources report the frequency of sea piracy decreased during 2016, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea. If these piracy attacks result in regions in which our drilling units are deployed being characterized as "war risk" zones by insurers, or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our drilling units, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.
The U.S. government recently imposed legislation concerning the deteriorating situation in Somalia, including acts of piracy offshore Somalia. On April 13, 2010, the President of the United States issued an Executive Order, which we refer to as the Order, prohibiting, among other things, the payment of monies to or for the benefit of individuals and entities on the list of Specially Designated Nationals, or SDNs, published by U.S. Department of the Treasury's Office of Foreign Assets Control. Certain individuals associated with piracy offshore Somalia are currently designated persons under the SDN list. The Order is applicable only to payments by U.S. persons and not by foreign entities, such as Ocean Rig UDW Inc. Notwithstanding this fact, it is possible that the Order, and the regulations promulgated thereunder, may affect foreign private issuers to the extent that such foreign private issuers provide monies, such as ransom payments to secure the release of crews and ships in the event of detention hijackings, to any SDN for which they seek reimbursement from a U.S. insurance carrier. While additional regulations relating to the Order may be promulgated by the U.S. government in the future, we cannot predict what effect these regulations may have on our operations.

Hurricanes may impact our ability to operate our drilling units in the Gulf of Mexico or other U.S. coastal waters, which could reduce our revenues and profitability.
Hurricanes Ivan, Katrina, Rita, Gustav and Ike caused damage to a number of drilling units unaffiliated with us in the U.S. Gulf of Mexico. Drilling units that moved off their locations during the hurricanes damaged platforms, pipelines, wellheads and other drilling units. BOEM and the BSEE, the U.S. organizations that issue a significant number of relevant guidelines for the drilling units' activities, had guidelines for tie-downs on drilling units and permanent equipment and facilities attached to outer continental shelf production platforms, and moored drilling unit fitness during hurricane season. These guidelines effectively imposed requirements on the offshore oil and natural gas industry in an attempt to increase the likelihood of survival of offshore drilling units during a hurricane. The guidelines also provided for enhanced information and data requirements from oil and natural gas companies that operate properties in the Gulf of Mexico region of the Outer Continental Shelf. BOEM and BSEE may issue similar guidelines for future hurricane seasons and may take other steps that could increase the cost of operations or reduce the area of operations for our ultra-deepwater drilling units, thereby reducing their marketability. Implementation of new guidelines or regulations that may apply to ultra-deepwater drilling units may subject us to increased costs and limit the operational capabilities of our drilling units. Our drilling units do not currently operate in the Gulf of Mexico or other U.S. coastal waters but may do so in the future.
Any failure to comply with the complex laws and regulations governing international trade could adversely affect our operations.
The shipment of goods, services and technology across international borders subjects us to extensive trade laws and regulations. Import activities are governed by unique customs laws and regulations in each of the countries of operation. Moreover, many countries, including the United States, control the export and re-export of certain goods, services and technology and impose related export recordkeeping and reporting obligations. Governments also may impose economic sanctions against certain countries, persons and other entities that may restrict or prohibit transactions involving such countries, persons and entities.
The laws and regulations concerning import activity, export recordkeeping and reporting, export control and economic sanctions are complex and constantly changing. These laws and regulations may be enacted, amended, enforced or interpreted in a manner materially impacting our operations. Shipments can be delayed and denied export or entry for a variety of reasons, some of which are outside our control and some of which may result from failure to comply with existing legal and regulatory regimes. Shipping delays or denials could cause unscheduled operational downtime. Any failure to comply with applicable legal and regulatory trading obligations also could result in criminal and civil penalties and sanctions, such as fines, imprisonment, debarment from government contracts, seizure of shipments and loss of import and export privileges.
New technologies may cause our current drilling methods to become obsolete, resulting in an adverse effect on our business.
The offshore contract drilling industry is subject to the introduction of new drilling techniques and services using new technologies, some of which may be subject to patent protection. As competitors and others use or develop new technologies, we may be placed at a competitive disadvantage and competitive pressures may force us to implement new technologies at substantial cost. In addition, competitors may have greater financial, technical and personnel resources that allow them to benefit from technological advantages and implement new technologies before we can. We may not be able to implement technologies on a timely basis or at a cost that is acceptable to us.
Risks Relating to Our Company
Despite our reduced levels of indebtedness post-Restructuring, we may incur substantial additional indebtedness, which could adversely affect our financial health.

Following the completion of our Restructuring, on a consolidated basis, we had $450 million in aggregate principal amount of indebtedness outstanding under the New Credit Agreement. Notwithstanding the Restructuring, we may incur additional indebtedness in the future. The New Credit Agreement and New Intercreditor Agreement permit us to incur up to $200 million in additional senior secured debt, which shall be senior to the New Credit Agreement.

Our indebtedness could have significant adverse consequences for an investment in us and on our business and future prospects, including the following:

●
we may not be able to satisfy our financial obligations under our indebtedness, including under the New Credit Agreement, and our contractual and commercial commitments, which may result in possible defaults on and acceleration of such indebtedness;

●	we may not be able to obtain financing in the future for working capital, capital expenditures, acquisitions, debt service requirements or other purposes;
●	we may not be able to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to service the debt;
●	we could become more vulnerable to general adverse economic and industry conditions, including increases in interest rates;
●	our ability to refinance indebtedness, including the New Credit Agreement, may be limited or the associated costs may increase;
●	less leveraged competitors could have a competitive advantage because they have lower debt service requirements and, as a result, we may not be better positioned to withstand economic downturns;
●
we may be less able to take advantage of significant business opportunities and to react to changes in market or industry conditions than our competitors and our management's discretion in operating our business may be limited; and

●
we may be unable to raise the funds necessary to repay the New Credit Agreement if there is a change of control or event of loss or in connection with an asset sale offer, which would constitute a default under the New Credit Agreement.

Each of these factors may have a material and adverse effect on our financial condition and viability. Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating income is not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt or seeking additional equity capital. Any or all of these actions may be insufficient to allow us to service our debt obligations. Further, we may not be able to effect any of these remedies on satisfactory terms, or at all.
Additionally, we may incur additional indebtedness in the future. Although the terms of our New Credit Agreement, and any future debt agreements we enter into, will limit our ability to incur additional debt, these terms may not prohibit us from incurring substantial amounts of additional debt for specific purposes or under certain circumstances. There can be no assurances that the value of the collateral securing such additional indebtedness will be sufficient to repay such indebtedness. If new debt is added to our and our subsidiaries' current debt levels, the related risks that we and they now face could intensify and could further exacerbate the risks associated with our existing leverage.
We have estimated remaining total construction payments for two drilling units under construction with Samsung of approximately $0.9 billion in aggregate as of June 30, 2017. We expect to finance the remaining delivery payments of these seventh generation drilling units with cash on hand, operating cash flow, equity financing and additional bank debt. In the event of a default, we may also incur additional costs and liability to the shipyards, which may pursue claims against us for damages under our newbuilding construction contracts and retain and sell our seventh generation drilling units to third parties.

Our annual report on Form 20-F for the year ended December 31, 2016 discloses, and the report of our independent registered public accounting firm that accompanies our audited consolidated financial statements therein contains, an explanatory paragraph regarding the substantial doubt about our ability to continue as a going concern. See Note 3 to our consolidated financial statements. We were previously forced to take actions to restructure and refinance our indebtedness and there can be no assurances that we will be able to meet our scheduled debt service obligations in the future. Following the conclusion of the Restructuring, we expect to be in compliance with all of our debt covenant requirements and will have liquidity sufficient to meet all of our obligations over the next year.
The agreements and instruments governing our indebtedness contain restrictions and limitations that could significantly impact our ability to operate our business.
The New Credit Agreement imposes, and future financial obligations may impose, certain operating and financial restrictions on us. These restrictions may prohibit or otherwise limit our ability to, among other things:
●	enter into other financing arrangements;
●	incur or guarantee additional indebtedness;
●	create or permit liens on our assets;
●	consummate a merger, consolidation or sale of our drilling units or the shares of our subsidiaries;
●	make investments;
●	change the general nature of our business;
●	pay dividends, redeem capital stock or subordinated indebtedness or make other restricted payments;
●	incur dividend or other payment restrictions affecting our restricted subsidiaries under the New Credit Agreement;
●	change the management and/or ownership of our drilling units;
●	enter into transactions with affiliates;
●	transfer or sell assets;
●	amend, modify or change our organizational documents;
●	make capital expenditures; and
●	effectively compete with our competitors to the extent they are subject to less onerous restrictions.
Any future credit agreement or amendment of debt instruments we enter into may contain requirements that we maintain specified financial ratios or financial covenants.  Events beyond our control, including changes in the economic and business conditions in the deepwater offshore drilling market in which we operate, may affect our ability to comply with these ratios and covenants. Our ability to maintain compliance will also depend substantially on the value of our assets, our dayrates, our ability to obtain drilling contracts, our success at keeping our costs low and our ability to successfully implement our overall business strategy. We cannot guarantee that we would be able to obtain our lenders' waiver or consent with respect to any noncompliance with the specified financial ratios and financial covenants under our future financial obligations or that we would be able to refinance any such indebtedness in the event of default.

These restrictions, ratios and financial covenants in our debt agreements could limit our ability to fund our operations or capital needs, make acquisitions or pursue available business opportunities, which in turn may adversely affect our financial condition. A violation of any of these provisions could result in a default under our future debt agreements which could allow all amounts outstanding thereunder to be declared immediately due and payable. An acceleration thereunder would likely in turn trigger cross-acceleration and cross-default rights under the terms of our indebtedness outstanding at such time. If the amounts outstanding under our indebtedness were to be accelerated or were the subject of foreclosure actions, we cannot assure you that our assets would be sufficient to repay in full the money owed to the lenders or to our other debt holders. Furthermore, if our assets are foreclosed upon, we will not have any income-producing assets left, and as such, we may not be able to generate any cash flow in the future. We were previously forced to take actions to restructure and refinance our indebtedness and there can be no assurances that we will be able to meet our scheduled debt service obligations in the future.
We may not be able to generate sufficient cash flow to meet our debt service and other obligations due to events beyond our control.
Our ability to make scheduled payments on the New Credit Agreement and other outstanding indebtedness will depend on our ability to generate cash from operations in the future. Our future financial and operating performance will be affected by a range of economic, financial, competitive, regulatory, business and other factors that we cannot control, such as general economic and financial conditions in the offshore drilling industry or the economy generally. In particular, our ability to generate steady cash flow will depend on our ability to service existing drilling contracts and secure additional drilling contracts at acceptable rates. Assuming no exercise of any options to extend the terms of our existing drilling contracts, the contracts of our four operating drilling units expire between the fourth quarter of 2017 and the third quarter of 2021. We cannot guarantee that we will be able to secure employment for our uncontracted operating drilling units.  We also cannot guarantee that we will be able to secure employment for our newbuilding drilling units, the Ocean Rig Santorini and the Ocean Rig Crete, which are now scheduled for delivery in June 2018 and January 2019, respectively.
Furthermore, our financial and operating performance, and our ability to service our indebtedness, is also dependent on our subsidiaries' ability to make distributions to us, whether in the form of dividends, loans or otherwise. The timing and amount of such distributions will depend on our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our various debt agreements, the provisions of the laws of various jurisdictions in which our subsidiaries operate which affect the payment of dividends and other factors.
If our operating cash flows are insufficient to service our debt and to fund our other liquidity needs, we may be forced to take actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing our indebtedness, seeking additional capital, or any combination of the foregoing. We cannot assure you that any of these actions could be effected on satisfactory terms, if at all, or that they would yield sufficient funds to make required payments on our outstanding indebtedness and to fund our other liquidity needs. Also, the terms of existing or future debt agreements may restrict us from pursuing any of these actions. Furthermore, reducing or delaying capital expenditures or selling assets could impair future cash flows and our ability to service our debt in the future.
We may be unable to secure ongoing drilling contracts, including for our uncontracted stacked drilling units and our ultra-deepwater newbuilding drilling units, due to strong competition, and the contracts that we enter into may not provide sufficient cash flow to meet our debt service obligations with respect to our indebtedness.
Assuming no exercise of any options to extend the terms of our existing drilling contracts, the contracts of our four operating drilling units expire between the fourth quarter of 2017 and the third quarter of 2021.
Our ability to renew our existing drilling contracts or obtain new drilling contracts for our drilling units, including the six uncontracted stacked drilling units and the seventh generation drilling units under construction for which we have not yet secured employment will depend on prevailing market conditions. We cannot guarantee we will be able to enter into new drilling contracts upon the expiration or termination of the contracts we have in place or at all or that there will not be a gap in employment between our current drilling contracts and subsequent contracts. In particular, if the price of crude oil is low, or it is expected that the price of crude oil will decrease in the future, at a time when we are seeking to arrange employment contracts for our drilling units, we may not be able to obtain employment contracts at attractive rates or at all.

If the rates we receive for the reemployment of our drilling units upon the expiration or termination of our existing drilling contracts are lower than the rates under our existing contracts, we will recognize less revenue from the operations of our drilling units. In addition, delays under existing drilling contracts could cause us to lose future contracts if a drilling unit is not available to start work at the agreed date. Our ability to meet our cash flow obligations will depend on our ability to consistently secure drilling contracts for our drilling units at sufficiently high dayrates. We cannot predict the future level of demand for our services or future conditions in the oil and gas industry. If the oil and gas companies do not continue to increase exploration, development and production expenditures, we may have difficulty securing drilling contracts, including for the seventh generation drilling units under construction, or we may be forced to enter into drilling contracts at unattractive dayrates. Either of these events could impair our ability to generate sufficient cash flow to make principal and interest payments under our indebtedness and meet our capital expenditure and other obligations.
Construction of drilling units is subject to risks, including delays and cost overruns, which could have an adverse impact on our available cash resources and results of operations.
We have entered into contracts with Samsung for the construction of three seventh generation drilling units, which were previously scheduled for delivery in 2017, 2018 and 2019, respectively. As part of renegotiations, the delivery of the Ocean Rig Santorini and the Ocean Rig Crete were postponed to June 2018 and January 2019, respectively, certain installments were rescheduled and the total construction costs were increased to $694.8 million and $709.6 million, respectively. With respect to the Ocean Rig Amorgos, we agreed to suspend its construction with an option, subject to our option, to bring it back into force within a period of 18 months after the date of the addendum.  From time to time in the future, we may undertake additional new construction projects and conversion projects. In addition, we may make significant upgrade, refurbishment, conversion and repair expenditures for our fleet from time to time, particularly as our drilling units become older. Some of these expenditures are unplanned. These projects together with our existing construction projects and other efforts of this type are subject to risks of cost overruns or delays inherent in any large construction project as a result of numerous factors, including the following:
●	shipyard unavailability;
●	shortages of equipment, materials or skilled labor for completion of repairs or upgrades to our equipment;
●	unscheduled delays in the delivery of ordered materials and equipment or shipyard construction;
●	financial or operating difficulties experienced by equipment vendors or the shipyard;
●	unanticipated actual or purported change orders;
●	local customs strikes or related work slowdowns that could delay importation of equipment or materials;
●	engineering problems, including those relating to the commissioning of newly designed equipment;
●	design or engineering changes;
●	latent damages or deterioration to the hull, equipment and machinery in excess of engineering estimates and assumptions;

●	work stoppages;
●	client acceptance delays;
●	weather interference, storm damage or other events of force majeure;
●	disputes with shipyards and suppliers;
●	shipyard failures and difficulties;
●	failure or delay of third-party equipment vendors or service providers;
●	unanticipated cost increases; and
●	difficulty in obtaining necessary permits or approvals or in meeting permit or approval conditions.
These factors may contribute to cost variations and delays in the delivery of our ultra-deepwater newbuilding drilling units. Delays in the delivery of these newbuilding drilling units or the inability to complete construction in accordance with their design specifications may, in some circumstances, result in a delay in drilling contract commencement, resulting in a loss of revenue to us, and may also cause customers to renegotiate, terminate or shorten the term of a drilling contract for the drilling unit pursuant to applicable late delivery clauses. In the event of termination of one of these contracts, we may not be able to secure a replacement contract on as favorable terms or at all. Additionally, capital expenditures for drilling unit upgrades, refurbishment and construction projects could materially exceed our planned capital expenditures. Moreover, our drilling units that may undergo upgrade, refurbishment and repair may not earn a dayrate during the periods they are out of service. In addition, in the event of a shipyard failure or other difficulty, we may be unable to enforce certain provisions under our newbuilding contracts such as our refund guarantee, to recover amounts paid as installments under such contracts. The occurrence of any of these events may have a material adverse effect on our results of operations, financial condition or cash flows. In the event of a default, we may also incur additional costs and liability to the shipyards, which may pursue claims against us for damages under our newbuilding construction contracts and retain and sell our seventh generation drilling units to third parties.
As our current operating fleet is comprised of 11 drilling units of which four drilling units are currently operating, we rely heavily on a small number of customers and the loss of a significant customer could have a material adverse impact on our financial results.
As of December 31, 2016, we had three customers for our current total fleet of 11 drilling units. We are subject to the usual risks associated with having a limited number of customers for our services. Our three largest customers represented 31%, 20% and 18% of our revenues during the fiscal year ended December 31, 2016, respectively. If our customers terminate, suspend or seek to renegotiate the drilling contracts for drilling units, as they are entitled to do under various circumstances, or cease doing business, our results of operations and cash flows could be adversely affected. We expect that a limited number of customers will continue to generate a substantial portion of our revenues for the foreseeable future.
Currently, our revenues depend on 11 drilling units, which are designed to operate in harsh environments. The damage or loss of any of our drilling units could have a material adverse effect on our results of operations and financial condition.
Our revenues are dependent on the operation of our 11 drilling units, of which four drilling units are operating under employment contracts and seven drilling units are currently without contracts (including six units that are currently cold stacked).  There is no guarantee that we will find employment contracts that are on favorable terms for the seven drilling units that are currently without contracts, including the six units that are currently cold stacked.  Additionally, we may incur significant costs in the process of converting our cold stacked drilling units into operational units which may adversely affect our results of operations and financial condition.

Our drilling units may be exposed to risks inherent in deepwater drilling and operating in harsh environments that may cause damage or loss. The drilling of oil and gas wells, particularly exploratory wells where little is known of the subsurface formations involves risks, such as extreme pressure and temperature, blowouts, reservoir damage, loss of production, loss of well control, lost or stuck drill strings, equipment defects, punch throughs, craterings, fires, explosions, pollution and natural disasters such as hurricanes and tropical storms.
In addition, offshore drilling operations are subject to perils peculiar to marine operations, either while on-site or during mobilization, including capsizing, sinking, grounding, collision, marine life infestations, and loss or damage from severe weather. The replacement or repair of a drilling unit could take a significant amount of time, and we may not have any right to compensation for lost revenues during that time. As long as we have only four drilling units in operation, loss of or serious damage to one of the drilling units could materially reduce our revenues for the time that drilling unit is out of operation. In view of the sophisticated design of the drilling units, we may be unable to obtain a replacement unit that could perform under the conditions that our drilling units are expected to operate, which could have a material adverse effect on our results of operations and financial condition.
Our future contracted revenue for our fleet of drilling units may not be ultimately realized.
As of October 9, 2017, the future contracted revenue for our fleet of operating drilling units, or our contract backlog, was approximately $1.2 billion under firm commitments. We may not be able to perform under our drilling contracts due to events within or beyond our control, and our customers may seek to cancel or renegotiate our drilling contracts for various reasons, including adverse conditions, resulting in lower daily rates.  For example, since 2014, six of our customers have terminated six of our drilling contracts. Our inability or the inability of our customers, to perform under the respective contractual obligations may have a material adverse effect on our financial position, results of operations and cash flows.
We are subject to certain risks with respect to our counterparties, including under our drilling contracts, and failure of these counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.
We enter into drilling services contracts with our customers, newbuilding contracts with shipyards, interest rate swap agreements and forward exchange contracts, and have employed and may employ our drilling units and newbuild drilling units on fixed-term and well contracts. Our drilling contracts, newbuilding contracts, and hedging agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the offshore contract drilling industry, the overall financial condition of the counterparty, the dayrates received for specific types of drilling units and various expenses. In addition, in depressed market conditions, our customers may no longer need a drilling unit that is currently under contract or may be able to obtain a comparable drilling unit at a lower dayrate. As a result, customers may seek to renegotiate the terms of their existing drilling contracts or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under an agreement with us, we could sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Most of our offshore drilling contracts may be terminated early due to certain events.
Under most of our current drilling contracts, our customers have the right to terminate the drilling contract upon the payment of an early termination or cancellation fee. However, such payments may not fully compensate us for the loss of the contract.
In addition, our drilling contracts permit our customers to terminate the contracts early without the payment of any termination fees under certain circumstances, including as a result of major non-performance, longer periods of downtime or impaired performance caused by equipment or operational issues, or sustained periods of downtime due to piracy or force majeure events beyond our control.  In addition, during periods of challenging market conditions, our customers may no longer need a drilling unit that is currently under contract or may be able to obtain a comparable drilling unit at a lower dayrate. As a result, we may be subject to an increased risk of our clients seeking to renegotiate the terms of their existing contracts or repudiate their contracts, including through claims of non-performance. Our customers' ability to perform their obligations under their drilling contracts with us may also be negatively impacted by the prevailing uncertainty surrounding the development of the world economy and the credit markets. If our customers cancel some of our contracts, and we are unable to secure new contracts on a timely basis and on substantially similar terms, or if contracts are suspended for an extended period of time or if a number of our contracts are renegotiated, it could adversely affect our consolidated statement of financial position, results of operations or cash flows.

If our drilling units fail to maintain their class certification or fail any annual survey or special survey, that drilling unit would be unable to operate, thereby reducing our revenues and profitability and violating certain covenants under certain of our debt agreements.
Every drilling unit must be "classed" by a classification society. The classification society certifies that the drilling unit is "in-class," signifying that such drilling unit has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the drilling unit's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.  Three of our drilling units are certified as being "in class" by Det Norske Veritas, one of our drillings units is certified as being "in class" by Bureau Veritas while the remaining six are certified as being "in class" by American Bureau of Shipping. The Leiv Eiriksson was credited with completing its last Special Periodical Survey in June 2016 and the Eirik Raude completed the same in December 2012, while their next Special Periodical Survey is scheduled for 2021 and 2017, respectively. However, due to the fact that the Eirik Raude is stacked, class layup has been applied and therefore it will be done as part of its reactivation. Two of our sixth-generation operating drilling units are due for their second Special Periodical Surveys in 2021 while the third drilling unit is due in 2022. Our one operating seventh generation drilling unit is due for its' first Special Periodical Survey in 2018. The stacked drilling units are due for their next Special Periodical Surveys in 2018, 2019, 2020, however, they are class laid up and therefore will be done as part of their reactivation. If any drilling unit does not maintain its class and/or fails any annual survey or special survey, the drilling unit will be unable to carry on operations and will be unemployable and uninsurable. Any such inability to carry on operations or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.
Our drilling units, including our seventh generation drilling units under construction following their delivery to us, may suffer damage and we may face unexpected yard costs, which could adversely affect our cash flow and financial condition.
If our drilling units, including our seventh generation drilling units under construction following their delivery to us, suffer damage, they may need to be repaired at a yard. The costs of yard repairs are unpredictable and can be substantial. The loss of earnings while our drilling units are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. We may not have insurance that is sufficient to cover all or any of these costs or losses and may have to pay dry docking costs not covered by our insurance.
We may not be able to maintain or replace our drilling units as they age.
The capital associated with the repair and maintenance of our fleet increases with age. We may not be able to maintain our existing drilling units to compete effectively in the market, and our financial resources may not be sufficient to enable us to make expenditures necessary for these purposes or to acquire or build replacement drilling units.
We may have difficulty managing our planned growth properly.
We intend to continue to grow our fleet. Our future growth will primarily depend on our ability to:
●	locate and acquire suitable drilling units;
●	identify and consummate acquisitions or joint ventures;
●	enhance our customer base;
●	locate and retain suitable personnel for our fleet;
●	manage our expansion; and
●	obtain required financing on acceptable terms.

Growing any business by acquisition presents numerous risks, such as undisclosed liabilities and obligations, the possibility that indemnification agreements will be unenforceable or insufficient to cover potential losses and difficulties associated with imposing common standards, controls, procedures and policies, obtaining additional qualified personnel, managing relationships with customers and integrating newly acquired assets and operations into existing infrastructure. We may experience operational challenges as we begin operating our new drilling units which may result in low earnings efficiency and/or reduced dayrates compared to maximum dayrates. We may be unable to successfully execute our growth plans or we may incur significant expenses and losses in connection with our future growth which would have an adverse impact on our financial condition and results of operations.
The market value of our current drilling units, and any drilling units we may acquire in the future, including our seventh generation drilling units under construction upon their delivery to us, may decrease, which could cause us to incur losses if we decide to sell them following a decline in their values or accounting charges that may affect our ability to comply with certain covenants in the New Credit Agreement.
If the offshore contract drilling industry suffers further adverse developments in the future, the fair market value of our drilling units may further decline. The fair market value of the drilling units we currently own or may acquire in the future may increase or decrease depending on a number of factors, including:
●	prevailing level of drilling services contract dayrates;
●	general economic and market conditions affecting the offshore contract drilling industry, including competition from other offshore contract drilling companies;
●	types, sizes and ages of drilling units;
●	supply and demand for drilling units;
●	costs of newbuildings;
●	governmental or other regulations; and
●	technological advances.
In the future, if the market values of our drilling units deteriorate significantly, we may be required to record an impairment charge in our financial statements, which could adversely affect our results of operations. If we sell any drilling unit when drilling unit prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the drilling unit's carrying amount on our financial statements, resulting in a loss. Such a loss could materially and adversely affect our business prospects, financial condition, liquidity, and results of operations. For example, as a result of the impairment review for the year ended December 31, 2016, it was determined that the carrying amount of eight of our drilling units was not recoverable and, therefore, an impairment loss of $3,658.8 million was recognized, the impairment of the total advances and related costs provided to the yard, amounting to $92.4 million for the Ocean Rig Amorgos, and impairment of $25.2 million relating to the cashflow hedges for interest capitalized on vessels impaired included in "Impairment loss" in the consolidated statement of operations contained in our consolidated financial statements and related notes incorporated by reference in this prospectus. The amount of any further impairment could be significant and could have a material adverse effect on our reported financial results for the period in which the charge is taken.

Because we generate most of our revenues in U.S. Dollars, but incur a significant portion of our employee salary and administrative and other expenses in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations.
Our principal currency for our operations and financing is the U.S. Dollar. A substantial portion of the operating dayrates for the drilling units, our principal source of revenues, are quoted and received in U.S. Dollars; however, a portion of our revenue under our contracts is receivable in Brazilian Real and Angolan Kwanza. The principal currency for operating expenses is also the U.S. Dollar; however, a significant portion of employee salaries and administration expenses, as well as parts of the consumables and repair and maintenance expenses for the drilling units, may be paid in Norwegian Kroner (NOK), Great British Pounds (GBP), Canadian dollars (CAD), Euros (EUR) or other currencies depending in part on the location of our drilling operations. For the year ended December 31, 2016, approximately 57% of our expenses were incurred in currencies other than the U.S. Dollars. This exposure to foreign currency could lead to fluctuations in net income and net revenue due to changes in the value of the U.S. Dollar relative to the other currencies. Revenues paid in foreign currencies against which the U.S. Dollar rises in value can decrease, resulting in lower U.S. Dollar denominated revenues. Expenses incurred in foreign currencies against which the U.S. Dollar falls in value can increase, resulting in higher U.S. Dollar denominated expenses. We have in the past and may in the future employ derivative instruments in order to economically hedge our currency exposure; however, we may not be successful in hedging our future currency exposure and our U.S. Dollar denominated results of operations could be materially and adversely affected upon exchange rate fluctuations determined by events outside of our control.
We are dependent upon key management personnel.
Our operations depend to a significant extent upon the abilities and efforts of our key management personnel. The loss of our key management personnel's service to us could adversely affect our efforts to obtain employment for our drilling units and discussions with our lenders and, therefore, could adversely affect our business prospects, financial condition and results of operations. We do not currently, nor do we intend to, maintain "key man" life insurance on any of our personnel.
Failure to attract or retain key personnel, labor disruptions or an increase in labor costs could adversely affect our operations.
We require highly skilled personnel to operate and provide technical services and support for our business in the offshore drilling sector worldwide. As of December 31, 2016, we employed 1,367 employees, the majority of whom are full-time crew employed on our drilling units. Under certain of our employment contracts, we are required to have a minimum number of local crew members on our drilling units. We will need to recruit additional qualified personnel as we take delivery on our newbuilding drilling units. Competition for the labor required for drilling operations has intensified as the number of drilling units activated, added to worldwide fleets or under construction has increased, leading to shortages of qualified personnel in the industry and creating upward pressure on wages and higher turnover. If turnover increases, we could see a reduction in the experience level of our personnel, which could lead to higher downtime, more operating incidents and personal injury and other claims, which in turn could decrease revenues and increase costs. In response to these labor market conditions, we are increasing efforts in our recruitment, training, development and retention programs as required to meet our anticipated personnel needs. If these labor trends continue, we may experience further increases in costs or limits on our offshore drilling operations.
Currently, our employees in Brazil and Norway are covered by collective bargaining agreements. In the future, some of our employees or contracted labor may be covered by collective bargaining agreements in certain jurisdictions. As part of the legal obligations in some of these agreements, we may be required to contribute certain amounts to retirement funds and pension plans and have restricted ability to dismiss employees. In addition, many of these represented individuals could be working under agreements that are subject to salary negotiation. These negotiations could result in higher personnel costs, other increased costs or increased operating restrictions that could adversely affect our financial performance. Labor disruptions could hinder our operations from being carried out normally and if not resolved in a timely cost-effective manner, could have a material impact our business. If we choose to cease operations in one of those countries or if market conditions reduce the demand for our drilling services in such a country, we would incur costs, which may be material, associated with workforce reductions.

Our operating and maintenance costs with respect to our offshore drilling units will not necessarily fluctuate in proportion to changes in operating revenues, which may have a material adverse effect on our results of operations, financial condition and cash flows.
Operating revenues may fluctuate as a function of changes in supply of offshore drilling units and demand for contract drilling services, which, in turn, affect dayrates and the utilization and performance of our drilling units. However, costs for operating drilling units are generally fixed regardless of the dayrate being earned. Therefore, our operating and maintenance costs with respect to our offshore drilling units will not necessarily fluctuate in proportion to changes in operating revenues. In addition, should our drilling units incur idle time between contracts, we typically will not de-man those drilling units but rather use the crew to prepare the units for its next contract. During times of reduced activity, reductions in costs may not be immediate, as portions of the crew may be required to prepare drilling units for stacking, after which time the crew members are assigned to active drilling units or dismissed. In addition, as our drilling units are mobilized from one geographic location to another, labor and other operating and maintenance costs can vary significantly. In general, labor costs increase primarily due to higher salary levels and inflation. Equipment maintenance expenses fluctuate depending upon the type of activity the unit is performing and the age and condition of the equipment. Contract preparation expenses vary based on the scope and length of contract preparation required and the duration of the firm contractual period over which such expenditures are incurred. If we experience increased operating costs without a corresponding increase in earnings, this may have a material adverse effect on our results of operations, financial condition and cash flows.
In the event that Samsung does not perform under its agreements with us and we are unable to enforce certain refund guarantees, we may lose all or part of our investment, which would have a material adverse effect on our results of operations, financial condition and cash flows. Similarly failure by us to honor our commitments under these shipbuilding contracts would result in events of default under those contracts and affect our results of operations, financial condition and cash flows.
As of June 30, 2017, we had paid an aggregate of $542.9 million to Samsung in connection with three of our seventh generation drilling units (the Ocean Rig Santorini, the Ocean Rig Crete and the Ocean Rig Amorgos). On August 11, 2016, we entered into agreements with Samsung to delay the delivery of the Ocean Rig Santorini and the Ocean Rig Crete to June 2018 and January 2019, respectively, and to postpone certain installment payments, in exchange for the increase in total construction costs to $694.8 million and $709.6 million, respectively. With respect to the Ocean Rig Amorgos, we agreed with Samsung to suspend its construction with an option, subject to our option, to bring it back into force within a period of 18 months after the date of the addendum. The estimated remaining total construction payments for our two drilling units under construction amounted to approximately $0.9 billion in aggregate as of June 30, 2017.
In the event Samsung does not perform under its agreements with us and we are unable to enforce certain refund guarantees with third party bankers due to an outbreak of war, bankruptcy or otherwise, we may lose all or part of our investment, which would have a material adverse effect on our results of operations, financial condition and cash flows. Similarly failure by us to honor our commitments under these shipbuilding contracts would result in events of default and would require us to pay certain default payments plus interest, including charges and expenses incurred by the shipyard as a direct consequence of the default. Upon default, the shipyard would be entitled to retain installments already paid by us, the cost of supplies already delivered to the shipyard and other claims for damages.  As such, events of default under the shipbuilding contracts for our newbuildings would adversely affect our results of operations, financial condition and cash flows.
Historically we have entered into, and in the future may enter into, derivative contracts that may not effectively hedge our exposure to fluctuations in interest rates.

In the past, we have entered into certain hedging transactions, such as interest rate swap agreements, to mitigate our exposure to adverse fluctuations in interest rates, and we may do so again in the future. As of June 30, 2017, we had no interest rate swap and cap and floor agreements. The New Credit Agreement bears interest at a fixed rate. However, we may incur indebtedness in the future with variable interest rates. If variable rate indebtedness is incurred, and we do not hedge our exposure to interest rate fluctuations under such financing arrangements, an increase in market interest rates would increase the cost of servicing such indebtedness and could materially reduce our profitability and cash flows. Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial conditions or results of operations.

A cyber-attack could materially disrupt our business.
We rely on information technology systems and networks in our operations and administration of our business. Our business operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to unauthorized release of information or alteration of information in our systems. Any such attack or other breach of our information technology systems could have a material adverse effect on our business and results of operations.
Recent action by the IMO's Maritime Safety Committee and U.S. agencies indicate that cyber-security regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cyber-security threats.  This might cause companies to cultivate additional procedures for monitoring cyber-security, which could require additional expenses and/or capital expenditures. However, the impact of such regulations is hard to predict at this time.
A change in tax laws, treaties or regulations, or their interpretation, of any country in which we operate could result in a higher tax rate on our worldwide earnings, which could result in a significant negative impact on our earnings and cash flows from operations.
We conduct our worldwide drilling operations through various subsidiaries. Tax laws and regulations are highly complex and subject to interpretation. Consequently, we are subject to changing tax laws, treaties and regulations in and between countries in which we operate. Our income tax expense is based upon our interpretation of tax laws in effect in various countries at the time that the expense was incurred. A change in these tax laws, treaties or regulations, or in the interpretation thereof, or in the valuation of our deferred tax assets, could result in a materially higher tax expense or a higher effective tax rate on our worldwide earnings, and such change could be significant to our financial results. If any tax authority successfully challenges our operational structure, inter-company pricing policies or the taxable presence of our operating subsidiaries in certain countries; or if the terms of certain income tax treaties are interpreted in a manner that is adverse to our structure; or if we lose a material tax dispute in any country, particularly in the United States, Canada, the U.K., Brazil, Angola, Cyprus, Ghana, Netherlands, Ivory Coast, Tanzania, Falkland Islands, Ireland, Congo, Senegal, Equatorial Guinea or Norway, our effective tax rate on our worldwide earnings could increase substantially and our earnings and cash flows from our operations could be materially adversely affected.
Our subsidiaries are subject to taxation in the jurisdictions in which their offshore drilling activities are conducted. Such taxation results in decreased earnings available to our shareholders.
United States tax authorities may treat us as a "passive foreign investment company" for United States federal income tax purposes, which may have adverse tax consequences to U.S. shareholders.
A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income". For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

We do not believe that we are currently a PFIC, although we may have been a PFIC for certain prior taxable years. Based on our current operations and future projections, we do not believe that we have been, are, or will be a PFIC with respect to any taxable year beginning with the 2009 taxable year.
However, no assurance can be given that the U.S. Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we or one of our subsidiaries is a PFIC.  Moreover, no assurance can be given that we or one of our subsidiaries would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of its operations.
If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders will face adverse U.S. tax consequences.  Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders, as discussed below under "Taxation—U.S. Federal Income Tax Considerations"), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of the common shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of the common shares. In the event that our shareholders face adverse U.S. tax consequences as a result of investing in our common shares, this could adversely affect our ability to raise additional capital through the equity markets.  See "Taxation—U.S. Federal Income Tax Considerations" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.
We are, and may in the future be, subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.
We are, and may in the future be, from time to time, involved in various litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, asbestos and other toxic tort claims, employment matters, governmental claims for taxes or duties, and other litigation that arises in the ordinary course of our business or relating to the Restructuring. In addition, companies that have experienced volatility in the market price of their securities have in the past been subject to securities class action litigation. On August 31, 2017, a lawsuit was filed in the High Court of the Republic of the Marshall Islands (Civil Action No. 2017-198) by certain of our creditors against, among others, two of our subsidiaries, two of our executive officers, our manager TMS Offshore Services Ltd. and other parties. The complaint alleges nine causes of action, including claims for avoidance and recovery of actual and/or constructive fraudulent conveyances under common law or 6 Del. Code §§ 1304(A)(1), 1305, 1307, and 1308; aiding and abetting fraudulent conveyances; and declaratory judgment under 30 MIRC § 202.  We will respond to the complaint by the appropriate deadline to be set in the future. We and our management believe that the complaint is without merit and plan to vigorously defend ourselves against the allegations. We may be the target of this type of litigation in the future, which could result in substantial costs and divert our management's attention. We cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on us. Insurance may not be applicable or sufficient in all cases, insurers may not remain solvent and policies may not be located.
Investor confidence may be adversely impacted if we are unable to comply with Section 404 of the Sarbanes-Oxley Act of 2002.
We have implemented procedures in order to meet the evaluation requirements of Rules 13a-15(c) and 15d-15(c) under the Securities Exchange Act of 1934, or the Exchange Act, for the assessment under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404. Section 404 requires us to include in our annual reports on Form 20-F (i) our management's report on, and assessment of, the effectiveness of our internal controls over financial reporting and (ii) our independent registered public accounting firm's attestation to and report on the effectiveness of our internal controls over financial reporting in our annual report. If we fail to maintain the adequacy of our internal controls over financial reporting, we will not be in compliance with all of the requirements imposed by Section 404. Any failure to comply with Section 404 could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which ultimately could harm our business.

We are domiciled in the Cayman Islands and most of our subsidiaries are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law, and as a result, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States.
Our corporate affairs are governed by our amended and restated memorandum and articles of association and, upon adoption at the EGM scheduled to be held on November 3, 2017, our Second Amended and Restated Memorandum and Articles of Association (as may be amended from time to time), the Companies Law (2016 Revision) of the Cayman Islands (as may be amended from time to time), and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. It should be noted that because the Cayman Islands law has no legislation specifically dedicated to the rights of investors in securities, and thus no statutorily defined private causes of action to investors in securities such as those found under the Securities Act or the Exchange Act in the United States, it provides significantly less statutory protection to investors.
The corporate affairs of many of our subsidiaries are governed by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholders' rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.
It may not be possible for investors to enforce U.S. judgments against us.
All but four of our subsidiaries are incorporated in jurisdictions outside the United States and a substantial portion of our assets and those of our subsidiaries are located outside the United States. In addition, as of October 9, 2017, all of our directors and officers reside outside the United States and a substantial portion of the assets of our directors and officers are located outside the United States. As a result, it may be difficult or impossible for U.S. investors to serve process within the United States upon us, our subsidiaries or our directors and officers or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our assets or the assets of our subsidiaries and directors and officers are located (i) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries and directors and officers based upon the civil liability provisions of applicable U.S. federal and state securities laws or (ii) would enforce, in original actions, liabilities against us or our subsidiaries and directors and officers based on those laws.  There is no statutory recognition in the Cayman Islands of judgments obtained in the U.S., although the courts of the Cayman Islands will generally recognize and enforce a monetary judgment of a foreign court of a competent jurisdiction without retrial on the merits, which: (a)  is final; (b)  is not in respect of taxes, a fine or a penalty; (c) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.
We depend on officers and directors who are associated with affiliated companies which may create conflicts of interest.
Our officers and directors have fiduciary duties to manage our business in a manner which is in the best interests of us and our shareholders. Conflicts of interest exist and may arise between our directors, officers, affiliates and certain significant shareholders (including affiliates of the Lender Directors), on the one hand, and us and our public shareholders, on the other hand.

For example, as part of the Restructuring, Ocean Rig UDW and each of its vessel-owning subsidiaries entered into the Management Services Agreement on September 22, 2017, with TMS, a company affiliated with our Chairman of the Board and Chief Executive Officer, Mr. George Economou, pursuant to which TMS provides certain management services related to our drilling units, including but not limited to commercial, financing, legal and insurance services. The Management Services Agreement replaced the management services agreement we and our subsidiaries entered into with TMS on March 31, 2016. In addition, the Scheme Companies entered into a new management equity plan with TMS pursuant to the Management Services Agreement, under which we issued 8,524,793 common shares on September 22, 2017, to Prime Cap, subject to vesting over four years, equivalent to 9.31% of the post-Restructuring equity of the Company. Conflicts may arise as a result of the duties of TMS to act for the benefit of its owners, which may conflict with our interests and the interests of our public shareholders. If any of these conflicts of interest are not resolved in our favor, this could have a material adverse effect on our business.
Whenever a conflict arises between us, on the one hand, and any affiliated entities, on the other hand, the board of directors will resolve that conflict. Unless the resolution of a conflict is specifically provided for in the Second Amended and Restated Memorandum and Articles of Association, the board of directors may consider any factors they determine in good faith to consider when resolving a conflict and, prior to the Termination Date, the approval of the Lender Directors is required for the resolution of any such conflict. Consequently, the conflicts of interest discussed above may not be resolved in a manner satisfactory to some or all of our shareholders.
We are a "foreign private issuer", which could make our common shares less attractive to some investors or otherwise harm our stock price.
We are a "foreign private issuer," as such term is defined in Rule 405 under the Securities Act.  As a "foreign private issuer" the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the Exchange Act. We are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence. In addition, our officers and directors are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchase and sales of our securities. Our exemption from the rules of Section 16 of the Exchange Act regarding sales of ordinary shares by insiders means that you will have less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act. Moreover, we are exempt from the proxy rules, and proxy statements that we distribute will not be subject to review by the SEC. Accordingly there may be less publicly available information concerning us than there is for other U.S. public companies.  These factors could make our common shares less attractive to some investors or otherwise harm our stock price.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Certain statements in this prospectus and the documents we incorporate by reference in this prospectus constitute forward-looking statements which reflect our current views and assumptions with respect to future events and financial performance and are subject to risks and uncertainties. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical or present facts or conditions. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements.
The forward-looking statements in this prospectus and the documents incorporated by reference herein are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish the expectations, beliefs or projections described in such forward-looking statements.
In addition to these important factors and matters discussed elsewhere in this prospectus and the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include factors related to:
•	our ability to operate our business following our Restructuring;
•
the offshore drilling market, including supply and demand, utilization rates, dayrates, customer drilling programs, commodity prices, effects of new drilling units on the market and effects of declines in commodity prices and downturns in the global economy;

•
hazards inherent in the offshore drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations;

•
customer contracts, including contract backlog, contract commencements, contract terminations, contract option exercises, contract revenues, contract awards and drilling unit mobilizations, performance provisions, newbuildings, upgrades, shipyard and other capital projects, including completion, delivery and commencement of operations dates, expected downtime and lost revenue;

•
political and other uncertainties, including political unrest, risks of terrorist acts, war and civil disturbances, piracy, significant governmental influence over many aspects of local economies, seizure, nationalization or expropriation of property or equipment;

•	repudiation, nullification, termination, modification or renegotiation of contracts;
•	limitations on insurance coverage, such as war risk coverage, in certain areas;
•	foreign and U.S. monetary policy and foreign currency fluctuations and devaluations;
•	the inability to repatriate income or capital;
•	complications associated with repairing and replacing equipment in remote locations;
•	import-export quotas, wage and price controls or imposition of trade barriers;
•	regulatory or financial requirements to comply with foreign bureaucratic actions, including potential limitations on drilling activity;

•	changing taxation policies and other forms of government regulation and economic conditions that are beyond our control;
•	the level of expected capital expenditures and the timing and cost of completion of capital projects;
•
our ability to successfully employ both our existing and newbuilding drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow for our obligations;

•	our new capital structure;
•	borrowing availability under our debt agreements and compliance with the covenants contained therein;
•	our ability to generate sufficient cash flow to service our existing debt and the incurrence of substantial indebtedness in the future;
•
factors affecting our results of operations and cash flow from operations, including revenues and expenses, uses of excess cash, including debt retirement, dividends, timing and proceeds of asset sales, tax matters, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues, legal and regulatory matters, including results and effects of legal proceedings, customs and environmental matters, insurance matters, debt levels, including impacts of the financial and credit crisis;

•	the effects of accounting changes and adoption of accounting policies;
•	recruitment and retention of personnel; and
•	other factors described under the heading "Risk Factors" and other risk factors described in the documents incorporated by reference in this prospectus.
We caution investors not to place undue reliance on these forward-looking statements, which speak only as of their dates.
All forward-looking statements made in this prospectus and the documents incorporated by reference herein are qualified by these cautionary statements. We expressly disclaim any obligation to update or revise any forward-looking statements to reflect changes in assumptions, the occurrence of unanticipated events, changes in future operating results over time or otherwise.

USE OF PROCEEDS
We will not receive any proceeds from the sale of the common shares by the selling shareholders.
The selling shareholders will receive all of the net proceeds from the sale of any common shares offered by them under this prospectus. See "Principal and Selling Shareholders." The selling shareholders will pay any underwriting discounts and commissions and expenses incurred by the selling shareholders for brokerage, accounting, tax, legal services or any other expenses incurred by the selling shareholders in disposing of these common shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the common shares covered by this prospectus in accordance with the Governance Agreements entered into with the selling shareholders in connection with the Restructuring. See "Description of Share Capital—Governance Agreements."

PRICE RANGE OF OUR COMMON SHARES
Since October 6, 2011, the primary trading market for our common shares has been the NASDAQ Global Select Market, on which our shares are listed under the symbol "ORIG." On September 19, 2011 our common shares began "when issued" trading and on October 6, 2011 commenced "regular way" trading on the NASDAQ Global Select Market. The secondary trading market for our common shares is the Norwegian OTC Market, on which our common shares have been trading since the pricing of the private offering on December 15, 2010.
The table below sets forth the high and low closing prices of our common shares for each of the periods indicated, as reported by the NASDAQ Global Select Market and the Norwegian OTC Market. The quoted prices from the Norwegian OTC Market reflect intermittent transactions that were privately negotiated. Accordingly, the quoted prices are not necessarily indicative of the share prices that would have been obtained had there been a more active market for our common shares. The trading prices for our common shares on the Norwegian OTC Market are quoted in Norwegian kroner.
Effective September 21, 2017, we conducted a one-for-9,200 reverse stock split of our common shares. The high and low sale prices for our common shares presented in the following table give effect to the reverse stock split.
	Low (NASDAQ)	High (NASDAQ)	Low(1) (OTC)	High(1) (OTC)
December 31, 2012	$108,100.00	167,164.00	73.00	102.00
December 31, 2013	126,592.00	191,636.00	89.03	124.00
December 31, 2014	78,200.00	182,804.00	124.00	124.00
December 31, 2015	12,788.00	86,664.00	(2)	(2)
December 31, 2016	6,440.00	28,244.00	(2)	(2)

For the Quarter Ended
December 31, 2015	12,788.00	24,104.00	(2)	(2)
March 31, 2016	6,532.00	15,548.00	(2)	(2)
June 30, 2016	6,992.00	28,244.00	(2)	(2)
September 30, 2016	6,440.00	25,392.00	(2)	(2)
December 31, 2016	7,544.00	24,472.00	(2)	(2)
March 31, 2017	2,116.00	17,020.00	(2)	(2)
June 30, 2017	1,472.00	2,668.00	(2)	(2)
September 30, 2017	23.77	2,208.00	(2)	(2)

For the Month Ended
April 2017	1,748.00	2,668.00	(2)	(2)
May 2017	1,840.00	2,392.00	(2)	(2)
June 2017	1,472.00	1,840.00	(2)	(2)
July 2017	1,104.00	2,024.00	(2)	(2)
August 2017	1,288.00	2,208.00	(2)	(2)
September 2017	23.77	1,656.00	(2)	(2)
October 2017 (through and including October 9, 2017)	22.02	25.18	(2)	(2)

(1)	As reported in Norwegian Kroner. As of October 9, 2017, the U.S. Dollar/Norwegian Kroner exchange rate was $1.00/NOK 7.97.
(2)	There were no trades during this period.

CAPITALIZATION
The following table sets forth our cash position and consolidated capitalization as of June 30, 2017, on:
•	an actual basis (before giving effect to the reverse stock split); and
•
a pro forma basis, after giving effect to (i) the 1-for-9,200 reverse stock split effected on September 21, 2017, (ii) the Restructuring and (iii) the adoption of the Second Amended and Restated Memorandum and Articles of Association at the EGM scheduled to be held on November 3, 2017.

You should read the information below in connection with the consolidated financial statements and unaudited pro forma consolidated financial information and the related notes thereto incorporated by reference in this prospectus.
(Expressed in thousands of U.S. Dollars)
		As of June 30, 2017
		(unaudited)
	Actual	Pro Forma

Cash and cash equivalents	$941,623	$615,823
Restricted cash	36,758	36,758
Total cash and cash equivalents	978,381	652,581

Long-term debt, net of deferred financing fees	159,825	159,825
Long-term debt subject to compromise, net of deferred financing fees[1]	3,640,699	-
New Credit Agreement	-	450,000
Total debt, net of deferred financing fees	3,800,524	609,825

Total stockholders' equity:
Preferred shares, $0.01 par value; 500,000,000 shares authorized, nil issued and outstanding at June 30, 2017, actual; 100,000,000 shares authorized, nil issued and outstanding at June 30, 2017, pro forma

Common shares, $0.01 par value, 1,000,000,000,000 shares authorized, 160,888,606 shares issued, actual; 1,000,000,000,000 shares authorized, at June 30, 2017, actual; 1,800,000,000 shares authorized, 91,555,982 issued at June 30, 2017, pro forma[2]	1,609	916
Treasury shares, 78,301,755 shares at $0.01 par value, at June 30, 2017, actual; nil shares authorized and issued at June 30, 2017, pro forma[3]	(783)	-
Additional paid-in capital	3,524,582	5,355,625
Accumulated other comprehensive income	3,346	3,346
Accumulated deficit	(3,368,657)	(2,217,378)
Total stockholders' equity	160,097	3,142,509
Total capitalization	$3,960,621	$3,752,334

1 Consists of amounts borrowed under the $1.3 billion Senior Secured Term Loan B Facility, $1.9 billion Secured Term Loan B Facility, the 7.25% Senior Unsecured Notes due 2019 and the 6.50% Senior Secured Notes due 2017. For more information on the principal balances under our long-term debt as of June 30, 2017, see note 9 to our consolidated financial statements, which are incorporated by reference herein.
2 The number of common shares authorized, pro forma consists of one billion five hundred million (1,500,000,000) Class A common shares of a par value of $0.01 each, and three hundred million (300,000,000) Class B common shares of a par value of $0.01 each. The number of common shares issued, pro forma gives effect to (i) the reverse stock split effective as of September 21, 2017, which reduced the number of common shares issued and outstanding, actual from 82,586,851 shares to approximately 8,975 shares and (ii) the issuance on September 22, 2017, of an aggregate of 90,651,603 common shares, of which 82,126,810 common shares were issued to Scheme Creditors or their nominees and an additional 8,524,793 common shares were issued to Prime Cap pursuant to the Management Services Agreement. At the EGM, shareholders will vote on proposals to (i) adopt the Second Amended and Restated Memorandum and Articles of Association of the Company, (ii) reduce the authorized share capital of the Company and (iii) re-designate issued and unissued authorized common shares as Class A common shares and Class B common shares of the Company, to reduce the number of unissued authorized preferred shares of the Company and to cancel the remaining unissued authorized common shares. An additional 895,404 Class B common shares will be issued to certain Scheme Creditors or their nominees following the adoption of the Second Amended and Restated Memorandum and Articles of Association at the EGM.
3 Effective as of September 21, 2017, the 22,222,222 common shares, actual held by the Company in treasury and the 56,079,533 common shares, actual held by our wholly owned subsidiary, Ocean Rig Investments Inc., and treated as treasury shares were cancelled and retired.

DIVIDEND POLICY
Our long-term objective is to pay a regular dividend in support of our main objective to maximize shareholder returns. We had paid a quarterly cash dividend of $1,748 per common share commencing with the conclusion of first quarter of 2014 until the board of directors, citing market conditions, suspended the quarterly dividend following the dividend paid with respect to the quarter ended March 31, 2015. During the year ended December 31, 2016 and through and including the date hereof, no dividends were paid. During the year ended December 31, 2015, we paid dividends of $50.3 million out of which $29.8 million were paid to DryShips Inc. ("DryShips") by virtue of its then-shareholding of our common shares.
Because we are a holding company with no material assets other than the shares of our subsidiaries through which we conduct our operations, our ability to pay dividends will depend on our subsidiaries distributing their earnings and cash flow to us.
Any future dividends declared will be at the discretion of our board of directors, which approval must include at least two Lender Directors, and will depend upon our financial condition, earnings and other factors, including the covenants contained in the New Credit Agreement, and is further subject to restrictions contained in our New Credit Agreement and future debt agreements. Our ability to pay dividends is also subject to Cayman Islands law. Dividends may be paid out of profits. "Profits" is not defined under the Companies Law (2016 Revision) of the Cayman Islands, but may include income and realised and unrealised gains. The share premium account may be used to fund a bonus issue and a cash dividend, subject to our being able to pay our debts as they fall due in the ordinary course of business immediately following the date of the dividend and if our articles of association so permit.
Under the Second Amended and Restated Memorandum and Articles of Association, our common shareholders will be entitled to receive, to the extent permitted by law, and to share equally and ratably, share for share, such dividends as may be declared from time to time by the board of directors, whether payable in cash, property, securities or otherwise.
We believe that, under current U.S. law, any future dividend payments from our then current and accumulated earnings and profits, as determined under U.S. federal income tax principles, would constitute "qualified dividend income" and, as a consequence, non-corporate U.S. shareholders would generally be subject to the same preferential U.S. federal income tax rates applicable to long-term capital gains with respect to such dividend payments. Distributions in excess of our earnings and profits, as so calculated, will be treated first as a non-taxable return of capital to the extent of a U.S. stockholder's tax basis in its shares of common stock on a dollar-for-dollar basis and thereafter as capital gain. See "Taxation" for additional information relating to the tax treatment of our dividend payments.

MANAGEMENT
Directors and Senior Management
Set forth below are the names, ages and positions of our directors, executive officers and principal officers. Members of our board of directors are elected annually on a staggered basis. Each director elected holds office for a three-year term and until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. Officers are appointed from time to time by our board of directors and hold office until a successor is appointed.  Upon the approval of our Second Amended and Restated Memorandum and Articles of Association, which we expect to be approved at our extraordinary general meeting to be held on November 3, 2017, we expect to change the composition of our board of directors as set forth below.
Directors and executive officers of Ocean Rig UDW Inc.
Name	Age	Position
George Economou	64	Chairman of the Board, Chief Executive Officer and Class A Director
Chrysoula Kandylidis	63	Class C Director
Michael Pearson	40	Class A Director
Vassilis Karamitsanis	41	Class B Director
Anthony Kandylidis	40	President and Chief Financial Officer
Dimitris Koukoulas	58	Executive Vice President
George Kokkodis	55	Class C Director
John Liveris	65	Class B Director
Iraklis Sbarounis	32	Vice President Business Development and Secretary

The business address of each of our directors and executive officers is c/o Ocean Rig Cayman Management Services SEZC Limited, P.O. Box 309, Ugland House, South Church Street George Town, Grand Cayman, KYI -1104 Cayman Islands.
George Economou was appointed as our Chief Executive Officer on September 2, 2010, and Chairman and director in December 2010. Mr. Economou has over 30 years of experience in the maritime industry. He has served as Chairman and Chief Executive Officer of DryShips Inc. since January 2005, and President until 2016. He successfully took DryShips public in February 2005, on NASDAQ under the trading symbol "DRYS". Mr. Economou has overseen the growth of DryShips into one of the largest US-listed dry bulk companies in fleet size and revenue and one of the largest Panamax owners in the world. Mr. Economou has also served as a director of Danaos Corporation. Mr. Economou began his career in 1976 when he commenced working as a Superintendent Engineer in Thenamaris Ship Management in Greece. From 1981-1986 he held the position of General Manager of Oceania Maritime Agency in New York. Between 1986 and 1991 he invested and participated in the formation of numerous individual shipping companies. Mr. Economou is a member of ABS Council, Intertanko Hellenic Shipping Forum, and Lloyds Register Hellenic Advisory Committee. Mr. Economou is a graduate of the Massachusetts Institute of Technology and holds both a Bachelor of Science and a Master of Science degree in Naval Architecture and Marine Engineering and a Master of Science in Shipping and Shipbuilding Management.
Chryssoula Kandylidis was appointed to our board of directors on December 3, 2015. Ms. Kandylidis has also served as an advisor to the Minister of Transport and Communications in Greece for matters concerning people with special abilities from 2004 to 2009 on a voluntary basis. Ms. Kandylidis graduated from Pierce College in Athens, Greece and from the Institut Francais d' Athenes. She also holds a degree in Economics from the University of Geneva. Ms. Kandylidis has served in the board of Directors of DryShips Inc. from 2008 until 2015. Ms. Kandylidis is the sister of George Economou, our Chief Executive Officer.
Michael Pearson was appointed to our board of directors on February 3, 2017. Mr. Pearson is based in the Cayman Islands. He is a chartered accountant and insolvency practitioner by background having commenced his career at Arthur Andersen. He moved to the Cayman Islands in 2008 where he currently acts as an independent director to a number of listed and private entities and investment funds undertaking financial and operational turn arounds and wind downs. The Company's board of directors has determined that Mr. Pearson is considered to be an independent director, under the NASDAQ rules.
Vassilis Karamitsanis was appointed to our board of directors on December 3, 2015. Vassilis Karamitsanis is an attorney and head of BKK Karamitsanis Law Office. From 2009 to 2015 has been a member of the board of directors of DryShips Inc. From 2012 to 2014 he acted as counsel to the Greek Minister of Development. From 2007 to 2009, Mr. Karamitsanis was the head of the legal department at Karouzos Construction & Development Group. Mr. Karamitsanis has also previously served as a legal advisor to Dimand Real Estate Development and LPSA Consultants S.A. and has served as a special advisor to the Hellenic Ministry of Health & Welfare. He is a member of the Athens Bar Association and practices real estate, corporate, domestic and international contracting, telecommunications, and energy law. Mr. Karamitsanis graduated from Athens College Lyceum and received his law degree from Aristotle University of Thessaloniki. He also holds a postgraduate degree in Economic Analysis of Law from Erasmus University of Rotterdam and a postgraduate degree in Economic Analysis of Institutions from University Aix-Marseille III, Aix-en-Provence.
Anthony Kandylidis has served as our Executive Vice President since June 2012. On May 17, 2016, Mr. Kandylidis was appointed as our President. On December 16, 2016 Mr. Kandylidis was appointed as our Chief Financial Officer. Mr. Kandylidis started his career at OMI Corporation's commercial department. During his tenure at OMI Corporation, he gained significant experience in the tanker vessel business and held various positions with responsibilities spanning Sale and Purchase, Time Charters, FFA Trading, and Corporate Finance and Strategic Planning. In the spring of 2006, Mr. Kandylidis returned to Greece where he provided consultancy services to companies affiliated with Mr. George Economou. In September of 2006, Mr. Kandylidis founded OceanFreight Inc. and he took OceanFreight Inc. public in April of 2007. In 2011 OceanFreight Inc. was absorbed by DryShips through a merger. Mr. Kandylidis graduated magna cum laude from Brown University and continued his studies at the Massachusetts Institute of Technology where he graduated with a Master's degree of Science in Ocean Systems Management. Mr. Kandylidis is also the President and Chief Financial Officer of DryShips.
Dimitris Koukoulas was appointed as Executive Vice President of the Company on December 16, 2016. Prior to joining the Company, Mr. Koukoulas served in various positions with ship management entities controlled by Mr. George Economou since 2005, prior to which he was the Technical Manager of Oceanbulk Maritime SA. Mr. Koukoulas has over 30 years of experience in the shipping industry and shipbuilding projects, 25 years of which has been in managerial positions in the technical management field of bulk carriers, general cargo ships, containers, multi-purpose ships and offshore support vessels, including six years of experience in the marine repairs field in Houston, Texas. Mr. Koukoulas holds a BSc degree in Mechanical Engineering from the University of Toledo, Ohio. He is a member of the ASME and the Hellenic Technical Committees of Bureau Veritas, Class NK, CCS, DNV GL, KRS and Lloyd's Register.
George Kokkodis has served as a director of the Company since September 2015. Prior to serving as a director and from 2009 to January 2015, Mr. Kokkodis was an Independent Business Introducer and Independent Client Advisor of financial investments at BNP Paribas (Suisse) SA, where he was a Senior Private Banker from 2003 to 2009 and the Head of the Greek Private Banking Desk at BNP Paribas London from 1999 to 2003. From 1998 to 1999, Mr. Kokkodis was Vice President of Private Banking at Merrill Lynch International Bank, London UK and, from 1996 to 1998 held the same position at Merrill Lynch Bank Suisse S.A. Prior to that, he was Vice President of Private Banking at Bankers Trust International PLC, London UK from 1993 to 1996. Mr. Kokkodis holds a Bachelor of Science in Aeronautical Engineering from the Imperial College of Science and Technology and a Master of Science in Aeronautical Engineering from the University of Glasgow. Mr. Kokkodis was a member of the board of directors of MIG Real Estate from April 2011 to September 2015.
John Liveris has served as a director of the Company since February 2014 and as an international consultant in the energy and technology industries. During the years 2007 to 2011, Professor Liveris served as Chairman of the board of directors of OceanFreight Inc. Prior to his current activities and until 1999, Professor Liveris was the Group Senior Advisor at Intracom, the leading Greek telecommunications and electronics manufacturer. Professor Liveris studied mechanical engineering at Tufts University in Boston, Massachussetts and did his graduate and doctoral studies in engineering management at the George Washington University in Washington, DC. There he taught from 1979 to 1996, attaining Professorial rank.
Iraklis Sbarounis was appointed as Vice President Business Development of the Company on December 16, 2016 and Secretary of the Company on February 3, 2017. Prior to that he held the position of Business Development Director. Prior to joining the Company, he held various positions with shipping entities controlled by Mr. George Economou, dealing with commercial, investment, and corporate finance matters, on the shipping and offshore sectors. He started his career in investment banking with BNP Paribas. Mr. Sbarounis holds a B.S. degree in Management Science from the Massachusetts Institute of Technology and a M.Sc. degree in Finance and Economics from the London School of Economics and Political Science.
Board of Directors and Committees
Currently our board of directors consists of six directors namely, Messrs. Economou, Pearson, Liveris, Karamitsanis, Kokkodis and Ms. Chrysoula Kandylidis. Under the Second Amended and Restated Memorandum and Articles of Association, our board of directors will increase in size to consist of seven directors, of which four directors, including the Chairman of the Board, will be appointed by our Chairman and Chief Executive Officer, Mr. George Economou, and three directors, or the Lender Directors, will be appointed by certain of the Scheme Creditors, or the Lender Appointing Persons. See "Description of Share Capital—Directors." Following the approval of our Second Amended and Restated Memorandum and Articles of Association, our board of directors will be divided into three classes, as nearly equal in number as the then total number of directors constituting the entire board of directors, with the term of office of one or another of the three classes expiring each year. The directors elected at an Annual General Meeting to succeed those whose terms then expire shall be identified as being directors of the same class as the directors whom they succeed, and each of them shall hold office until the third succeeding Annual General Meeting and until such director's successor is elected and has qualified.
There are no service contracts between us or any of our subsidiaries and any of our directors providing for benefits upon termination of their employment or service.
Our board of directors has determined four of our directors to be independent under Rule 10A-3 of the Exchange Act and the rules of the NASDAQ Stock Market: Messrs. Kokkodis, Karamitsanis, Liveris and Pearson. Under the NASDAQ corporate governance rules, a director is not considered independent unless our board of directors affirmatively determines that the director has no direct or indirect material relationship with us or our affiliates that could reasonably be expected to interfere with the exercise of such director's independent judgment. In making this determination, our board of directors broadly considers all facts and circumstances it deems relevant from the standpoint of the director and from that of persons or organizations with which the director has an affiliation. Upon approval of the Second Amended and Restated Memorandum and Articles of Association, we expect that four of our directors will be considered independent under Rule 10A-3 of the Exchange Act and the rules of the NASDAQ Stock Market.
We currently have an audit committee, a compensation committee and a nominating and corporate governance committee, in each case comprised of independent directors. Upon approval of our Second Amended and Restated Memorandum and Articles of Association, we will have an audit committee, a compensation and nominating committee and a risk committee.
Our audit committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities, procedures and the adequacy of our internal accounting controls and is comprised of three independent directors, Mr. Liveris, Mr. Kokkodis and Mr. Karamitsanis. Mr. Liveris serves as Chairman of the audit committee. The board of directors has determined that Mr. Liveris qualifies as an "audit committee financial expert" as defined in Item 407 of Regulation S-K promulgated by the SEC and Form 20-F. Upon approval of our Second Amended and Restated Memorandum and Articles of Association, we expect Mr. Liveris and one of the Lender Directors to serve as members of the audit committee.  We expect Mr. Liveris to serve as Chairman of the audit committee.
Our compensation committee is responsible for establishing directors and executive officers' compensation and benefits and reviewing and making recommendations to the board of directors regarding our compensation policies. Messrs. Kokkodis and Karamitsanis serve as members of the compensation committee. Mr. Liveris serves as Chairman of the compensation committee.

Our nominating and corporate governance committee is responsible for recommending to the board of directors nominees for director and directors for appointment to committees of the board of directors and advising the board of directors with regard to corporate governance practices. Certain shareholders may also nominate directors in accordance with procedures set forth in our Second Amended and Restated Memorandum and Articles of Association. Messrs. Liveris and Kokkodis serve as members of the nominating and corporate governance committee. Mr. Karamitsanis serves as Chairman of the nominating and corporate governance committee.

Upon approval of our Second Memorandum and Amended and Restated Articles of Association, we expect to form a new compensation and nominating committee that will be responsible for establishing directors and executive officers' compensation and benefits, reviewing and making recommendations to the board of directors regarding our compensation policies and for recommending to the board of directors nominees for director and directors for appointment to committees of the board of directors. Shareholders may also nominate directors in accordance with procedures set forth in Second Amended and Restated Memorandum and Articles of Association. We expect Mr. Economou and a Lender Director to serve as members of the new compensation and nominating committee.  We expect Mr. Economou to serve as Chairman of the new compensation and nominating committee.
Upon approval of our Second Amended and Restated Memorandum and Articles of Association we expect to form a risk committee with responsibilities yet to be determined. We expect Mr. Kandylidis and a Lender Director to serve as members of the risk committee. We expect one of the Lender Directors to serve as Chairman of the risk committee.
Compensation
The aggregate compensation paid by us to the members of our senior management was $3.5 million for the year ended December 31, 2016. The aggregate compensation paid by us to the members of our senior management was $3.7 million for the year ended December 31, 2015.  The aggregate compensation paid by us to the members of our senior management was $18.4 million for the year ended December 31, 2014.  Our non-employee directors are each entitled to receive annual directors' fees of $30,000, such amount to be pro-rated for any portion of a full calendar year that a non-employee director is a member of our board of directors, plus reimbursement for actual expenses incurred while acting in their capacity as director. In addition, the chairmen of the committees of our board of directors receive annual fees of $10,000, such amount to be pro-rated for any portion of the full calendar year that the director is chairman of the committee, plus reimbursement for actual expenses incurred while acting in their capacity as chairman. We do not maintain a medical, dental, or retirement plan for our directors. Members of our senior management who also serve as directors do not receive additional compensation for their services as directors.

PRINCIPAL AND SELLING SHAREHOLDERS
The following table sets forth the beneficial ownership of our common shares, as of October 9, 2017, held by:
●	each person or entity that we know beneficially owns 5% or more of our common stock, as well as the selling shareholders;
●	each of our executive officers and directors; and
●	all our executive officers and directors as a group.
The table below has been prepared, in part, based upon information available to us or furnished to us by the selling shareholders as of October 9, 2017. The selling shareholders identified below may have exercised or converted, or sold, transferred or otherwise disposed of, some or all of their securities since the date on which the information in the following table is presented, in transactions exempt from or not subject to the registration requirements of the Securities Act.
Beneficial ownership is determined in accordance with the rules of the SEC and includes a voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of common shares beneficially owned by a person and the percentage ownership of that person, common shares subject to options or warrants held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days of October 9, 2017, are deemed to be beneficially owned by that person. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. All of our shareholders, including the shareholders listed in the table below, are entitled to one vote for each common share held.
	Beneficial Ownership Prior to Offering			Beneficial Ownership After Offering
Name	Number	Percent of Shares(1)	Number of Shares Registered for Sale Pursuant to this Prospectus	Number	Percent of Shares
5% Shareholders:
Certain funds managed by Avenue Capital Group(2)	6,919,442	7.6%	6,919,442	—	—
BlueMountain Capital Management, LLC(3)	9,846,060	10.9%	9,846,060	—	—
Elliott Funds(4)	18,494,587	20.4%	18,494,587	—	—
Canyon Capital Advisors LLC(5)	7,615,279	8.4%	—	—	—

Total	42,875,368	47.3%	35,260,089

Directors and Executive Officers(6)
George Economou(7)	8,525,596	9.4%	—	8,525,596	9.4%
Anthony Kandylidis(8)	182	*	—	182	*
Executive Officers and Directors as a Group (2 persons)	8,525,778	9.4%	—	8,525,778	9.4%
*  Less than 1.0% of our total outstanding common shares.
(1)	Based on 90,660,578 common shares outstanding as of October 9, 2017.

(2)
Avenue Capital Management II, L.P. is the investment manager of each of Avenue Energy Opportunities Fund, L.P., Avenue PPF Opportunities Fund, L.P., Avenue Special Opportunities Fund II, L.P. and Avenue Investments, L.P. and may be deemed to have voting and dispositive power over the shares owned by such entities. Avenue Energy Opportunities Partners LLC is the general partner of Avenue Energy Opportunities Fund, L.P. Avenue PPF Opportunities Fund GenPar, LLC is the general partner of Avenue PPF Opportunities Fund, L.P. Avenue SO Capital Partners II, LLC is the general partner of Avenue Special Opportunities Fund II, L.P. Avenue Partners, LLC is the general partner of Avenue Investments, L.P.  Avenue Europe International Management, L.P. is the investment manager of each of Avenue ASRS Europe Opportunities Fund, L.P., Avenue Europe Opportunities Master Fund, L.P., Avenue Europe Special Situations Fund III (Euro), L.P., and Avenue Europe Special Situations Fund III (U.S.), L.P. and may be deemed to have voting and dispositive power over the shares owned by such entities.  Avenue Europe Opportunities Master Fund, L.P. owns its interest in the 80,907 through GL Europe Luxembourg S.a.r.l.   Avenue Europe Special Situations Fund III (Euro), L.P. owns its interest in the 85,807 through GL Europe Luxembourg III (Euro) Investments S.a.r.l.  Avenue Europe Special Situations Fund III (US), L.P. owns its interest in the 351,710 through GL Europe Luxembourg III (US) Investments S.a.r.l. Avenue ASRS Europe Opportunities Fund, L.P. owns its interest in the 74,213 through GL Europe ASRS Investments S.a.r.l.  Avenue-ASRS Europe Opportunities Fund GenPar, LLC is the general partner of Avenue ASRS Europe Opportunities Fund, L.P. Avenue Europe Opportunities Fund GenPar, LLC is the general partner of Avenue Europe Opportunities Master Fund, L.P. Avenue Europe Capital Partners III, LLC is the general partner of Avenue Europe Special Situations Fund III (Euro), L.P. and Avenue Europe Special Situations Fund III (U.S.), L.P. The mailing address of each of the entities identified in this paragraph is c/o Avenue Capital Group, 399 Park Avenue, 6th floor, New York, NY 10022.

(3)
BlueMountain Capital Management, LLC is the investment manager of each of Blue Mountain Credit Alternatives Master Fund L.P., BlueMountain Foinaven Master Fund L.P., BlueMountain Guadalupe Peak Fund L.P., BlueMountain Logan Opportunities Master Fund L.P., BlueMountain Montenvers Master Fund SCA SICAV-SIF, BlueMountain Summit Trading L.P., BlueMountain Fursan Fund L.P., BlueMountain Kicking Horse Fund L.P. and BlueMountain Timberline Ltd. and may be deemed to have shared voting power and/or shared investment power with respect to the securities described herein. The executive partners of BlueMountain Capital Management, LLC, which are Andrew Feldstein, Stephen Siderow, Derek Smith and Michael Liberman, may also be deemed to have shared voting power and/or shared investment power over the securities described herein. Each of the foregoing entities and persons disclaims beneficial ownership of the securities described herein other than each BlueMountain fund to the extent of its direct holdings. The mailing address of each of the entities and persons identified in this paragraph is c/o BlueMountain Capital Management, LLC, 280 Park Ave., 12th Floor, New York, New York 10017.

(4)
"Elliott Funds" shall be collectively Elliott International, L.P., which owns 12,124,085 shares, Elliott Associates, L.P., which owns 5,695,240 shares, Greenwich (Japan) Limited, which owns 452,244 shares, Gateshead (Japan) LLC, which owns 212,826 shares, and The Liverpool Limited Partnership, which owns 10,192 shares. Paul E. Singer, Elliott Capital Advisors, L.P., and Elliott Special GP, LLC, are the general partners of Elliott Associates, L.P. Each has the power to vote and dispose of the shares owned by Elliott Associates, L.P. and are each regulated by the U.S. Securities and Exchange Commission as an investment advisor.  Hambledon, Inc., the sole general partner of Elliott International, L.P., and Elliott International Capital Advisors Inc., the sole investment manager of Elliott International, L.P., each has the power to vote and dispose of the shares owned by Elliott International, L.P. and are each regulated by the U.S. Securities and Exchange Commission as an investment advisor.  Elliott Associates, L.P. is the sole member and managing member of Gateshead (Japan) LLC. Elliott Associates, L.P. is also the sole limited partner of The Liverpool Limited Partnership and is the sole shareholder of Liverpool Associates, Ltd., which is the sole general partner of The Liverpool Limited Partnership. The registered address of Elliott Associates, L.P., and Gateshead (Japan) LLC is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington DE 19801, United States.  The registered address of The Liverpool Limited Partnership is c/o Appleby Services (Bermuda) Ltd., Canon's Court, 22 Victoria Street, Hamilton, HM 12 Bermuda. Elliott International, L.P. is the sole shareholder of Greenwich (Japan) Limited. The registered address of Elliott International, L.P. and Greenwich (Japan) Limited is c/o Maples & Calder, PO Box 309, Ugland House, South Church Street, George Town, Cayman Islands.

(5)
With respect to the 7,615,279 common shares, Canyon Capital Advisors LLC is the investment advisor, or trading manager to, each of Amundi Absolute Return Canyon Fund P.L.C., in respect of Amundi Absolute Return Canyon Reflection Fund, Canyon-ASP Fund, L.P., Canyon Balanced Master Fund, Ltd., Canyon Blue Credit Investment Fund L.P., Canyon Distressed Opportunity Investing Fund II, L.P., Canyon Distressed Opportunity Master Fund II, L.P., Canyon-GFR Master Fund II, L.P., Canyon NZ-DOF Investing, L.P., Canyon-SL Value Fund, L.P., Canyon Value Realization Fund, L.P., Canyon Value Realization MAC 18 Ltd., EP Canyon Ltd., Permal Managed Account Platform ICAV for and on behalf of P Canyon IE, and The Canyon Value Realization Master Fund, L.P.  Joshua S. Friedman and Mitchell R. Julis are the co-chairmen and co-chief executive officers of Canyon Capital Advisors LLC and may be deemed to share voting and dispositive power over the shares described herein. The address for each of the Canyon funds or accounts for purposes hereof is c/o Canyon Capital Advisors LLC, 2000 Avenue of the Stars, 11th Floor, Los Angeles, California, 90067.

(6)
Unless otherwise indicated, the business address of each beneficial owner identified is c/o Ocean Rig Cayman Management Services SEZC Limited, Po Box 309, Ugland House, South Church Street George Town, Grand Cayman, KYI -1104 Cayman Islands.

(7)
George Economou, our Chairman and Chief Executive Officer and Class A Director, may be deemed to beneficially own 8,524,793 of these shares through Prime Cap Shipping Inc., a Cayman Islands corporation controlled by Mr. Economou. Mr. Economou may be deemed to beneficially own 704 of these shares through Sphinx Investment Corp., a Marshall Islands corporation controlled by Mr. Economou. Mr. Economou may be deemed to beneficially own 65 of these shares through Azara Services S.A., a Marshall Islands corporation controlled by Mr. Economou. Mr. Economou may be deemed to beneficially own 8 of these shares through Elios Investments Inc., a wholly owned subsidiary of the Entrepreneurial Spirit Foundation, a Lichtenstein foundation, or the Foundation, the beneficiaries of which are Mr. Economou and members of Mr. Economou's family. Mr. Economou may be deemed to beneficially own 15 of these shares through Entrepreneurial Spirit Holdings Inc., a Liberian corporation that is wholly owned by the Foundation. Mr. Economou may be deemed to beneficially own 11 of these shares through Fabiana Services S.A., a Marshall Islands corporation, of which Mr. Economou is the controlling person.  Upon issuance of the Class B common shares (as described elsewhere in this prospectus), the 8,524,739 common shares held by Prime Cap would represent 9.31% of the post-Restructuring equity of the Company.

(8)
Anthony Kandylidis, our President and Chief Financial Officer may be deemed to beneficially own 170 of these shares through Steel Wheel Investments Limited, a Marshall Islands corporation controlled by Mr. Kandylidis. Mr. Kandylidis, may be deemed to beneficially own 12 of these shares through Basset Holdings Inc., a Marshall Islands corporation controlled by Mr. Kandylidis.

PLAN OF DISTRIBUTION
We are registering the shares offered by this prospectus on behalf of the selling shareholders. The selling shareholders, which as used herein includes donees, pledgees, transferees, or other successors-in-interest selling common shares or interests in common shares received after the date of this prospectus from the selling shareholders as a gift, pledge, partnership distribution, or other non-sale related transfer, may, from time to time, sell, transfer, or otherwise dispose of any or all of their common shares on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.
The selling shareholders may, from time to time, pledge or grant a security interest in some or all of the common shares owned by such shareholder and, if he defaults in the performance of his secured obligations, the pledgees or secured parties may offer and sell the common shares, from time to time, under this prospectus, or under an amendment or supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee, or other successors in interest as selling shareholders under this prospectus. The selling shareholders may use any one or more of the following methods when disposing of their shares:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	short sales effected after the effective date of the registration statement of which this prospectus forms a part;
•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;
•	a combination of any such methods of sale; and
•	any other method permitted pursuant to applicable law.
In connection with the sale of common shares or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common shares in the course of hedging the positions they assume. The selling shareholders may also sell common shares short and deliver these securities to close out their short positions, or loan or pledge the common shares to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

If the common shares are sold through broker dealers, the selling shareholders will be responsible for discounts or commissions or agent's commissions. The aggregate proceeds to the selling shareholders from the sale of the common shares offered by them will be the purchase price of the common shares less discounts or commissions, if any. The selling shareholders reserve the right to accept and, together with their respective agents from time to time, to reject, in whole or in part, any proposed purchase of common shares to be made directly or through agents. We will not receive any of the proceeds from this offering.
The selling shareholders also may resell all or a portion of the common shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.
The selling shareholders and any underwriters, broker-dealers, or agents that participate in the sale of our common shares or interests therein may be deemed to be "underwriters" within the meaning of Section 2(a)(11) of the Securities Act. Any discounts, commissions, concessions, or profit they earn on any resale of the shares may be deemed to be underwriting discounts and commissions under the Securities Act. If a selling shareholder is deemed an "underwriter" within the meaning of Section 2(a)(11) of the Securities Act, he will be subject to the prospectus delivery requirements of the Securities Act. We will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.
To the extent required, the common shares to be sold, the respective purchase prices and public offering prices, the names of any agents, dealers, or underwriters, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.
In order to comply with the securities laws of some states, if applicable, the common shares may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.
The selling shareholders and any other person participating in a distribution of the common shares covered by this prospectus will be subject to the applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of any of the common shares by the selling shareholders and any other such person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the common shares to engage in market-making activities with respect to the common shares.

DESCRIPTION OF SHARE CAPITAL
Following the Restructuring and pursuant to the Schemes, we will hold an Extraordinary General Meeting of shareholders on November 3, 2017, or the EGM, for the purpose of soliciting shareholder approval to the adoption of the Second Amended and Restated Memorandum and Articles of Association. Pursuant to the Schemes, Scheme Creditors, including the selling shareholders named in this prospectus or certain of their affiliates, which beneficially own in the aggregate at least two-thirds of the outstanding shares entitled to vote at the EGM, granted proxies to vote in favor of adopting the Second Amended and Restated Memorandum and Articles of Association.
Unless otherwise indicated, the following description of our share capital, certain provisions of our Second Amended and Restated Memorandum and Articles of Association, as will be in effect upon adoption at the EGM, and certain provisions of Cayman Islands law are summaries. You should also refer to the form of Second Amended and Restated Memorandum and Articles of Association included as an exhibit hereto.
For a description of our current share capital, please see our current Amended and Restated Memorandum and Articles of Association, a copy of which is filed as an exhibit to our registration statement on Form F-4, as amended, dated July 6, 2016, and incorporated by reference in this prospectus.
For purposes of the description of our share capital below, references to "us," "we" and "our" refer only to Ocean Rig UDW Inc. and not any of our subsidiaries.
We are incorporated as an exempted company with limited liability under Cayman Islands law and our affairs are governed by the provisions of our Second Amended and Restated Memorandum and Articles of Association, as may be further amended and restated from time to time, and by the provisions of the Companies Law (2016 Revision) of the Cayman Islands, or the Companies Law. In this section, unless otherwise defined capitalized terms shall have the meaning prescribed in the Second Amended and Restated Memorandum and Articles of Association.
Purpose
As provided in our Second Amended and Restated Memorandum and Articles of Association, subject to the Companies Law, we have full capacity to carry on or undertake any business or activity, do any act or enter into any transaction, and, for such purposes, full rights, powers and privileges. Our registered office is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
Authorized Capitalization
Pursuant to our Second Amended and Restated Memorandum and Articles of Association, our authorized share capital will be (i) one billion eight hundred million (1,800,000,000) common shares, consisting of one billion five hundred million (1,500,000,000) Class A common shares of a par value of $0.01 each, and three hundred million (300,000,000) Class B common shares of a par value of $0.01 each, and (ii) one hundred million (100,000,000) preferred shares of par value $0.01 each. As of the date of this prospectus, and until the adoption of the Second Amended and Restated Memorandum and Articles of Association at the EGM scheduled to be held on November 3, 2017, our authorized share capital is one trillion (1,000,000,000,000) common shares of a par value of $0.01 each and five hundred million (500,000,000) preferred shares of a par value of $0.01 each. Common shares outstanding prior to the adoption of the Second Amended and Restated Memorandum and Articles of Association will remain outstanding after such adoption and will be reclassified as Class A common shares on our register of members.
As of October 9, 2017, 90,660,578 common shares were issued and outstanding and nil common shares were held in our treasury. No preferred shares were issued and outstanding. Pursuant to the Schemes, and promptly following the adoption of the Second Amended and Restated Memorandum and Articles of Association at the EGM, we will issue an aggregate of 895,404 Class B common shares to certain Scheme Creditors which elected to receive such shares in lieu of Class A common shares pursuant to the Schemes. In addition, we will reserve 895,404 Class A common shares for future issuance upon conversion of these 895,404 Class B common shares and an additional 299,104,596 Class B common shares for future issuance.
60

History of Share Capital
We were formed under the laws of the Republic of the Marshall Islands on December 10, 2007, under the name Primelead Shareholders Inc. and as a wholly-owned subsidiary of DryShips.
On April 14, 2016, we effected the redomiciliation of our company from the Republic of the Marshall Islands to the Cayman Islands.
At our annual meeting of shareholders held on April 24, 2017, our shareholders (i) approved an increase in our authorized share capital of one billion (1,000,000,000) common shares of a par value of $0.01 each and five hundred million (500,000,000) preferred shares of a par value of $0.01 each to one trillion (1,000,000,000,000) common shares of a par value of $0.01 each and five hundred million (500,000,000) preferred shares of a par value of $0.01 each, and (ii) authorized the board of directors to effect one or more reverse stock splits of our issued common shares at a ratio of not less than one-for two and not more than one-for-100,000, with the exact ratio to be set at a whole number within this range to be determined by the board, or any duly constituted committee thereof, at any time after approval by the shareholders, and authorized the board to implement any such reverse stock split at its discretion.
On September 21, 2017, the 22,222,222 common shares (without giving effect to the 1-for-9,200 reverse stock split) held by us in treasury and the 56,079,533 common shares (without giving effect to the 1-for-9,200 reverse stock split) held by our wholly owned subsidiary, Ocean Rig Investments Inc., and treated as treasury shares were cancelled and retired.
On September 21, 2017, we effected a 1-for-9,200 reverse stock split of our common shares. Our common shares commenced trading on a split-adjusted basis on September 22, 2017. The reverse stock split reduced the number of our issued and outstanding common shares from approximately 82,586,851 to approximately 8,976 and affected all issued and outstanding common shares. The number of our authorized common shares and the par value and other terms of our common shares were not affected by the reverse stock split. No fractional shares were issued in connection with the reverse stock split. Shareholders who would have otherwise been entitled to receive a fractional share as a result of the reverse stock split received a cash payment in lieu thereof. The reverse stock split was completed in order to comply with NASDAQ's listing requirements and meet the minimum bid requirement for continued listing on NASDAQ.
On September 22, 2017, in connection with the Restructuring and pursuant to the Schemes, we issued 82,126,810 common shares to Scheme Creditors as part of the consideration for their claims to our indebtedness. An additional 8,524,793 common shares were issued to Prime Cap, a company affiliated with the Company's Chairman and Chief Executive Officer, Mr. George Economou.
Upon the adoption of the Second Amended and Restated Memorandum and Articles of Association at the EGM scheduled to be held on November 3, 2017, our authorized share capital will be reclassified from one trillion (1,000,000,000,000) common shares of a par value of $0.01 each and five hundred million (500,000,000) preferred shares of a par value of $0.01 each to (i) one billion eight hundred million (1,800,000,000) common shares, consisting of one billion five hundred million (1,500,000,000) Class A common shares of a par value of $0.01 each, and three hundred million (300,000,000) Class B common shares of a par value of $0.01 each, and (ii) one hundred million (100,000,000) preferred shares of par value $0.01 each. Common shares outstanding prior to the adoption of the Second Amended and Restated Memorandum and Articles of Association will remain outstanding after such adoption and will be reclassified as Class A common shares on our register of members.
Promptly following the adoption of the Second Amended and Restated Memorandum and Articles of Association at the EGM scheduled to be held on November 3, 2017, we will issue an aggregate of 895,404 Class B common shares to certain Scheme Creditors which elected to receive such shares in lieu of Class A common shares pursuant to the Schemes.

Description of Class A common shares
Under our Second Amended and Restated Memorandum and Articles of Association, the Class A common shares and Class B common shares have identical economic and voting rights. The Class B common shares are intended to be a security that is not a "margin security" as defined in Regulation T of the Board of Governors of the U.S. Federal Reserve System and, accordingly, the Class B common shares are not and will not be listed on any national securities exchange or any national market system. Except as provided by law or under our Second Amended and Restated Memorandum and Articles of Association, holders of Class A common shares and Class B common shares are entitled to one vote for each share held of record on all matters submitted to a vote or for the consent of the of the shareholders and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding preferred shares, holders of our common shares will be entitled to receive ratably all dividends, if any, declared by the board of directors out of funds legally available for dividends in accordance with the Second Amended and Restated Memorandum and Articles of Association. The holders of our common shares will have such conversion, redemption or pre-emptive rights to any of our shares as provided in the Second Amended and Restated Memorandum and Articles of Association and as summarized below. The rights, preferences and privileges of holders of our common shares will be subject to the rights of the holders of any of our preferred shares, which we may issue in the future.
Conversion Rights
Subject to the terms and conditions of the Second Amended and Restated Memorandum and Articles of Association: (i) each Class A common share held by a Scheme Creditor shall upon notice to the Company within thirty-one (31) days after the adoption of the Second Amended and Restated Memorandum and Articles of Association, be  convertible once into one fully paid and non-assessable Class B common share; and (ii) each Class B common share shall be convertible at any time or from time to time, at the option of the respective holder thereof into one fully paid and non-assessable Class A common share pursuant to the procedures outlined in the Second Amended and Restated Memorandum and Articles of Association.
Drag-Along Rights
Prior to the Termination Date (as defined below), if the Lender Shareholder Parties holding a majority of the then-outstanding shares held by all Lender Shareholder Parties (collectively, the "Drag-Along Sellers") propose to effect a transaction (or series of related transactions) approved by the Board of Directors pursuant to which one or more persons directly or indirectly acquire (whether by merger, consolidation or sale or transfer of shares or other equity interests): (a) all or substantially all of the outstanding shares; or (b) all or substantially all of the assets of the Company as determined on a consolidated basis (whether by share transfer, asset transfer or merger) (such transaction or series of related transactions, a "Drag-Along Sale"), the Drag-Along Sellers shall have the right to require each of the other shareholders of the Company to transfer their shares in such Drag-Along Sale in accordance with the Second Amended and Restated Memorandum and Articles of Association and require all other shareholders of the Company take related actions in order to facilitate such Drag-Along Sale.
Prior to the Termination Date, if TMS, the Company or any other Group Company, or any director or officer of any of the foregoing, has been approached by or otherwise receives an Acquisition Proposal from one or more potential purchasers or any of their respective representatives:
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TMS and the Group Companies shall deliver such Acquisition Proposal (or, in the case of an Acquisition Proposal provided orally, a written summary thereof) to the Lender Directors, and all amendments, modifications and supplements thereto, in each case promptly, and in no event later than two business days, following its receipt thereof;

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the Majority Lender Directors shall have the power and authority to direct the Company and the board to, as promptly as practicable, bring such Acquisition Proposal to a vote of the shareholders, without any recommendation to reject such proposal from the Company, the board or any other person unless approved by Majority Lender Directors; and

•
if such Acquisition Proposal is approved by the affirmative vote of holders of a majority of the then-outstanding shares, the Company shall use commercially reasonable efforts to pursue and consummate such Acquisition Proposal, such Acquisition Proposal shall constitute a "Drag-Along Sale" for purposes of the Second Amended and Restated Memorandum and Articles of Association, not less than two Lender Directors shall constitute the "Drag-Along Sellers" with respect to such Drag-Along Sale and such Drag-Along Sellers shall have the right to require each shareholder of the Company to transfer their shares in such Drag-Along Sale in accordance with the Second Amended and Restated Memorandum and Articles of Association.

Pre-emptive Rights
Prior to the earlier to occur of the Termination Date and the listing of the Class A common shares on a U.S. national securities exchange registered with the SEC, in the event that the Company proposes to sell or otherwise issue (a "Proposed Offering") shares, warrants, options, securities or instruments convertible into or exercisable or exchangeable for shares, and all other rights to acquire shares of the Company (the "Dilutive Securities"), other than in a Permitted Offering, each holder of at least 3% of the outstanding shares (as of the date of the Company Sale Notice) that is an Accredited Investor (as of such date and the date of the closing of the Proposed Offering) (each, a "Preemptive Rights Shareholder") shall have the right to acquire that number or amount of such Dilutive Securities as is determined in accordance with the Second Amended and Restated Memorandum and Articles of Association, at the same price and upon the same terms and conditions as such Dilutive Securities are being offered by the Company in the Proposed Offering. No Dilutive Securities shall be issued by the Company to any person unless the Company has first offered such securities to each Preemptive Rights Shareholder in the accordance with the Second Amended and Restated Memorandum and Articles of Association.
Governance Agreements
In connection with the Restructuring and pursuant to the Schemes, we entered into Governance Agreements with certain Scheme Creditors, including the selling shareholders named in this prospectus, providing for certain governance and shareholders' rights, including registration rights, voting agreement and indemnification agreement obligations as described below. The Governance Agreement will terminate on the Termination Date, provided that the exculpation and indemnification rights described below will survive any such termination and the registration rights will terminate as set forth below.
Registration Rights
Certain holders of our common shares which, together with their respective affiliates, hold 10% or more of our outstanding common shares (each, an "Eligible Holder") are entitled to certain customary demand and piggyback registration rights with respect to such shares under the Securities Act. These shares are collectively referred to herein as registrable securities.
These registration rights are subject to certain conditions and limitations, including our right to delay or withdraw a registration statement under certain circumstances. The registration statement of which this prospectus forms a part is being filed pursuant to certain initial registration rights with respect to such registrable securities. Under the demand registration rights, each Eligible Holder has the right to demand that we file a registration statement under the Securities Act covering any or all of such holder's registrable securities then outstanding, and further have the right to demand that we effectuate the distribution of any or all of such holder's registrable securities by means of an underwritten offering pursuant to an effective registration statement, subject to certain limitations. The holders' piggyback registration rights provide that, if at any time we propose to register any securities for public sale, the Eligible Holders will each be entitled to notice of the registration and will have the right to include their registrable securities in the registration statement.
We will generally pay all expenses relating to any demand or piggyback registration, other than underwriting discounts and commissions, subject to specified conditions and limitations.

The registration rights are subject to customary indemnification and contribution provisions, as well as customary restrictions such as blackout periods and, if an underwritten offering is contemplated, limitations on the number of shares to be included in the underwritten offering that may be imposed by the managing underwriter.
These registration rights will terminate with respect to any particular Eligible Holder when such Eligible Holder ceases to beneficially own any registrable securities.
Voting Agreement
The Lender Shareholder Parties have agreed to vote all of their shares against any resolution or matter that is presented for a vote at any annual or extraordinary meeting of shareholders, or by written consent in lieu of a meeting, that proposes or would approve or effect any amendment of, or proposal to amend, the Second Amended and Restated Memorandum and Articles of Association or any winding-up, or proposal to wind-up, the Company unless, in each case, such resolution or matters has been approved by the board of directors and the board has recommended to the shareholders that they approve such resolution or matter. Furthermore, the Lender Shareholder Parties have agreed to vote, in person or by proxy, all of their shares at any annual or extraordinary meeting of shareholders, or by written consent in lieu of a meeting, and take all other necessary action within their control to effect the provisions of the Second Amended and Restated Memorandum and Articles of Association, including causing the election or removal of directors and filling of board vacancies, in each case in accordance with the Second Amended and Restated Memorandum and Articles of Association, and against any matter that is presented to shareholder for a vote or consent that is inconsistent with any provision of the Second Amended and Restated Memorandum and Articles of Association. None of the Lender Shareholder Parties who entered into the Governance Agreement or their affiliates will have any liability as a result of designating any individual as a director or proposing to designate any individual for election as a director, for any act or omission by such individual in his or her capacity as a director, or for voting for any such individual in accordance with the provisions of the Governance Agreement, unless such party breached or violated the Governance Agreement.
Indemnification Agreement
We have agreed to enter into an indemnification agreement with each Lender Director upon their appointment to the board of directors and with each Lender Appointing Person designating a Lender Director upon their assuming the position of Lender Appointing Person. These indemnification agreements will provide substantially the same advancement and indemnification rights as granted to our officers and other directors under the Second Amended and Restated Memorandum and Articles of Association. See "—Limitations on Liability and Indemnification of Officers and Directors."
Corporate Governance
Prior to the appointment of the three Lender Appointing Persons as contemplated in the Second Amended and Restated Memorandum and Articles of Association, we have agreed not to take any action if such action would otherwise require the approval of the Lender Directors as contemplated in the Second Amended and Restated Memorandum and Articles of Association. If three Lender Appointing Persons have not been determined within two business days after the effective date of the Second Amended and Restated Memorandum and Articles of Association, our board of directors will not take any action after such date, other than to assist in determining the three Lender Appointing Persons and subsequent appointment of the three Lender Directors. Notwithstanding the foregoing, we may effectuate one reverse stock split prior to the appointment of the three Lender Directors for the purpose of maintaining the listing of our common shares on the NASDAQ.
Directors
Currently the board of directors is constituted as follows: George Economou, Chrysoula Kandylidis, Michael Pearson, Vassilis Karamitsanis, George Kokkodis, and John Liveris.  Following the date on which the Lender Appointing Persons shall have been determined pursuant to the Second Amended and Restated Memorandum and Articles of Association, the board of directors will be increased to seven persons and the following persons shall be appointed as directors:
•	four directors, including the Chairman of the Board, shall be appointed by the Chief Executive Officer or his affiliate so long as the Management Agreement has not been terminated;

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three directors (the Lender Directors) shall be appointed as follows: (i) if there are three or fewer holders, together with each of their Affiliates, each with at least 7.5% of the total outstanding shares, then each will be a Lender Appointing Person and be entitled to appoint a director to the board of directors; and (ii) if there are more than three holders, together with each of their Affiliates, each with at least 7.5% of the total outstanding shares, then three Lender Appointing Persons entitled to appoint a director to the board of directors shall be designated by the majority vote of the shares of all the 7.5% holders; if any Lender Appointing Person, together with its Affiliates, holds 17% or more of the total outstanding shares, such Lender Appointing person shall automatically be one of such three Lender Appointing Persons and the Lender Appointing Persons shall retain their appointment right as long as they hold 5% or more of the total outstanding shares;

•	if any Lender Appointing Person fails to appoint or no longer has the right to appoint a director, then such director shall be designated by a majority of the Lender Directors then in place; and
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to the extent the number of directors designated is fewer than seven, the remaining directors shall be designated by the shareholders representing a majority of the then-outstanding shares held by all shareholders.

Furthermore, no less than 50% of the members of each committee of the board of directors will consist of Lender Directors and, in the event of any deadlock on any committee, the relevant matter will be referred to the entire board for consideration.
Following the later of the fifth anniversary of the Restructuring Effective Date and the day immediately preceding the fifth annual general meeting of shareholders held after the Restructuring Effective Date, unless such provision is earlier terminated, or the Termination Date, the board of directors will be divided into three classes with staggered, three-year terms and cumulative voting in the election of directors will be prohibited.
Election and removal of directors
Voluntary Removal. For so long as the Chief Executive Officer or a Lender Appointing Person is entitled to designate a director, such Appointing Person may remove its designated director(s) upon written notice to the Company and such director, and, upon removal of such director(s), shall be entitled to designate his or her replacement.
Involuntary Removal for Cause. The board of directors, acting by affirmative vote of at least two-thirds of the directors, may remove any director for Cause. In addition, prior to the Termination Date, the Majority Lender Directors may remove any director or officer for Cause. If any director removed for Cause was appointed by an Appointing Person that continues to have a right to appoint such director, upon such removal, such Appointing Person shall be entitled to designate his or her replacement. As used in the Second Amended and Restated Memorandum and Articles of Association, "Cause" means, prior to the Termination Date, the indictment or conviction of, or a plea of guilty or no contest to, a fraud or felony on the part of a director, and after the Termination Date, actual fraud or wilful default on the part of a director of the Company (and, for the avoidance of doubt, no person shall be found to have committed actual fraud or wilful default unless or until a court of competent jurisdiction shall have made a final and un-appealable finding to that effect).
Termination of the Management Agreement. Upon termination of the Management Agreement, any directors appointed by the Chief Executive Officer that have not resigned shall be removed.
Other Removals. Except as provided in the Second Amended and Restated Memorandum and Articles of Association, prior to the Termination Date, no director may be removed.
Vacation of Office of Director. The office of a director shall be vacated if the director gives notice in writing to the Company that he resigns the office of director, the director dies, becomes bankrupt or makes any arrangement or composition with his creditors generally, or the director is found to be or becomes of unsound mind.
Required Lender Director Approval for Certain Actions
Prior to the appointment of the three Lender Appointing Persons, the Company will not take any action if such action would otherwise require the approval of the Lender Directors. Following the appointment of the three Lender Appointing Persons and prior to the Termination Date, the Company will not, and will not permit any of its direct or indirect subsidiaries (collectively, the "Group Companies"), to take certain actions unless such action has been expressly approved by the board of directors, which approval must include at least two of the Lender Directors ("Majority Lender Directors"). These actions include, among other actions as set forth in the Second Amended and Restated Memorandum and Articles of Association:
•	the issuance of our common shares or other securities, or the redemption of any equity interests;

•	the payment of dividends, if any, on our common shares;
•	the incurrence or modification of debt;
•	amendments to the Second Amended and Restated Memorandum and Articles of Association;
•	the entering into of certain extraordinary transactions;
•	commitments to construct or the construction of, any new vessel, or any purchase or acquisition of any vessel;
•	the adoption of, amendment or modification to, termination of, or waiver of any provision under, any equity incentive plan, bonus incentive plan, severance plan, or employee benefit plan;
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the grant or award of any severance, equity or non-cash bonus entitlement to any director, officer or employee of the Company or any of its subsidiaries, or any amendment to or waiver of any term of any such grant or award;

•
the entering into of any Related Party Transaction other than a Permitted Related Party Transaction, or the amendment, modification or termination of any Related Party Transaction (including any Permitted Related Party Transaction); and

•	the exercise of any termination rights and remedies under, the amendment, modification or supplement of, or the waiver of any provision under, the Management Services Agreement.
Where one or more officers of the Company or any of its subsidiaries are directed to take any action by the Majority Lender Directors and such officer or officers fail to promptly take such action as directed, the Majority Lender Directors shall have the power and authority to hire and appoint, and set the compensation and other employment terms for, one or more authorized officers of the Company and delegate authority to such officer or officers to take such action.
The Majority Lender Directors also have the power and authority to direct the Company and the board to, as promptly as practicable, bring an Acquisition Proposal to a vote of the shareholders, without any recommendation to reject such proposal from the Company, the board of directors or any other person unless approved by the Majority Lender Directors.
Observer Rights
As set forth in the Second Amended and Restated Memorandum and Articles of Association, so long as a Lender Appointing Person has a right to appoint a Lender Director, but does not appoint an officer or employee of such Appointing Person or its Affiliate to serve as a Lender Director, it shall have the right to appoint, remove and replace one person to act as an observer to the board and each committee thereof by providing written notice of such appointment, removal or replacement, as the case may be, to the Company.
Shareholder Meetings
Under our Second Amended and Restated Memorandum and Articles of Association, the Company will have an annual general meeting of its shareholders and the annual general meeting of shareholders will be held on such day and at such time and place within or outside of the Cayman Islands as the board of directors may determine for the purpose of electing directors and of transacting such other business as may be property brought before the meeting.  All general meetings, other than annual general meetings, shall be called extraordinary general meetings, or the Extraordinary General Meetings.

Notice of every annual and Extraordinary General Meeting of shareholders, other than any meeting the giving of notice of which is otherwise prescribed by law, stating the date, time, place and purpose thereof, and in the case of Extraordinary General Meetings, the name of the person or persons at whose direction the notice is being issued, shall be given personally or sent by registered mail or facsimile, at least fifteen (15) but not more than forty five (45) calendar days before such meeting (except in respect of an Extraordinary General Meeting called following the issuance of an Accelerated Termination Notice), to each shareholder of record entitled to vote thereat and to each shareholder of record who, by reason of any action proposed at such meeting would be entitled to have his shares appraised if such action were taken, and the notice shall include a statement of that purpose and to that effect. If mailed, notice shall be deemed to have been given when deposited in the mail, directed to the shareholder at his address as the same appears on the register of members of the Company or at such address as to which the shareholder has given notice to the Secretary.  Notice of a meeting need not be given to any shareholder who submits a signed waiver of notice, whether before or after the meeting, or who attends the meeting without protesting prior to the conclusion thereof the lack of notice to him.
At all meetings of shareholders for the transaction of business, except as otherwise expressly provided by law, there must be present either in person or by proxy shareholders of record holding at least one-third of the shares issued and outstanding and entitled to vote at such meetings in order to constitute a quorum.
Business Combinations and Dissenters' Rights
Mergers and Similar Arrangements. In certain circumstances the Companies Law allows for mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands company and a company incorporated in another jurisdiction (provided that is facilitated by the laws of that other jurisdiction).
Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation containing certain prescribed information. That plan or merger or consolidation must then be authorized by either (a) a special resolution (usually a majority of 66 2/3 % in value) of the shareholders of each company; or (b) such other authorization, if any, as may be specified in such constituent company's articles of association. A shareholder has the right to vote on a merger or consolidation regardless of whether the shares that he holds otherwise give him voting rights. No shareholder resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the issued shares of each class in a subsidiary company) and its subsidiary company. The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Companies Law (which includes certain other formalities) have been complied with, the Registrar of Companies will register the plan of merger or consolidation.
Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the director of the Cayman Islands company is required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or its property or any part thereof; (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.
Where the surviving company is the Cayman Islands company, the director of the Cayman Islands company is further required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (i) that the foreign company is able to pay its debts as they fall due and that the merger or consolidated is bona fide and not intended to defraud unsecured creditors of the foreign company; (ii) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived; (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company; and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; (iii) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and (iv) that there is no other reason why it would be against the public interest to permit the merger or consolidation.

Dissenters' Rights. Where the above procedures are adopted, the Companies Law provides for a right of dissenting shareholders to be paid a payment of the fair value of his shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows (a) the shareholder must give his  written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (b) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (c) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (d) within seven days following the date of the expiration of the period set out in paragraph (b) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; (e) if the company and the shareholder fail to agree a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands Grand Court to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not be available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.
Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a "scheme of arrangement" which may be tantamount to a merger. In the event that a  merger was sought pursuant to a scheme of arrangement (the procedure of which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:
•	we are not proposing to act illegally or beyond the scope of our corporate authority and the statutory provisions as to majority vote have been complied with;
•	the shareholders have been fairly represented at the meeting in question;
•	the arrangement is such as a businessman would reasonably approve; and
•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a "fraud on the minority."

If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.
Squeeze-out Provisions. When a takeover offer is made and accepted by holders of 90% of the shares to whom the offer is made within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.
Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through other means to these statutory provisions, such as a share capital exchange, asset acquisition or control, through contractual arrangements, of an operating business.
Shareholders' Derivative Suits
Our Cayman Islands counsel is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:
•	a company is acting, or proposing to act, illegally or beyond the scope of its authority;
•	the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or
•	those who control the company are perpetrating a "fraud on the minority."
A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.
Limitations on Liability and Indemnification of Officers and Directors
Although the Companies Law (2016 Revision) of the Cayman Islands does not specifically restrict a Cayman Islands exempted company's ability to indemnify its directors or officers, it does not expressly provide for such indemnification either. Certain Commonwealth case law (which is likely to be persuasive in the Cayman Islands), however, indicates that the indemnification is generally permissible, unless there had been wilful default, wilful neglect, breach of fiduciary duty, unconscionable behavior or behavior which falls within the broad stable of conduct identifiable as 'equitable fraud' on the part of the director or officer in question.
 Under our Second Amended and Restated Memorandum and Articles of Association, every director and officer of the Company (which for the avoidance of doubt, shall not include auditors of the Company), together with every former director and former officer of the Company, which we refer to as an Indemnified Person, shall be indemnified out of the assets of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur (i) by reason of their own actual fraud or wilful default, or (ii) as a result of the insurance policy maintained by the Company not available due to such person's willful failure to disclose to the insurance provider (where, in the absence of such failure to disclose, the insurance maintained by the Company would have otherwise been available). No Indemnified Person shall be liable to the Company for any loss or damage incurred by the Company as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud or wilful default of such Indemnified Person.  No person shall be found to have committed actual fraud or wilful default under the Second Amended and Restated Memorandum and Articles of Association unless or until a court of competent jurisdiction shall have made a final and un-appealable finding to that effect.

The directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any director or other officer of the Company against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.
Anti-takeover Effect of Certain Provisions of our Second Amended and Restated Memorandum and Articles of Association
Several provisions of the Second Amended and Restated Memorandum and Articles of Association may have anti-takeover effects. These provisions will be intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of us by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.
Blank Check Preferred Shares
Under the terms of our Second Amended and Restated Memorandum and Articles of Association, our board of directors will have the authority, without any further vote or action by our shareholders, to issue up to 100,000,000 of preferred shares. Our board of directors will be entitled to issue our preferred shares on terms calculated to discourage, delay or prevent a change of control of us or the removal of our management.
Limited Actions by Shareholders
Under our Second Amended and Restated Memorandum and Articles of Association, any action required or permitted to be taken by our shareholders must be effected at an annual general meeting or Extraordinary General Meeting of shareholders or by the unanimous written consent of our shareholders. Our Second Amended and Restated Memorandum and Articles of Association provide that, unless otherwise prescribed by law, only the Chairman of our board of directors, a majority of the board of directors or any officer of the Company who is also a director may call an Extraordinary General Meeting of our shareholders, and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, a shareholder may be prevented from calling an Extraordinary General Meeting for shareholder consideration of a proposal over the opposition of our board of directors and shareholder consideration of a proposal may be delayed until the next annual general meeting.
Advance Notice Requirements for Shareholder Proposals
Our Second Amended and Restated Memorandum and Articles of Association provide that shareholders seeking to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary.  Generally, to be timely, a shareholder's notice must be delivered to, or mailed and received at the Registered Office of the Company not less than 90 days nor more than 180 days prior to the one year anniversary of the preceding year's annual general meeting of shareholders.  Our Second Amended and Restated Memorandum and Articles of Association also specify requirements as to the form and content of a shareholder's notice. These provisions may impede shareholders' ability to bring matters before an annual general meeting of shareholders or make nominations for directors at an annual general meeting of shareholders.
Transfer Agent
The U.S. transfer agent for our common shares is American Stock Transfer & Trust Company LLC.

TAXATION
The following is a discussion of the material Cayman Islands and U.S. federal income tax considerations relevant to an investment decision by a U.S. Holder and a Non-U.S. Holder, each as defined below with respect to the common shares. This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, some of which, such as dealers in securities, U.S. Holders whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares, may be subject to special rules. This discussion deals only with holders who acquire common shares in this offering and hold the common shares as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of common shares.
Cayman Islands Tax Considerations
The following is a discussion on certain Cayman Islands income tax consequences of an investment in the Shares.  The discussion is a general summary of present law, which is subject to prospective and retroactive change.  It is not intended as tax advice, does not consider any investor's particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.
The Government of the Cayman Islands will not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the Company.  Interest, dividends and gains payable to the Company and all distributions by the Company will be received free of any Cayman Islands income or withholding taxes.  The Company has registered as an exempted limited company under Cayman Islands law and the Company has applied for, and received, an undertaking from the Governor in Cabinet of the Cayman Islands to the effect that, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciations shall apply to the Company in respect of the operations or assets of the Company; and may further provide that any such taxes or any tax in the nature of estate duty or inheritance tax shall not be payable in respect of the obligations of the Company.  The Cayman Islands are not party to a double tax treaty with any country that is applicable to any payments made to or by the Company.
The Cayman Islands has entered into an intergovernmental agreement to improve international tax compliance and the exchange of information with the United States (the "US IGA"). The Cayman Islands has also signed, along with a substantial number of other countries, a multilateral competent authority agreement to implement the OECD Standard for Automatic Exchange of Financial Account Information – Common Reporting Standard (the "CRS" and together with the US IGA, "AEOI").
Cayman Islands regulations have been issued to give effect to the US IGA and CRS (collectively, the "AEOI Regulations").  Pursuant to the AEOI Regulations, the Cayman Islands Tax Information Authority (the "TIA") has published guidance notes on the application of the US IGA and CRS.
All Cayman Islands "Financial Institutions" are required to comply with the registration, due diligence and reporting requirements of the AEOI Regulations, unless they are able to rely on an exemption that allows them to become a "Non-Reporting Financial Institution" (as defined in the relevant AEOI Regulations) with respect to one or more of the AEOI regimes, in which case only the registration requirement would apply under CRS.
The Company does not propose to rely on any reporting exemption and will therefore comply with the registration, due diligence and reporting requirements of the AEOI Regulations as a "Reporting Financial Institution".
As such, the Company is required to (i) register with the IRS to obtain a Global Intermediary Identification Number (for the purposes of the US IGA only), (ii) register with the TIA, and thereby notify the TIA of its status as a "Reporting Financial Institution", (iii) adopt and implement written policies and procedures setting out how it will address its obligations under CRS, (iv) conduct due diligence on its accounts to identify whether any such accounts are considered "Reportable Accounts", and (v) report information on such Reportable Accounts to the TIA. The TIA will transmit the information reported to it to the overseas fiscal authority relevant to a reportable account (e.g. the IRS in the case of a US Reportable Account) annually on an automatic basis.  Under the terms of the US IGA, withholding will not be imposed on payments made to the Company unless the IRS has specifically listed the Company as a non-participating financial institution, or on payments made by the Company unless the Company has otherwise assumed responsibility for withholding under United States tax law.

U.S. Federal Income Tax Considerations
In the opinion of Seward & Kissel LLP, our United States counsel, the following are the material U.S. federal income tax consequences relevant to an investment decision by a U.S. Holder and a Non-U.S. Holder, each as defined below, with respect to our common shares.  The following discussion of U.S. federal income tax matters is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect.
Unless otherwise noted, references in the following discussion to the "Company," "we" and "us" are to Ocean Rig UDW Inc. and its subsidiaries on a consolidated basis.
If a partnership holds common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding common shares, you are encouraged to consult your tax advisor.
Taxation of U.S. Holders
As used herein, the term "U.S. Holder" means a beneficial owner of common shares that is a U.S. citizen or resident, U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.
Distributions
Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common shares to a U.S. Holder, will generally constitute dividends, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in his common shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common shares will generally be treated as "passive category income" or, in the case of certain types of U.S. Holders, "general category income" when computing allowable foreign tax credits for U.S. foreign tax credit purposes.
Dividends paid on our common shares to a U.S. Holder who is an individual, trust or estate (a "U.S. Individual Holder") will generally be treated as "qualified dividend income" that is taxable to such U.S. Individual Holders at preferential tax rates provided that (1) the common share is readily tradable on an established securities market in the United States (such as the NASDAQ Global Select Market, on which our common shares are listed); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); and (3) the U.S. Individual Holder has owned the common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend. There is no assurance that any dividends paid on our common shares will be eligible for these preferential rates in the hands of a U.S. Individual Holder.  Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Holder.
Special rules may apply to any "extraordinary dividend" generally, a dividend in an amount which is equal to or in excess of ten percent of a shareholder's adjusted basis (or fair market value in certain circumstances) in a common share paid by us. If we pay an "extraordinary dividend" on our common shares that is treated as "qualified dividend income," then any loss derived by a U.S. Individual Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or other Disposition of Common Shares
Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such shares. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.
Passive Foreign Investment Company Status and Significant Tax Consequences
Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes. In general, a foreign corporation will be treated as a PFIC with respect to a U.S. shareholder in such foreign corporation, if, for any taxable year in which such shareholder holds stock in such foreign corporation, either:
●
at least 75% of the corporation's gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

●	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.
For purposes of determining whether a foreign corporation is a PFIC, it will be treated as earning and owning its proportionate share of the income and assets, respectively, of any of its subsidiary corporations in which it owns at least 25% of the value of the subsidiary's stock. If Ocean Rig UDW Inc. is treated as a PFIC, then a U.S. person would be treated as indirectly owning shares of its foreign corporate subsidiaries for purposes of the PFIC rules.
Income earned by a foreign corporation in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute "passive income" unless the foreign corporation is treated under specific rules as deriving its rental income in the active conduct of a trade or business.
We do not believe that we are currently a PFIC, although we may have been a PFIC for certain prior taxable years. Based on our current operations and future projections, we do not believe that we have been, are, or will be a PFIC with respect to any taxable year beginning with the 2009 taxable year. Although we intend to conduct our affairs in the future in a manner to avoid being classified as a PFIC, we cannot assure you that the nature of our operations will not change in the future.
Special U.S. federal income tax elections have been made or will be made in respect of certain of our subsidiaries. The effect of these special U.S. tax elections is to ignore or disregard the subsidiaries for which elections have been made as separate taxable entities and to treat them as part of their sole shareholder. Therefore, for purposes of the following discussion, for each subsidiary for which such an election has been made, the shareholder of such subsidiary, and not the subsidiary itself, will be treated as the owner of the subsidiary's assets and as receiving the subsidiary's income.
As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund," which election we refer to as a "QEF election" or makes a "mark-to market" election with respect to our shares.  In addition, if we were to be treated as a PFIC for any taxable year, a U.S. Holder that owns our common shares in that year would generally be required to file a Form 8621 with its U.S. federal income tax return for that year.

Taxation of U.S. Holders Making a Timely QEF Election
If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an "Electing Holder," the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder's adjusted tax basis in the common shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common shares and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of the common shares. A U.S. Holder would make a QEF election with respect to any year that our company is a PFIC by filing Internal Revenue Service Form 8621 with his U.S. federal income tax return. If we were aware that we were to be treated as a PFIC for any taxable year, we would, if possible, provide each U.S. Holder with all necessary information in order to make the QEF election described above. It should be noted that we may not be able to provide such information if we did not become aware of our status as a PFIC in a timely manner.
Taxation of U.S. Holders Making a "Mark-to-Market" Election
Alternatively, if we were to be treated as a PFIC for any taxable year and our shares are treated as "marketable stock," a U.S. Holder would be allowed to make a "mark-to-market" election with respect to our common shares, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. Since our shares are traded on the NASDAQ Global Select Market, we believe that our share are "marketable stock" for this purpose.  If the "mark-to-market" election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such holder's adjusted tax basis in the common shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the common shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's tax basis in his common shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of the common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.
Taxation of U.S. Holders Not Making a Timely QEF Election or Mark-to-Market Election
Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make a QEF election (or a mark-to-market election, if such election is available) for that year, whom we refer to as a "Non-Electing Holder," would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the common shares in a taxable year in excess of 125 % of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common shares), and (2) any gain realized on the sale, exchange or other disposition of the common shares. Under these special rules:
●	the excess distribution or gain would be allocated ratably over the Non-Electing Holders' aggregate holding period for the common shares;
●	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxed as ordinary income; and
●
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of the common shares. If a Non-Electing Holder who is an individual dies while owning the common shares, such holder's successor generally would not receive a step-up in tax basis with respect to such shares.
Taxation of "Non-U.S. Holders"
A beneficial owner of common shares that is not a U.S. Holder (other than a partnership) is referred to herein as a "Non-U.S. Holder."
Dividends on Common Shares
Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on dividends received from us with respect to our common shares, unless that income is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.
Sale, Exchange or Other Disposition of common shares
Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless:
●
the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

●	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.
If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, the income from the common shares, including dividends and the gain from the sale, exchange or other disposition of the shares that is effectively connected with the conduct of that trade or business will generally be subject to regular U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, if you are a corporate Non-U.S. Holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.
Backup Withholding and Information Reporting
In general, dividend payments, or other taxable distributions, made within the United States to a holder will be subject to information reporting requirements. Such payments will also be subject to "backup withholding" if paid to a non-corporate U.S. Holder who:
●	fails to provide an accurate taxpayer identification number;
●	is notified by the Internal Revenue Service that he has failed to report all interest or dividends required to be shown on his federal income tax returns; or
●	in certain circumstances, fails to comply with applicable certification requirements.
If a holder sells his common shares to or through a U.S. office or broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless the holder establishes an exemption. If a holder sells his common shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to the holder outside the United States then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, including a payment made to a holder outside the United States, if the holder sells his common shares through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States.

Backup withholding is not an additional tax. Rather, a taxpayer generally may obtain a refund of any amounts withheld under backup withholding rules that exceed the taxpayer's income tax liability by filing a refund claim with the IRS.
Individuals who are U.S. Holders (and to the extent specified in applicable Treasury regulations, certain individuals who are Non-U.S. Holders and certain U.S. entities) who hold "specified foreign financial assets" (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury regulations).  Specified foreign financial assets would include, among other assets, the common shares, unless the shares held through an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual U.S. Holder (and to the extent specified in applicable Treasury regulations, an individual Non-U.S. Holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed.  U.S. Holders (including U.S. entities) and Non-U.S. Holders are encouraged consult their own tax advisors regarding their reporting obligations under this legislation.
Cyprus Tax Considerations
On March 9, 2017, we received a letter from the Republic of Cyprus Ministry of Finance stating that we have ceased to be considered as tax residents in the Republic of Cyprus as of December 31, 2016.
Other Tax Considerations
In addition to the tax consequences discussed above, we may be subject to tax in one or more other jurisdictions where we conduct activities. The amount of any such tax imposed upon our operations may be material.
We provide offshore drilling services to third parties through our fully owned subsidiaries. Such services may be provided in countries where the tax legislation subjects drilling revenue to withholding tax or other corporate taxes, and where the operating cost may also be increased due to tax requirements. The amount of such taxable income and liability will vary depending upon the level of our operations in such jurisdiction in any given taxable year. Distributions from our subsidiaries may be subject to withholding tax.
We do not benefit from income tax positions that we believe are more likely than not to be disallowed upon challenge by a tax authority. If any tax authority successfully challenges our operational structure, inter-company pricing policies or the taxable presence of our key subsidiaries in certain countries; or if the terms of certain income tax treaties are interpreted in a manner that is adverse to our structure; or if we lose a material tax dispute in any country, particularly in Brazil, Norway, Angola, Netherlands, Congo, Senegal, Cyprus, Jersey, South Africa, the United States, the U.K., Falkland Islands, Ivory Coast, Tanzania or Ghana our effective tax rate on our world-wide earnings could increase substantially and our earnings and cash flows from operations could be materially adversely affected.

EXPENSES OF THE OFFERING
The following table lists the costs and expenses payable by us in connection with the sale of the common shares covered by this prospectus other than any sales commissions or discounts, which expenses will be paid by the selling shareholders. All amounts shown are estimates except for the SEC registration fee.

SEC Registration Fee	$92,399
Legal Fees and Expenses	$98,000
Accountants' Fees and Expenses	$35,647
Miscellaneous Costs	$3,954
Total	$230,000

ENFORCEABILITY OF CIVIL LIABILITIES
We are a Cayman Islands company and our principal administrative offices are located outside the United States in the Cayman Islands. All of our directors, officers and the experts named in this prospectus reside outside the United States. In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside of the United States. As a result, it may be difficult or impossible for U.S. investors to serve process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws.
Furthermore, there is substantial doubt that courts in the countries in which we or our subsidiaries are incorporated or where our assets or the assets of our subsidiaries, directors or officers and such experts are located (i) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries, directors or officers and such experts based upon the civil liability provisions of applicable U.S. federal and state securities laws or (ii) would enforce, in original actions, liabilities against us or our subsidiaries, directors or officers and such experts based on those laws.

We have been advised by its Cayman Islands legal counsel, Maples and Calder, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature.  In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met.  For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or  obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy).  A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

LEGAL MATTERS
Matters relating to United States law will be passed upon for us by Seward & Kissel LLP, New York, New York. The validity of the common shares and certain other matters relating to Cayman Islands law will be passed upon for us by Maples and Calder, Cayman Islands.
EXPERTS
The consolidated financial statements of Ocean Rig UDW Inc, appearing in Ocean Rig UDW Inc.'s Annual Report (Form 20-F) for the year ended December 31, 2016, (including financial statement schedule appearing therein) and the effectiveness of Ocean Rig UDW Inc.'s internal control over financial reporting as of December 31, 2016 have been audited by Ernst & Young (Hellas) Certified Auditors-Accountants S.A., independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing. The address of Ernst & Young (Hellas) Certified Auditors-Accountants S.A. is Chimarras 8B, 15125, Maroussi, Greece and is registered as a corporate body with the public register for company auditors-accountants kept with the Body of Certified-Auditors-Accountants, or SOEL, Greece with registration number 107.
WHERE YOU CAN FIND MORE INFORMATION
Incorporation of Documents by Reference
We have elected to incorporate by reference certain information in this prospectus pursuant to General Instruction VI of Form F-1. The Commission allows us to "incorporate by reference" information that we file with it. This means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be a part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus.
We hereby incorporate by reference the documents listed below:
•
Our Report on Form 6-K filed with the Commission on October 5, 2017, which contains proxy materials for our Extraordinary General Meeting to be held on November 3, 2017, including our Form of Second Amended and Restated Memorandum and Articles of Association;

•	Our Report on Form 6-K filed with the Commission on September 22, 2017 which contains certain material agreements of the Company;
•
Our Report on Form 6-K filed with the Commission on September 13, 2017 containing our Management's Discussion and Analysis of Financial Condition and Results of Operations and the unaudited  audited consolidated financial statements and related notes thereto as of and for the six months ended June 30, 2017;

•
Our Annual Report on Form 20-F for the year ended December 31, 2016, filed with the Commission on March 22, 2017, containing our audited consolidated financial statements for the most recent fiscal year for which those statements have been filed; and

•
The description of our common shares and the rights of our shareholders contained in our Registration Statement on Form F-4, as amended (File No. 333-210118), filed with the Commission on July 6, 2016.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus modifies, supersedes or replaces such statement.
You may request a free copy of documents incorporated by reference in this prospectus (other than exhibits thereto not specifically incorporated by reference) by writing or telephoning us at the following address:

Ocean Rig UDW Inc.
 Ocean Rig Cayman Management Services SEZC Limited
3rd Floor Flagship Building
Harbour Drive, Grand Cayman,
Cayman Islands
+1 345 327 9232
Information Provided by the Company
We are subject to the informational requirements of the Exchange Act and, in accordance therewith, we file reports and other information with the SEC. These materials may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, or from the SEC's website http://www.sec.gov. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330 and you may obtain copies at prescribed rates. Our filings are also available on our website at http://www.ocean-rig.com. This web address is provided as an inactive textual reference only. Information included on our website is not a part of this prospectus. This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding our common shares and us, including exhibits.
We will furnish holders of our common shares with annual reports containing audited financial statements and a report by our independent registered public accounting firm. The audited financial statements will be prepared in accordance with U.S. GAAP. As a "foreign private issuer," we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. While we furnish proxy statements to shareholders in accordance with the rules of any stock exchange on which our common shares may be listed in the future, those proxy statements will not conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition, as a "foreign private issuer," our officers and directors are exempt from the rules under the Exchange Act relating to short swing profit reporting and liability.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
The Company is providing the following unaudited pro forma condensed consolidated financial information to aid you in your analysis of the financial aspects of the Restructuring.
The following unaudited pro forma condensed consolidated balance sheet as of June 30, 2017 and the unaudited consolidated statement of operations for the six-month period ended June 30, 2017 and year ended December 31, 2016 are based on the separate historical financial statements of the Company after giving effect to pro forma events that are related to the Restructuring and are factually supportable and in the case of the unaudited condensed consolidated pro forma statement of operations, are expected to have a continuing impact on the consolidated results. The Company's unaudited pro forma condensed consolidated financial information has been prepared on the basis of the Company's successful emergence from Restructuring.
The unaudited condensed consolidated pro forma financial information includes certain adjustments, which we believe to be reasonable, to give effect to Restructuring, which are described in the notes below. The historical financial information has been adjusted to give effect to pro forma items that are: (1) directly attributable to the Restructuring, (2) factually supportable, and (3) with respect to the statement of operations, expected to have a continuing impact on the consolidated results. The unaudited condensed consolidated pro forma balance sheet was prepared as if the Restructuring occurred as of June 30, 2017. The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2016 and six month period ended June 30, 2017 was prepared as if the Restructuring had occurred as of January 1, 2016 and January 1, 2017, respectively. This unaudited pro forma condensed consolidated financial information should be read in conjunction with the historical financial statements and related notes of the Company, which is included in this registration statement.
The unaudited pro forma condensed consolidated financial information is for illustrative purposes only. The financial results may have been different had the company's restructuring plan not been approved. You should not rely on the unaudited pro forma condensed consolidated financial information as being indicative of the historical results that would have been achieved had the company restructuring plan been approved.

OCEAN RIG UDW INC.
Unaudited pro forma condensed consolidated balance sheet
As of June 30, 2017
(Expressed in thousands of U.S. Dollars)
	June 30, 2017 (Historical)	Pro forma adjustments	Note 2	Final Pro forma June 30, 2017
ASSETS	(I)	(II)		(III)=(I)+(II)
CURRENT ASSETS:
Cash and cash equivalents	$941,623	$(325,800)	(a)	$615,823
Restricted cash	36,758	-		36,758
Trade accounts receivable, net of allowance for doubtful receivables	237,476	-		237,476
Assets held for sale	59,008	-		59,008
Other current assets	29,017	-		29,017
Total current assets	1,303,882	(325,800)		978,082

FIXED ASSETS, NET:
Advances for drilling units under construction and related costs	562,909	-		562,909
Drilling units, machinery and equipment, net	2,324,599	-		2,324,599
Total fixed assets, net	2,887,508	-		2,887,508

OTHER NON-CURRENT ASSETS:
Restricted cash	-	-		-
Other non-current assets	4,828	5,000	(b)	9,828
Total non-current assets, net	4,828	5,000		9,828
Total assets	$4,196,218	$(320,800)		$3,875,418

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs	$159,825	$-		$159,825
Current portion of long-term debt, net of deferred financing costs, subject to compromise	3,640,699	(3,640,699)	(c)	-
Due to related parties	180	-		180
Accounts payable and other current liabilities	39,203	-		39,203
Accrued liabilities	161,170	(112,513)	(d)	48,657
Deferred revenue	15,736	-		15,736
Total current liabilities	4,016,813	(3,753,212)		263,601

NON-CURRENT LIABILITIES:
Long term debt, net of current portion and deferred financing costs	-	450,000	(e)	450,000
Deferred revenue	17,022	-		17,022
Other non-current liabilities	2,286	-		2,286
Total non-current liabilities	19,308	450,000		469,308

STOCKHOLDERS' EQUITY:
	-	-		-
Common stock, $0.01 par value	1,609	(693)	(f)	916
Treasury stock	(783)	783	(g)	-
Additional paid-in capital	3,524,582	1,831,043	(h)	5,355,625
Accumulated other comprehensive income	3,346	-		3,346
Accumulated deficit	(3,368,657)	1,151,279	(i)	(2,217,378)
Total stockholders' equity	160,097	2,982,412		3,142,509
Total liabilities and stockholders' equity	$4,196,218	$(320,800)		$3,875,418

OCEAN RIG UDW INC.
Unaudited pro forma condensed consolidated statement of operation
For the six-month period ended June 30, 2017
(Expressed in thousands of U.S. Dollars)

	June 30, 2017 (Historical)	Pro forma Adjustments	Note 3	Final Pro forma June 30, 2017
REVENUES:	(I)	(II)		(III)=(I)+(II)
Revenues	$587,317	$-		$587,317

EXPENSES:
Drilling units operating expenses	146,194	-		146,194
Depreciation and amortization	62,649	-		62,649
General and administrative expenses	31,091	44,400	(a)	75,491
Loss on sale of fixed assets	139	-		139
Legal settlements and other, net	-	-		-
Operating income	347,244	(44,400)		302,844

OTHER INCOME/ (EXPENSES):
Interest and finance costs	(124,357)	120,484	(b)	(3,873)
Interest income	3,148	-		3,148
Loss on interest rate swaps	-	-		-
Reorganization expenses	(41,043)	41,043	(c)	-
Other, net	1,212	-		1,212
Total other (expenses)/income, net	(161,040)	161,527		487

INCOME BEFORE INCOME TAXES	186,204	117,127		303,331
Income taxes	(37,013)	-		(37,013)

NET INCOME ATTRIBUTABLE TO OCEAN RIG UDW INC.	$149,191	$117,127		$266,318

NET INCOME ATTRIBUTABLE TO OCEAN RIG UDW INC. COMMON STOCKHOLDERS	$149,010			$241,521

EARNINGS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS, BASIC AND DILUTED	$1.81			$2.91
WEIGHTED AVERAGE NUMBER OF COMMON SHARES, BASIC AND DILUTED	82,485,348			83,031,189

OCEAN RIG UDW INC.
Unaudited pro forma condensed consolidated statement of operation
For the year ended December 31, 2016
(Expressed in thousands of U.S. Dollars)

	December 31, 2016 (Historical)	Pro forma Adjustments	Note 4	Final Pro forma December 31, 2016
REVENUES:	(I)	(II)		(III)=(I)+(II)
Revenues	$1,653,667	$-		$1,653,667

EXPENSES:
Drilling units operating expenses	454,329	-		454,329
Depreciation and amortization	334,155	-		334,155
Impairment Loss	3,776,338	-		3,776,338
General and administrative expenses	103,961	88,800	(a)	192,761
Loss on sale of fixed assets	25,274	-		25,274
Legal settlements and other, net	(8,720)	-		(8,720)
Operating loss	(3,031,670)	(88,800)		(3,120,470)

OTHER INCOME/ (EXPENSES):
Interest and finance costs	(226,981)	206,713	(b)	(20,268)
Interest income	3,449	-		3,449
Loss on interest rate swaps	(4,388)	-		(4,388)
Gain from repurchase of senior notes	125,001	-		125,001
Other, net	(614)	-		(614)
Total other (expenses)/income, net	(103,533)	206,713		103,180

LOSS BEFORE INCOME TAXES	(3,135,203)	117,913		(3,017,290)
Income taxes	(106,315)	-		(106,315)

NET LOSS ATTRIBUTABLE TO OCEAN RIG UDW INC.	$(3,241,518)	$117,913		$(3,123,605)

NET LOSS ATTRIBUTABLE TO OCEAN RIG UDW INC. COMMON STOCKHOLDERS	$(3,241,518)			$(3,123,605)

LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS, BASIC AND DILUTED	$(33.43)			$(37.62)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES, BASIC AND DILUTED	96,950,847			83,031,189

OCEAN RIG UDW INC.
Notes to the pro forma information
(Expressed in thousands of U.S. Dollars unless otherwise stated)
Note 1 — Description of transaction and basis of presentation:
Description of transaction
Ocean Rig UDW and certain of its subsidiaries, Drillships Financing Holding Inc., or DFH, Drillships Ocean Ventures Inc., or DOV, and Drill Rigs Holdings Inc., or DRH, which collectively refer to as the Scheme Companies, have implemented a financial restructuring plan, which is refer to as the Restructuring. As a result the Scheme Companies' aggregate outstanding indebtedness owed to third parties has been reduced from approximately $3.7 billion of principal (plus accrued interest) to $450 million, effective as of the Restructuring Effective Date.
Assumptions
Pro forma adjustments giving effect to the Restructuring have been reflected in the unaudited condensed consolidated pro forma balance sheet assuming the transaction was completed on June 30, 2017 and are discussed in Note 2. Pro forma adjustments giving effect to the Restructuring have been reflected in the unaudited condensed consolidated pro forma statement of operations assuming the transaction was completed on January 1, 2016 and January 1, 2017 respectively, and are discussed in Note 3 and Note 4, respectively.
With respect to the pro forma adjustments related to the unaudited condensed consolidated pro forma balance sheet, recurring and non-recurring adjustments are taken into consideration. With respect to the pro forma adjustments related to the unaudited condensed consolidated pro forma statement of operations, only adjustments that are expected to have a continuing impact on the statement of operations are taken into consideration. Only adjustments that are factually supportable, can be estimated reliably and are directly attributable to the Restructuring are taken into consideration in the unaudited condensed consolidated balance sheets and the unaudited condensed consolidated statement of operations.
Note 2 — Unaudited Pro Forma Condensed Consolidated Balance Sheet Adjustments:
(a)	Represents the following adjustments to cash and cash equivalents:
•	A decrease of $320,800, representing the cash consideration and early consent fee given to reduce the outstanding indebtedness to third parties.
•	A decrease of $5,000, representing the security payment to the escrow agent.
(b)	Represents the following adjustments to other non-current assets:
•	An increase of $5,000, representing the security payment to the escrow agent.
(c)	Represents the following adjustments to current portion of long-term debt, net of deferred financing costs, subject to compromise:
•	A decrease of $320,800, representing the cash consideration and early consent fee given to reduce the outstanding indebtedness to third parties of the Scheme Companies.
•
A decrease of $450,000, representing the new credit agreement that consists of a $450 million senior secured term loan facility, bearing interest at 8.00% per annum and with a maturity date in September 2024. The new secured Debt has been re-classified as non-current long-term debt, net of deferred financing costs.

OCEAN RIG UDW INC.
Notes to the pro forma information
(Expressed in thousands of U.S. Dollars unless otherwise stated)
•
A decrease of $1,831,133 representing the value of the post-Restructuring equity of the Company to scheme Creditors or their nominees as part of the consideration for their claims to the outstanding indebtedness of the Scheme Companies. The new shares that will be issued are 91,547,007 with an assumed market closing price of $20.00 per share.

•	A decrease of $1,038,766, representing the reorganization gain of the Company as a result of the reduction of the indebtedness to third parties of the scheme companies.
(d)	Represents the following adjustments to accrued liabilities:
•	A decrease of $130,613, representing the accrued interest and default interest of the old indebtedness to third parties of the scheme companies.
•	An increase of $18,100, representing the accrued interest of the new secured debt of $450,000.
(e)	Represents the following adjustments to long-term debt, net of current portion and deferred financing costs:
•
An increase of $450,000, representing the new credit agreement that consists of a $450 million senior secured term loan facility, bearing interest at 8.00% per annum and with a maturity date in September 2024.

(f)	Represents the following adjustments to common stock:
•	A decrease of $826, representing the reverse stock split of 1-for-9,200 that reduced the number of the issued and outstanding common shares from approximately 82,586,851 to approximately 8,975.
•	A decrease of $783, representing the cancelation of 78,301,755 treasury shares at par value.
•	An increase of $916, representing the 91,555,982 issued and outstanding shares at par value as of June 30, 2017.
(g)	Represents the following adjustments to treasury stock:
•	An increase of $783, representing the cancelation of 78,301,755 treasury shares at par value.
(h)	Represents the following adjustments to additional paid-in capital
•
An increase of $1,830,217 representing the value of the post-Restructuring equity of the Company to scheme Creditors or their nominees as part of the consideration for their claims to the outstanding indebtedness of the Scheme Companies. The new shares that will be issued are 91,547,007 with an assumed market closing price of $20.00.

•	An increase of $826, representing the reverse stock split that reduced the number of the issued and outstanding common shares from approximately 82,586,851 to approximately 8,975.
(i)	Represents the following adjustments to accumulated deficit:
•	An increase of $1,038,766, representing the reorganization gain of the Company as a result of the reduction of the indebtedness to third parties of the scheme companies.

OCEAN RIG UDW INC.
Notes to the pro forma information
(Expressed in thousands of U.S. Dollars unless otherwise stated)
•	An increase of $130,613, representing the accrued interest and default interest of the old indebtedness to third parties of the scheme companies.
•	A decrease of $18,100, representing the accrued interest of the new secured debt of $ 450,000.
Note 3 — Unaudited Pro Forma Condensed Consolidated Statement of Operations Adjustments for the six-month period ended June 30, 2017
(a)	Represents the following adjustments to general and administrative expenses:
•
An increase of $44,400 representing the amortization of stock based compensation related to the 8,524,793 common shares, subject to vesting over four years, granted to Prime Cap Shipping Inc., a company affiliated with the Registrant's Chairman and Chief Executive Officer, Mr. George Economou.

(b)	Represents the following adjustments to interest and finance costs:
•	A decrease of $137,390 representing the interest cost (including default interest) and amortized cost of the discharged debt facilities.
•
An increase of $18,100 representing the estimated interest cost of the new secured debt of $450,000. The calculation of the estimated interest cost assumes that the new secured debt was drawn on January 1, 2017.

•	A decrease of $1,194 representing the adjustment of capitalized interest, over the advances for drilling units under construction, at the Company's post restructuring weighted rate of debt.
(c)	Represents the following adjustments to reorganization expenses:
•	Professional and Legal Fees that are directly associated with the Restructuring amounting to $41,043 have been eliminated as non-recurring costs.
Note 4 — Unaudited Pro Forma Condensed Consolidated Statement of Operations Adjustments for the year ended December 31, 2016:
(a)	Represents the following adjustments to general and administrative expenses:
•
An increase of $88,800 representing the amortization of stock based compensation related to the 8,524,793 common shares, subject to vesting over four years, granted to Prime Cap Shipping Inc., a company affiliated with the Registrant's Chairman and Chief Executive Officer, Mr. George Economou.

(b)	Represents the following adjustments to interest and finance costs:
•	A decrease of $243,395 representing the interest cost and amortized cost of the discharged debt facilities.
•
An increase of $36,000 representing the estimated interest cost of the new secured debt of $450,000. The calculation of the estimated interest cost assumes that the new secured debt was drawn on January 1, 2016.

•	An increase of $682 representing the adjustment of capitalized interest, over the advances for drilling units under construction, at the Company's post restructuring weighted rate of debt.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 6.	Indemnification of Directors and Officers
Under Section 78 of the Companies Law of the Cayman Islands, the liability of the directors, managers or the managing director of a Cayman Islands company may, if so provided by the company's memorandum of association, be unlimited. Cayman Islands law does not otherwise limit the extent to which a company's memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against actual fraud or willful default or the consequences of committing a crime.
The Registrant's Second Amended and Restated Memorandum and Articles of Association provide for indemnification of the current and former officers and directors of the Registrant to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud or willful default.
The Registrant has entered and will enter, pursuant to certain Governance Agreements entered into by the Registrant with certain shareholders of the Registrant dated September 22, 2017 (the "Governance Agreements"), into indemnification agreements with each of its current directors and executive officers and each Lender Director and Lender Appointing Person, as such persons are defined in the Registrant's Second Amended and Restated Memorandum and Articles of Association, to provide these persons additional contractual assurances regarding the scope of the indemnification set forth in the Registrant's amended and restated memorandum and articles of association and to provide additional procedural protections.
The Registrant has directors' and officers' liability insurance for its directors and officers.
The Registrant's Governance Agreements with certain shareholders also provide for cross-indemnification in connection with the registration of our common shares on behalf of such shareholders.

Item 7.	Recent Sales of Unregistered Securities
On September 22, 2017, the Registrant and certain of its subsidiaries effected schemes of arrangement under Section 86 of the Companies Law (2016 Revision) of the Cayman Islands to implement a financial restructuring plan. The schemes provided for substantial deleveraging of the scheme companies through an exchange by their creditors of approximately $3.7 billion principal amount of debt for new equity of the Registrant, approximately $288 million in cash and $450 million of new secured debt. Pursuant to the schemes, the Registrant issued an aggregate of 82,126,810 common shares to scheme creditors or their nominees as part of the consideration for their claims to the scheme companies' indebtedness. In addition, certain scheme creditors elected to receive in lieu of common shares an aggregate of 895,404 Class B common shares of the Registrant, to be issued following the adoption of the Second Amended and Restated Memorandum and Articles of Association of the Registrant. The common shares were issued and the Class B common shares will be issued pursuant to the schemes in an exchange transaction exempt from registration under Section 3(a)(10) of the Securities Act.
On September 22, 2017, the Registrant issued 8,524,793 common shares, subject to vesting over four years, to Prime Cap Shipping Inc., a company affiliated with the Registrant's Chairman and Chief Executive Officer, Mr. George Economou, pursuant to the Management Services Agreement dated September 22, 2017, entered into by the Registrant and certain of its subsidiaries with TMS Offshore Services Ltd. The issuance of common shares to Prime Cap Shipping Inc. was exempt from registration under Section 4(a)(2) of the Securities Act as a transaction not involving a public offering.

Item 8.	Exhibits and Financial Statement Schedules
Exhibit Number	Description of Exhibit
1.1*	Underwriting Agreement
3.1
Amended and Restated Memorandum and Articles of Association, incorporated by reference to Exhibit 3.4 to the Post-Effective Amendment to Registration Statement on Form F-4 of Ocean Rig UDW Inc. (Registration No. 333-210118), filed with the SEC on July 7, 2016.

3.2	Form of Second Amended and Restated Memorandum and Articles of Association, incorporated by reference from Appendix A to Exhibit 99.1 of the Form 6-K filed with the SEC on October 5, 2017.
4.1	Form of Stock Certificate, incorporated by reference to exhibit 4.1 to the Registration Statement on Form F-4 of Ocean Rig UDW Inc. (Registration No. 333-175940), filed with the SEC on August 17, 2011
5.1**	Opinion of Maples and Calder, as to the legality of the common shares
8.1**	Opinion of Maples and Calder, as to certain Cayman Islands tax matters
8.2**	Opinion of Seward & Kissel LLP, as to certain U.S. tax matters
10.1
Drillship Master Agreement between DryShips Inc. and a major shipyard in Korea incorporated by reference to exhibit 10.1 to the Registration Statement on Form F-4 of Ocean Rig UDW Inc. (Registration No. 333-175940), filed with the SEC on August 1, 2011.

10.2
Novation Agreement between a major shipyard in Korea , DryShips Inc. and Ocean Rig UDW Inc., incorporated by reference to exhibit 10.2 to the Registration Statement on Form F-4 of Ocean Rig UDW Inc. (Registration No. 333-175940), filed with the SEC on August 1, 2011.

10.3
Addendum No. 1 dated May 16, 2011 to a Drillship Master Agreement, dated November 22, 2010, between DryShips Inc. and a major shipyard in Korea, as novated by a Novation Agreement, dated December 30, 2010, a major shipyard in Korea, DryShips Inc. and Ocean Rig UDW Inc., incorporated by reference to exhibit 10.3 to the Registration Statement on Form F-4 of Ocean Rig UDW Inc. (Registration No. 333-175940), filed with the SEC on August 1, 2011.

10.4
Addendum No. 2 dated January 27, 2012 to a Drillship Master Agreement, dated November 22, 2010, between DryShips Inc. and a major shipyard in Korea, as novated by a Novation Agreement, dated December 30, 2010 and as amended, incorporated by reference to exhibit 4.4 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2011, filed with the SEC on March 14, 2012.

10.5
Addendum No. 3 dated April 2, 2012, to a Drillship Master Agreement, dated November 22, 2010, between DryShips Inc. and a major shipyard in Korea, as novated by a Novation Agreement, dated December 30, 2010, and as amended incorporated by reference to exhibit 4.5 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2012, filed with the SEC on March 22, 2013.

10.6
Addendum No. 4, dated September 3, 2012, to a Drillship Master Agreement, dated November 22, 2010, between DryShips Inc. and a major shipyard in Korea, as novated by a Novation Agreement, dated December 30, 2010, and as amended incorporated by reference to exhibit 4.6 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2012, filed with the SEC on March 22, 2013.

10.7
Management Agreement, dated December 13, 2013, by and between Drillship Skyros Owners Inc., as the Owner, and Ocean Rig Management Inc., as the Manager, incorporated by reference to exhibit 4.59 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2014, filed with the SEC on March 9, 2015.

10.8
Management Agreement, dated February 25, 2014, by and between Drillship Kythnos Owners Inc., as the Owner, and Ocean Rig Management Inc., as the Manager, incorporated by reference to exhibit 4.60 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2014, filed with the SEC on March 9, 2015.

10.9
Management Agreement, dated April 17, 2014, by and between Drillship Hydra Owners Inc., as the Owner, and Ocean Rig Management Inc., as the Manager, incorporated by reference to exhibit 4.61 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2014, filed with the SEC on March 9, 2015.

10.10
Management Agreement, dated April 17, 2014, by and between Drillship Kithira Owners Inc., as the Owner, and Ocean Rig Management Inc., as the Manager, incorporated by reference to exhibit 4.62 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2014, filed with the SEC on March 9, 2015.

10.11
Management Agreement, dated April 17, 2014, by and between Drillship Paros Owners Inc., as the Owner, and Ocean Rig Management Inc., as the Manager, incorporated by reference to exhibit 4.63 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2014, filed with the SEC on March 9, 2015.

10.12
Management Agreement, dated April 17, 2014, by and between Ocean Rig 1 Inc., as the Owner, and Ocean Rig Management Inc., as the Manager, incorporated by reference to exhibit 4.64 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2014, filed with the SEC on March 9, 2015.

10.13
Management Agreement, dated April 17, 2014, by and between Ocean Rig 2 Inc., as the Owner, and Ocean Rig Management Inc., as the Manager, incorporated by reference to exhibit 4.65 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2014, filed with the SEC on March 9, 2015.

10.14
Management Agreement, dated April 17, 2014, by and between Drillship Skiathos Owners Inc., as the Owner, and Ocean Rig Management Inc., as the Manager, incorporated by reference to exhibit 4.66 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2014, filed with the SEC on March 9, 2015.

10.15
Management Agreement, dated April 17, 2014, by and between Drillship Skopelos Owners Inc., as the Owner, and Ocean Rig Management Inc., as the Manager, incorporated by reference to exhibit 4.67 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2014, filed with the SEC on March 9, 2015.

10.16
Management Agreement, dated February 17, 2015, by and between Drillship Alonissos Owners Inc., as the Owner, and Ocean Rig Management Inc., as the Manager, incorporated by reference to exhibit 4.68 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2014, filed with the SEC on March 9, 2015.

10.17
Time charter party for offshore service vessels by and between Dianthus Maritime Ltd. and Ocean Rig Global Chartering Inc. dated March 29, 2016, incorporated by reference to exhibit 4.54 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2016, filed with the SEC on March 13, 2017.

10.18
Time charter party for offshore service vessels between Fiore Shipping Inc. and Ocean Rig Global Chartering Inc. dated March 29, 2016, incorporated by reference to exhibit 4.55 to the Annual Report on Form 20-F of DryShips Inc. for the fiscal year ended December 31, 2016, filed with the SEC on March 13, 2017.

10.19
Put and Call Option Agreement between Drillship Alonissos Shareholders Inc. as Borrower, Ocean Rig UDW Inc. as Purchaser and Drillship Alonissos Owners Inc. as Drillship Owner, dated August 31, 2016 incorporated by reference to Exhibit 4.41 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2016, filed with the SEC on March 22, 2017.

10.20
Trust Agreement of Drillship Alonissos Stock Trust, dated August 31, 2016, incorporated by reference to Exhibit 4.42 to the Annual Report on Form 20-F of Ocean Rig UDW Inc. for the fiscal year ended December 31, 2016, filed with the SEC on March 22, 2017.

10.21
Restructuring Agreement by and among Ocean Rig UDW Inc., Drillships Financing Holding Inc., Drillships Ocean Ventures Inc., Drill Rigs Holdings Inc. and The Supporting Creditors thereto, dated March 23, 2017 filed with the SEC on Form 6-K on March 28, 2017 (included within Exhibit 10.1).

10.22	Waiver to Restructuring Support Agreement dated March 23, 2017, filed with the SEC on Form 6-K on March 28, 2017 (included within Exhibit 10.2).
10.23
Credit Agreement, dated September 22, 2017, by and among Ocean Rig, as parent, several of Ocean Rig's subsidiaries, as borrowers, the lenders party thereto, and Deutsche Bank AG New York Branch as administrative agent and collateral agent incorporated by reference from Exhibit 10.1 of the Form 6-K filed with the SEC on September 22, 2017.

10.24
Intercreditor Agreement, dated September 22, 2017, by and among Ocean Rig, as parent, several of Ocean Rig's subsidiaries as borrowers, any First Lien Collateral Agent, as defined therein, and Deutsche Bank AG New York Branch, as collateral agent incorporated by reference from Exhibit 10.2 of the Form 6-K filed with the SEC on September 22, 2017.

10.25
Form of the Governance Agreement, entered into by and among Ocean Rig, the subsidiaries of Ocean Rig party thereto and various Scheme Creditors incorporated by reference from Exhibit 10.3 of the Form 6-K filed with the SEC on September 22, 2017

10.26
Management Services Agreement, dated September 22, 2017, by and among Ocean Rig, the subsidiaries of Ocean Rig party thereto and TMS Offshore Services Ltd. incorporated by reference from Exhibit 10.4 of the Form 6-K filed with the SEC on September 22, 2017.

21.1**	Subsidiaries of Ocean Rig UDW Inc
23.1	Consent of Independent Registered Public Accounting Firm
23.2**	Consent of Maples and Calder (included within Exhibit 5.1)
23.3**	Consent of Seward & Kissel LLP (included within Exhibit 8.2)
24.1	Power of Attorney (included in the signature page hereto)
*	To be filed, if necessary, by amendment.
**	Previously filed.

Item 9.	Undertakings
(a)	The undersigned registrant hereby undertakes:
(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement, unless the information required to be included in a post-effective amendment by paragraphs (i), (ii) and (iii) below is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of a prospectus filed pursuant to Rule 424(b) that is part of the registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;
(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)
To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering.  Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act of 1933, as amended, need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5)	That, for the purpose of determining liability under the Securities Act of 1933, as amended, to any purchaser;
(i)
Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)
Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(b)
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Athens, Greece, on October 10, 2017.
OCEAN RIG UDW INC.

By:	/s/ George Economou
Name:	George Economou
Title:	Chief Executive Officer and Chairman of the Board of Directors

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on October 10, 2017.

Signature	Title

*	Chief Executive Officer, Chairman of the Board of Directors and Director (Principal Executive Officer)
George Economou

*	President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
Antonios Kandylidis

*	Director
Michael Pearson

*	Director
Vassilis Karamitsanis

*	Director
John Liveris

*	Director
Chrysoula Kandylidis

*	Director
George Kokkodis

* By:   /s/ Gary J. Wolfe
             Gary J. Wolfe
             Attorney-in-fact

AUTHORIZED REPRESENTATIVE
Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative of the Registrant in the United States, has signed this registration statement in the City of Newark, State of Delaware, on October 10, 2017.
PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Authorized Representative